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## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Escada

BEST AVAILABLE COPY

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 34894

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 5/2/07


ESCADA GROUP
CONTINUITY AND CHANGE
FISCAL YEAR 2005/2006



# ESCADA GROUP

CONTINUITY AND CHANGE
FISCAL YEAR 2005/2006

# ESCADA GROUP AT A GLANCE

## AS OF OCTOBER 31 2006

in million Euro

| Fiscal year | 2005/2006 | 2004/2005 | 2003/2004 |
|---|---|---|---|
| Consolidated accounts per | IFRS/IAS | IFRS/IAS | IFRS/IAS |
| **Consolidated sales** | **695.2** | 648.6 | 625.5 |
| Sales, Germany | 198.3 | 177.1 | 169.1 |
| Sales, Other countries | 496.7 | 471.5 | 456.4 |
| | | | |
| Personnel expenses | 150.4 | 145.3 | 148.2 |
| Other operating expenses | 236.2 | 227.1 | 208.7 |
| **Earnings before depreciation and amortization (EBITDA)** | **74.1** | **65.1** | **47.3** |
| EBIT before one-time expences | 52.9 | 45.6 | 25.2 |
| Profit/loss before taxes | 24.6 | 29.2 | 6.5 |
| **Consolidated net profit/loss (after minority interests)** | **6.9** | **13.7** | **3.8** |
| | | | |
| Investments in tangible and intangible assets | 31.3 | 21.5 | 18.6 |
| Depreciation and amortization | 21.2 | 19.5 | 22.1 |
| Inventories | 102.4 | 125.5 | 124.8 |
| Total assets | 426.1 | 433.4 | 452.0 |
| **Net debt** | **188.7** | **207.7** | **208.7** |
| | | | |
| Gross profit margin (%) | 62.4 | 62.8 | 60.6 |
| Personnel expenses (%) | 21.6 | 22.4 | 23.7 |
| EBITDA margin (%) | 10.7 | 10.0 | 7.6 |
| ROIC on EBIT basis (%) | 14.3 | 11.9 | 6.5 |
| EVA (million Euro) | –10.8 | –12.2 | –17.5 |
| Economic equity ratio* (%) | 26.4 | 23.5 | 20.0 |
| Number of employees (as of reporting date) | 4,004 | 3,974 | 3,886 |
| | | | |
| **Figures per share** | | | |
| Earnings per share according to IAS (undiluted) (EUR) | 0.42 | 0.83 | 0.24 |
| Dividend (EUR) | 0.0 | 0.0 | 0.0 |
| High/low trading price, common stock (EUR) | 26.98/19.30 | 23.77/15.30 | 17.01/10.75 |

* Including convertible bond.

## [illegible]

MERGING A SUCCESSFUL PAST WITH A GREAT FUTURE. CREATING A BRAND NEW WORLD OF ASPIRATION, SOPHISTICATION AND GLAMOR. DESIGNING A GLOBAL LUXURY BRAND. ON A DREAM BRAND LEVEL. THAT WILL BE ESCADA.



# CONTENTS



# LETTER TO THE SHAREHOLDERS

Dear shareholders,

in fiscal year 2005/2006 the ESCADA Group saw the course being set on a number of important issues. We focused the Group through a bundle of measures in such a way that we can fully utilize the great potential of the ESCADA brand over the coming years and continue the path of profitable growth. Our key strategic target is clear: in the top league of international luxury brands ESCADA shall stand out as global leader for women's fashion – with an unmistakable line, a standardized appearance and a maximum of quality and comfort.

Such a target is neither a distant vision nor wishful thinking. Much has already been achieved over the last few years: ESCADA Group has become significantly leaner and capable of withstanding crises; it is endowed with a solid financial basis and a core brand that has lost none of its radiating appeal even in hard times. Our second business unit, the PRIMERA Group, has also seen a successful development over the last few years and is making a markedly positive contribution toward Group earnings. We will build on all these strengths.

In order to achieve strategic objectives, one should know the preconditions from which one is starting. This Board of Management, which in its present composition has been leading ESCADA Group since February 2006, therefore set out by acquiring a comprehensive view on the strategic, operative and financial situation of the Group. The result of this in-depth critical analysis led to numerous measures being taken to further develop ESCADA as a comprehensive entity, especially

- with a view on structures, processes and costs
- with a view on the ESCADA brand
- with a view on the presence in the markets.

All these changes, though, were not a matter of revolution but evolution. Change just for the sake of it, would be absolutely out of place with a brand like ESCADA. We have to adjust a number of settings here and there, but will not damage or neglect what has proved its worth over the years.

As far as structures and processes are concerned, last fiscal year saw a great number of projects launched and largely already realized, all aimed at speeding up the Group's organization, reducing complexity still further and increasing efficiency. This way we were able to optimize the range of the collections, increase lot sizes and accelerate workflow procedures.

We also swiftly proceeded in newly assigning leadership responsibilities in order to attain clear competencies and responsibilities on all management levels. This constitutes an essential step in facilitating the indispensable transformation from a founder- and owner-led to a management-guided company culture. Such a transformation takes time, though, especially in a company like ESCADA, which has been formed by its founders for so long. Yet it is a change that must be vigorously pursued and demanded. We have made good progress in this respect in 2005/2006.

"FASHION HAS TO DEVELOP. THIS REQUIRES GIVING THE BRAND A NEW EMOTIONAL BOOST AND A MORE CONTEMPORARY IMAGE."

The further reduction of inventories and stocks is a key objective and with it the reduction of funds committed and as a consequence raising Cash Flow. The valuation adjustments in the balance sheet we decided upon in the second quarter of the year under review, met this target. The one-time expenses of 16.9 million Euro went primarily toward depreciating inventories. At the same time we introduced more stringent depreciation regulations for old stocks that are binding for all Group entities. As a consequence, inventory stocks of more than 2 years and the related risks of depreciation will not be tolerated anymore. Even though these one-time expenses burdened the Group's earnings, they are an important element in releasing liquidity to finance growth.

Optimized structures and processes as well as cost discipline by themselves, however, cannot in the long term sustain a fashion company like ESCADA in a rigorously competitive environment. The question how to further develop the ESCADA brand was one we addressed at great length. We were able to win over Damiano Biella as new Creative Director for the ESCADA brand, effective as of October 1, 2006. Highly respected in the industry he will herald a new era for the design. Biella brings with him a wealth of international experiences gained in renowned fashion houses and a distinctively feminine signature in his work. This new era will be built on those values for which ESCADA has become a by-word over the decades: highest material quality, perfect fit, color and femininity. These values are the heart of our brand and the basis for our success. Nonetheless, fashion has to develop and evolve, which requires giving the brand a new emotional boost and a more contemporary image. To this end, the varying images, with which ESCADA is still associated in the different countries and regions, have to be unified. There will always be regional differences in the collections, because ESCADA enjoys a presence in well over 60 countries of very different cultures and climatic zones. Yet the brand must have a unique and unmistakable image throughout the world.

Harmonizing the image presupposes a holistic brand appearance, which is why Damiano Biella will also sign responsible for the collection of all ESCADA lines. Further to this he will also cooperate in the consistent presentation of products toward retailers and end-customers. This applies to visual merchandising in the stores as well as marketing and advertising. The new marketing concept, introduced last fiscal year is an important prerequisite to anchor ESCADA more firmly as a real luxury brand in the minds of our customers. We will consistently pursue this approach in future.

The extensive renovation and modernization program of a substantial part of our own, approximately 200 stores serves this objective. During the current and the next fiscal year we plan to make capital expenditures of up to 35 million Euro, to give our stores a modern and contemporary look. The slight delay in the start of the program was due to careful selection of the concept taking precedence over quick fixes. By the end of calendar year 2006 we had renovated 3 stores, with an expected 20 to 25 more stores to follow during the current fiscal year. The feedback we receive on these first renovated stores shows us that we are on the right track, as both, sales and acquisition of new customers, exceed our expectations. Already now the new store concept proves to be a milestone in the presentation of our brand. We will obviously also be opening selected new stores, but our focus is primarily on further developing our existing own retail, where we have to boost like-to-like sales through convincing store concepts and attractive collections.

Notwithstanding all these changes and challenges, ESCADA kept its course during fiscal year 2005/2006. Sales and earnings performance was exactly in line with the projections communicated at the start of the fiscal year. Consolidated sales expanded by 7.2 % to 695.2 million Euro against last year. Operative earnings (EBITDA) registered an improvement of 13.8 % to 74.1 million Euro. As last year earnings once again rose faster than sales. Though one-time expenses and taxes due on the new valuation of deferred taxes by foreign subsidiaries had an effect on earnings, the Group recorded a positive profit after taxes of 6.9 million Euro. The fact that both business units, ESCADA as well as the PRIMERA Group, have improved their earnings is particularly gratifying. The Group's healthy business performance thus rests on a broad basis.

"A CONVINCING RANGE OF ACCESSORIES CONSTITUTES INTEGRAL PART OF A LUXURY BRAND LIKE ESCADA. STRENGTHENING THIS SEGMENT IS THEREFORE A STRATEGIC NECESSITY."

Irrespective of increased operative earnings, the Board of Management and Supervisory Board decided proposing to the shareholders' meeting 2007 to refrain from a dividend payment for fiscal year 2005/2006. Deliberating this question, we had to weigh your justified concern as shareholders of ESCADA AG for adequate interest on your investment against the necessity of strengthening the Group's equity still further. In view of the strategic challenges the ESCADA Group faces and given the solid, but not over-abundant equity ratio of 25.9 % as of October 31, 2006 we consider resumption of a dividend payment not yet justified.

The strong operative performance and the strategic course set over the last fiscal year make us optimistic also for 2006/2007. ESCADA has every chance to continue on its way of profitable growth. To this end we will consistently implement the measures taken in 2005/2006 toward improving market performance, strengthening regional presence – especially in the established markets in Western Europe and North America as well as the emerging economies of Asia – as well as optimizing the collections and products. We will focus in particular on the development of the Group's long-term growth drivers. This applies first and foremost to our main line, ESCADA Collection, where we will fully exploit the potential, as it applies to ESCADA Sport, our casual-wear line, which caters to the increasing importance of wellness, sport and leisure all over the world. ESCADA Sport is currently being completely re-focused with a new management team that brings with it corresponding industry experience. There cannot be any doubt that a convincing range of accessories is also integral part of a luxury brand such as ESCADA. Strengthening this segment is therefore a strategic necessity. For the same reason, we affirm our expectation that accessories will make a contribution of around 15% to sales of the ESCADA business unit in the mid-term.

We can also foresee similar strong growth potential for the licenses business. Already in 2005/2006 we generated significantly increasing revenues here, first and foremost from the hugely successful cooperation with Procter & Gamble in the fragrance sector, as well as the licenses for eyewear or kidswear. The PRIMERA Group will also continue its course and gradually position itself as vertical provider in the premium and mid-price segment with a strong international focus.

ESCADA Group is a company experiencing a new dawn. We know our strengths and are working on minimizing and eliminating our weaknesses. We think first of all in terms of chances and not risks. We did not just set ourselves targets but also defined clear measures to attain them. I am therefore convinced that we can safeguard and extend the positive economic development of the ESCADA Group.
I would be delighted to see you accompany us along the way.

Aschheim, in February 2007

Frank Rheinboldt
CEO



Beate Rapp (COO)



Frank Rheinboldt (CEO)



Markus Schürholz (CFO)

# REPORT OF THE SUPERVISORY BOARD
## FOR FISCAL YEAR 2005/2006

The Supervisory Board of ESCADA AG attended to the duties incumbent on it and regularly monitored and provided consulting assistance to the Board of Management in its management of business during the last fiscal year. To this end, the Board convened six times in the year under review. Further to this, the Audit Committee and the Strategy Committee met twice, while the Standing Committee (Mediation/Personnel Committee) convened once. No meetings were called for the M&A Committee during the year under review. In its meeting on June 7, 2006 the Supervisory Board decided to dissolve this Sub-Committee with immediate effect, as M&A activities are not imperative to the current strategic focus of the Group. A total of four members were prevented and excused from attending three meetings of the Supervisory Board.

The seamless exchange of information and dialog is important for the effective cooperation between the Management and Supervisory Board. This applies in particular to the chairperson of both organs, who were in close contact both in verbal and written form also between meetings. Hence the Supervisory Board was constantly informed about business performance of the ESCADA Group and ESCADA AG as well as the key operative and strategic decisions and plans made by the Board of Management.

The full Board of Management attended all meetings held during fiscal year 2005/2006 in order to explain to the members of the Supervisory Board essential business processes and plans and to answer respective questions brought forward by the control body.
As in the years before, the Supervisory Board as well as its Sub-Committees consulted guests and external experts such as auditors, in their deliberations with the objective of discussing specific factual questions.

Following his appointment as new CEO on September 19, 2005, Mr. Frank Rheinboldt was already integrated into the key decision-making processes of the former Board and attended one meeting of the Supervisory Board as guest before taking over office on February 1, 2006.

In all of its meetings the Supervisory Board covered in great detail the current business development, the situation regarding earnings, financial status and liquidity of ESCADA AG and ESCADA Group as well as the planning and budgets prepared by the Board of Management. These were discussed and assessed at great length.

Further to these, the Board's deliberations focused primarily on the following issues:

- Principal strategic orientation of the Group and focus of activity of the Board of Management, with a view to developing further ESCADA Group and generating continued growth (e.g. expansion of the Accessories business, increase of like-to-like sales in company-own retail);
- Measures to improve performance in the markets (among others, through the renovation program for company-own retail, clearer distinction of product lines, decisions regarding capital expenditure for key locations and flagship stores);
- Further development of the license business (among others, ESCADA fragrance concept, new licensee for kidswear);
- Important personnel matters of Group companies (among others, succession arrangement for Board of Management of PRIMERA AG);
- Continuing key internal projects to improve structures and processes (e.g. company-own retail, supply chain, IT);
- Improving the sourcing- and production structure (e.g. expansion of location in Radgona);
- Measures toward reducing committed capital and increasing cash flows (e.g. valuation adjustments for inventories);
- Various legal questions related to Corporate Governance (e.g. stock options program for management personnel).

The Board of Management underwent the following changes during the year under review: Mr. Frank Rheinboldt joined the Board of Management on February 1, 2006 and took over as CEO from Mr. Wolfgang Ley. Already on January 1, 2006 Mr. Markus Schürholz had taken over from Dr. Georg Kellinghusen as CFO with responsibility for finances, controlling and investor relations.

The membership of the Supervisory Board underwent the following changes in 2005/2006: Messrs. Peter Darrow and Federico Minoli resigned from the Board with immediate effect on June 7, 2006. On the application of Board of Management and the Supervisory Board, the relevant court of registration appointed Messrs. Rustam Aksenenko and Franz Enderle on June 21, 2006 as Supervisory Board members of ESCADA AG until the next regular Shareholders' Meeting in 2007.
The Chairman of the Supervisory Board resigned his chairmanship of the Strategy Committee at the meeting on October 25, 2006. Mr. Aksenenko was elected as successor.

The annual financial statement 2005/2006 for ESCADA AG, the consolidated financial statements, management's discussion and analysis for ESCADA AG and the Group were audited by the appointed independent auditors, AWT Horwath GmbH, Wirtschaftsprüfungsgesellschaft, of Munich. The documents received the auditor's unqualified certificate. The independent auditors participated in those meetings of the Supervisory Board and Audit Committee relating to the financial statements, explained their findings, and answered questions from members of the Supervisory Board.

The Supervisory Board endorsed the independent auditors' findings and examined the annual financial statements, management's discussion and analysis, the consolidated financial statements and the consolidated management's discussion and analysis at its meeting convened for this purpose on February 14, 2007. The Supervisory Board found no cause for objection and approved the annual financial statements and the management's discussion and analysis for ESCADA AG and the Group. The annual financial statements are thereby officially adopted in compliance with Sec. 172 of the German Stock Corporations Act.

In fiscal year 2005/2006 ESCADA achieved the economic objectives. Group sales and consolidated operative earnings were further increased. Furthermore, the company managed to oversee the generation change in the Board of Management in a harmonious, swift manner without friction. The key strategic course has been set allowing the given growth potential to be utilized over the coming years and new growth regions to be developed. The Supervisory Board wishes to thank all employees of ESCADA AG and its subsidiaries for their dedicated work. The Board is convinced that the ESCADA Group has every chance of continuing the good business development and utilizing its growth potential to the full extent.

Munich, February 14, 2007

Peter Zühlsdorff
Chairman of the Supervisory Board



## GROUP HIGHLIGHTS

16.02.06
ESCADA strengthens capital base for further growth – no dividend for fiscal year 2004/2005

03.03.06
ESCADA's business performance for first quarter 2005/2006 in line with plan

18.05.06
Swiss finance group Finartis takes control of ESCADA's largest shareholder HMD Investment Partners LP

Stock performance November 01, 2005 to Dezember 31, 2006


ESCADA
SDAX
DAX

29.06.06
ESCADA records nearly double-digit growth in operative earnings for first half of fiscal year 2005/2006

21.08.06
ESCADA bundles technical development expertise in new competence center

24.10.06
ESCADA signs license agreement with CWF for ESCADA Kids

20.12.06
ESCADA raises operative Group profit for 2005/2006 by around 14 % and continues positive development

15.09.06
Change in the creative leadership of the ESCADA brand

28.09.06
ESCADA's positive trend at sales and earnings continues in third quarter 2005/2006

# INFORMATION ON ESCADA STOCK

## KEY FIGURES ON ESCADA STOCK

| **First listed** | | | **5/23/1986** |
|---|---|---|---|
| Stock exchange | Frankfurt/Main (trading floor and Xetra), Düsseldorf, Munich, Stuttgart, Hamburg, Berlin-Bremen | | |
| Index | CDAX, SDAX, Prime All Share, Classic All Share, Prime Consumer, Prime IG Clothing & Footwear Performance Index, BAYX30 | | |
| Stock category | No-par bearer shares of common stock | | |
| German securities identification number (WKN) | Old shares 569210 | New shares* A0JQ5F | Bond AOEJ83 |
| ISIN | Old shares DE0005692107 | New shares* DE000A0JQ5F4 | Bond XS0215685115 |
| SYMBOL | Deutsche Börse ESC | Bloomberg ESC/DE | Reuters ESCG.DE |
| ESCADA share price on 12/31/2006 in Euro | | | 29.9 |
| ESCADA Performance 12/31/2005 – 12/31/2006 in % | | | 10.3 |
| DAX Performance 12/31/2005 – 12/31/2006 in % | | | 22.0 |
| SDAX Performance 12/31/2005 – 12/31/2006 in % | | | 31.0 |
| Number of shares as of 12/31/2006 | | | 16,838,322 |
| Average trading volume shares/day 2006 (Xetra) | | | 10,275 |
| Market capitalization as of 12/31/2006 in million Euro | | | 503.5 |

*New shares from conversion of convertible bond after 10/31/2006 and/or for exercise of stock options until annual shareholders' meeting on April 3, 2007.

## SELECTED ANALYSTS' CURRENT RECOMMENDATIONS ON ESCADA

| | | | | | |
|---|---|---|---|---|---|
| Bankhaus Lampe | 12/2006 | Hold | equinet | 12/2006 | Hold |
| Berenberg Bank | 12/2006 | Buy | HVB | 02/2007 | Hold |
| Citigroup | 12/2006 | Buy | Kepler Equities | 12/2006 | Buy |
| Deutsche Bank | 12/2006 | Buy | Merck Finck | 12/2006 | Buy |
| DZ Bank | 12/2006 | Buy | Sal. Oppenheim | 12/2006 | Buy |

## FINANCIAL CALENDAR ESCADA GROUP

| | |
|---|---|
| March 6, 2007 | Balance Sheet Press Conference and Analyst Conference for Fiscal Year 2005/2006, Munich |
| March 6, 2007 | Key Figures First Quarter 2006/2007 (November 2006 – January 2007) |
| June 28, 2007 | Half Year Report 2006/2007 (November 2006 – April 2007) |
| September 27, 2007 | Interim Report Nine Months 2006/2007 (November 2006 – July 2007) |
| December 20, 2007 | Preliminary Key Figures 2006/2007 |

## 2006 IN THE STOCK MARKETS

In 2006 European stock markets continued their positive performance of last year and closed out the calendar year with substantial gains. The German Stock Index DAX improved 22.0% over the course of the year and completed the year at 6,596.9 points.

Volatile price movements characterized the year 2006 in the stock markets. Especially up to May the shares of small- and mid-sized companies benefited from the positive mood on the exchanges. Driven by the fear of inflation this development came to an abrupt end in May. Discussions surrounding an imminent rise in interest rates unsettled market players and brought prices down. While the DAX lost around 15.0% over the next four weeks, the share prices of small and mid-sized companies fell sharply. Thus, the SDAX lost around 20.0% of its value over the same period.

With receding oil prices, the correction of stock markets was halted during the summer months, initiating a counter move. Propped up by positive business and economic news, nearly all indexes recorded new highs during the further course of the year (DAX +22.0%; MDAX +29.0%; SDAX +31.0%).

## ESCADA STOCK PERFORMANCE

The ESCADA stock recorded a successful performance in fiscal year 2005/2006 (November 1, 2005 to October 31, 2006). Gaining 27.0%, the stock was on a par with the DAX (+27.4%) and clearly outperformed the SDAX (+23.7%). By the end of the calendar year (November 1, 2005 to December 31, 2006) the gain achieved was 40.7 %. Over this period as well ESCADA stock outperformed the DAX (+33.8%) as well as SDAX (+36.4%).

ESCADA stock started the year under review at 21.3 Euro on November 1, 2005. Following the release of preliminary figures for fiscal year 2004/2005 on December 21, 2005, the price climbed for the first time over 25 Euro (December 21, 2005: 25.1 Euro). Up to February 20, 2006 it oscillated between 25.1 Euro and 28.7 Euro. On February 21, 2006 the price reached its best mark at 29.6 Euro, which was also a three-year-high. The day the new Board of Management team introduced itself at the financial press and analyst conference on March 3, 2006 ESCADA stock closed at 27.0 Euro (–8.6% against its highest price). On May 18, 2006 the price fell for the first time in weeks under the 25 Euro barrier, closing out at 24.1 Euro. The stock remained very volatile for the rest of the year. Thus, on June 14, 2006 it fell below the 20 Euro barrier (19.8 Euro) and recorded its low for the year under review on June 30, 2006 at 19.3 Euro. In early July the stock started its recovery, climbing to well over 26 Euro in the coming weeks and closing the last day of the fiscal year (October 31, 2006) at around 27.0 Euro. By the end of the calendar year the stock once more rose sharply. At a closing price of 29.9 Euro on December 29, 2006 (+10.3% on last year's reporting date) ESCADA stock closed the year in the stock markets on a level last recorded in 2001.

## MARKET CAPITALIZATION

The positive price performance of ESCADA stock increased the enterprise value of ESCADA AG substantially during fiscal year 2005/2006. In total, market capitalization grew by 30.2%, or 105.3 million Euro from 349.0 million Euro at the close of last fiscal year to 454.3 million Euro at the end of 2005/2006. In the Deutsche Börse's exchange ranking ESCADA holds the 8th place in the SDAX index in terms of market capitalization, although this considers merely the free float of stock. For volume of trade, ESCADA ranked 48th (per closing date, October 31, 2006).

The average daily trading volume over the last fiscal year came to 10,275 shares, which was 13.0% below last year's figure of 11,608 shares. Given the stable shareholders' structure, the company considers a significant increase of liquidity rather unlikely in the short-term. For more detailed information on the shareholders' structure see page 22.

## CAPITAL STRUCTURE

As of October 31, 2006, capital stock of ESCADA AG amounted to 86.2 million Euro, divided into 16,838,322 bearer shares of no-par-value common stock. This includes 372,500 new no-par shares from stock options exercised during the year under review as well as 1,647,427 no-par shares (out of a total of 1,991,163 shares) from the conversion of the convertible bond issued in 2003. This is equivalent to a conversion ratio of 82.7% (previous year 82.6%). As of October 31, 2006, some 343,736 convertible bonds were still outstanding.

According to the definition by Deutsche Börse the free float per October 31, 2006, was 66.6%. The proportion of a free float follows from the definition whereby major institutional investors (e.g. investment companies or funds) with a share of 5% or more that are not subject to a legal or contractual lock-up period of at least six months, are to be classified as free float.

## SHAREHOLDER STRUCTURE[1]

With a share of 23.5% Mr. Rustam Aksenenko has been the biggest single shareholder ever since the end of 2003. Mr. Aksenenko is CEO of the Swiss Finance Group Finartis, which took over control of HMD Investment Partners L.P. in May 2006. In December 2006, Mr. Aksenenko acquired additional 340,000 shares, bringing his voting rights to 25.5%.

Further major shareholders were Schroder Investment Management, London, with a share of 17.1 % as well as Bestinver Gestion, Madrid, at 11.3%. The company founder and former CEO, Wolfgang Ley, held nearly 10.0% of outstanding shares as of reporting date, October 31, 2006. Further large blocks of stocks were held in Great Britain, North America, Germany and Switzerland.

**SHAREHOLDER STRUCTURE** AS OF OCTOBER 31, 2006 (in %)


RUSTAM AKSENENKO **23.5**
TOTAL: 16,838,322 SHARES
WOLFGANG LEY **9.9**
Free Float[2] **66.6**
(incl. Schroder Investment Management with 17.1 % and Bestinver Gestion with 11.3 %)

[1] Reporting date, October 31, 2006
[2] As defined by Deutsche Börse

# INVESTOR RELATIONS

Investor Relations at ESCADA played a prominent role once again in 2005/2006. Focus of activities was on the continued, transparent, comprehensive and timely communication with capital market participants. ESCADA's aim is to give all actors the chance to obtain a realistic view of the Group. To this end the Board of Management continued its practice of the last few years of holding a conference call every quarter, during which they report on the developments, strategies and potentials of the company. Further to these, and in accordance with legal stipulations all insider information was instantly published in Ad-hoc Bulletins and made available on the Internet.

In the year under review the Board of Management presented the company at twelve road-shows and various international conferences. A total of 160 one-on-one meetings with analysts and investors were held (previous year: 150). Focus of all these consultations was the introduction of the new Board of Management members Frank Rheinboldt (CEO) and Markus Schürholz (CFO). The meetings also emphasized the strategic orientation and assessment of future perspective for the ESCADA Group.

The financial press and analyst conference for fiscal year 2004/2005 was held on March 6, 2006 in Munich, with the presentation of the complete annual financial statement and the newly designed annual report. As before, the analyst conference was broadcast live on the Internet and posted as video recording on the company's website. The key investor relations event, especially for private shareholders, was the annual shareholders' meeting on April 11, 2006, in Munich. This is borne out by the high presence of 74.9% of the capital stock (2005: 50.9%) as well as the voting results on the agenda items, nearly all of which were received almost 100% approval. A recording of the shareholders' meeting was also made available again for download from ESCADA's website.

The growing significance of communicating via the Internet continued unabated over the last fiscal year. Alongside aforementioned events, which are kept permanently accessible, all Ad-hoc Bulletins and Press Releases, Quarterly Reports, Financial Reports and Calendar, Company Presentations and other information such as Corporate Governance, Directors' Dealings or the documents pursuant to § 10 WpPG (German Securities Act) are made available in German and English. On top of these, ESCADA AG provides all information and documents regarding the annual shareholders' meeting on the company's website.

The number of analysts covering ESCADA on a regular basis increased from 11 to 12 in fiscal year 2005/2006. With Citigroup another renowned international financial institute has started coverage of ESCADA in October 2006 with additional banks signaling their interest for 2007.

## CREDIT RELATIONS

Communication with our bond investors was also further intensified in the year under review. The Board of Management presented the company at two international High Yield Bond conferences and in numerous one-on-one meetings. Further to these, annual meetings were held with the two rating agencies Moody's and Standard & Poor's. Given improved ratios for profitability and Cash Flow as well as the shift from a founder-led to a management-led company, Moody's upgraded its rating on March 20, 2006 from B2 to B1 (outlook stable). Standard & Poor's rating remained unchanged at BB-/stable.

The price for the fixed-yield bond 2005/2012 issued on March 18, 2005 at a volume of 200 million Euro (with a 7.5% coupon p.a.) remained stable within a bandwidth between 106.0 to 109.0 % during the year under review.

## DIVIDEND POLICY

ESCADA AG will still refrain from paying out dividends for fiscal year 2005/2006. During its approval of the annual financial statement the Supervisory Board agreed the relevant recommendation of the Board of Management at its meeting on February 14, 2007.

In view of the future growth perspectives, this decision serves not only to reinforce the Group's equity base (equity ratio per October 31, 2006: 25.9%), but furthermore corresponds with the strategic targets of continued reduction of ESCADA Group's net debt and improving its medium-term capital market rating.

The Supervisory Board and Board of Management are agreed that these objectives take precedence over the resumption of dividend payouts.

## CORPORATE GOVERNANCE REPORT

Pursuant to item 3.10 of the German Corporate Governance Code (the "Code") the Board of Management and the Supervisory Board, report as follows:

## EXPLANATIONS REGARDING DECLARATION OF COMPLIANCE

ESCADA welcomes the Code's objective of securing internationally and nationally recognized standards of good and responsible corporate management in Germany. Subject to a few exceptions, ESCADA has complied with the Code's recommendations for years a ready. On December 13, 2006, the Board of Management and the Supervisory Board issued a new version of their Declaration of Compliance pursuant to Article 161 of the German Stock Corporation Act, with the following exceptions from the Code's recommendations:

- Item **4.2.4** of the Code recommends remuneration of the Board of Management members to be reported individually in the notes to the consolidated financial statement. As the Board of Management of ESCADA AG comprises merely three members, individual reporting of their remuneration does not add any significant extra information in the opinion of the company. The company will report remuneration of the members of the Board of Management on an individual basis when and as soon as the respective statutory provisions will have to be applied by the company.

- Item **5.4.7** of the Code recommends compensation of the Supervisory Board members consisting of fixed and performance-oriented components and allowances for the chairperson of the Supervisory Board as well as the chair and membership in the Board's committees. Notwithstanding this, the members of the Supervisory Board of ESCADA AG receive only a fixed remuneration for each fiscal year as defined in the articles of incorporation. The chairperson of the Supervisory Board receives double, his deputy one-and-a-half times this fixed amount. Remuneration of the Supervisory

Board members does therefore not include performance-related components, nor does chairing or sitting on Board committees affect total remuneration. Item **5.4.7** of the Code furthermore recommends remuneration of the Supervisory Board members be reported on an individual basis. Given that the articles of incorporation already define the remuneration of each Supervisory Board member, the Board of Management and the Supervisory Board consider individual reporting to be unnecessary and retain the method of listing the total remuneration of the Supervisory Board.

- Item **7.1.2** of the Code recommends publication of the consolidated annual financial statement within 90 days after the end of the fiscal year, and interim reports to be made available to the public within 45 days after the reporting period. The company seeks to adhere to said periods, but cannot guarantee compliance due to the numerous national and international companies to be integrated into the consolidated financial statement and the interim reports.

Aforementioned Declaration of Conformity of December 13, 2006, as well as all earlier Declarations of Conformity required by Article 161 of the German Stock Corporation Act, which the Board of Management and the Supervisory Board have issued since 2002, are always available in German and English on the company's web site.

## COOPERATION BETWEEN BOARD OF MANAGEMENT AND SUPERVISORY BOARD

ESCADA AG has a bipartite management and control structure consisting of the governing boards, Board of Management and Supervisory Board.

The Board of Management and Supervisory Board cooperate closely for the benefit of the company. Their joint objective is a sustained increase of the enterprise value. The Board of Management provides the Supervisory Board with regular, update and comprehensive reports on all questions relevant for corporate planning, strategic developments, current business, the overall standing of the Group and the risk situation.

The Board of Management comprises three members and constitutes the governing organ of the Group. The tasks and duties of the Board of Management include directing corporate strategy, planning and defining the budget, resource allocation as well as monitoring the management of the different business areas. The Board of Management is also responsible for preparing the quarterly, annual and Group financial statements and the appointment of key personnel positions within the company.

In accordance with the articles of incorporation, the Supervisory Board comprises 12 members. Pursuant to the German Co-Determination Act these are divided up into an equal number of shareholder and employee representatives. The Board's term of office extends over 5 years. The Supervisory Board monitors and consults the Board of Management in its corporate management duties. Besides discussion of business performance, planning, strategy and its implementation, the Supervisory Board signs responsible for the appointment of members to the Board of Management and the stipulation of their duties.

In accordance with statutory provisions and the recommendations of the Code, ESCADA has three Supervisory Board Committees. These committees hold mainly consulting functions, but are also partly invested with decision-making competency.

The **Standing Committee (Mediation and Personnel Committee)** has four members, two shareholder and employee representatives each. It prepares appointment of new Management Board members by the Supervisory Board, decides on the conclusion and termination of contracts with Board of Management members and their remuneration. Furthermore, the Committee submits mediation proposals for the appointment of Management Board members, if the necessary two-thirds majority of Supervisory Board cannot be obtained in a first ballot.

The **Audit Committee** is made up of two shareholder and employee representatives each. It deals with accounting issues and risk management. The Committee also commissions the external auditor, verifies his independence, and specifies the key issues of the audit.

The **Strategy Committee** is set together with two shareholder and two employee representatives. It deals with budget, financing and investment planning, coordinates with the Board of Management on general corporate planning and strategy and monitors the Board of Management's implementation of these plans.

## REMUNERATION REPORT

The Supervisory Board's Standing Committee discusses and regularly monitors the compensation structure of the Board of Management. The Committee also determines the individual remuneration of the Management Board members.

The Board of Management's remuneration consists of fixed components (fixum and benefits in kind) and performance-related components (profit sharing and stock options and/or stock appreciation rights). Stock appreciation rights are virtual stock options, under which entitled Board of Management members receive bonus payments given corresponding performance of ESCADA stock and the Return on Invested Capital (ROIC) in the ESCADA Group. The fixed salary component of the individual Board members amounts up to 500,000 Euro p.a. depending on the member's functions. Benefits in kind include the provision of company cars, premium payments for group accident insurance and a Directors' And Officers liability insurance. Approximately 5% of the Group's consolidated profit is paid out to the Board of Management as part of the profit sharing plan. As of October 31, 2006, the members of the Board of Management of ESCADA AG held 15,000 stock options and a total of 65,000 stock appreciation rights.

In the year under review, the Board of Management members received remuneration totaling 2.8 million Euro (vs. 2.5 million Euro). This figure includes a variable component of 1.1 million Euro (vs. 1.1 million Euro). Further to this, the Board of Management members exercised stock options with a value of around 0.5 million Euro in the year under review.

Sec. 8, paragraph 5 of the articles of incorporation defines the remuneration of the Supervisory Board. Besides reimbursement for their cash expenses and value-added tax charged on their work for the Supervisory Board, the members of ESCADA AG's Supervisory Board receive a fixed annual remuneration of 16,000 Euro. The chairperson of the Supervisory Board receives double, his deputy one-and-a-half times this fixed amount. No separate compensation is paid for other activities in committees. A performance-related remuneration for Supervisory Board members is not planned.

The members of the Supervisory Board received total compensation of 213,000 Euro in fiscal year 2005/2006 (vs. 216,000 Euro).

The following listed companies associated with members of the Supervisory Board, have provided services to the company and received the following remuneration:

| | |
|---|---|
| DIH Finanz und Consult GmbH, Frankfurt/Main | 30,000 Euro |
| Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft mbH, Munich | 156,736 Euro |

The following listed individuals and companies, which are associated with former members of the Supervisory Board, have provided services to the company in the year under review for which they received the following remuneration:

| | |
|---|---|
| Mr. Abel G. Halpern, London, England | 333,956 Euro |
| HMD Partners L.P., London, England | 249,115 Euro |
| Centurion Capital Ltd., London, England | 50,745 Euro |

## SHARES OF BOARD MEMBERS

As of October 31, 2006 the members of the Board of Management and Supervisory Board or their related parties held the following number of ESCADA stocks:

| | | |
|---|---|---|
| **Board of Management** | Frank Rheinboldt | 7,000 |
| | Beate Rapp | 42,960 |
| | Markus Schürholz | 1,000 |
| **Supervisory Board** | Peter Zühlsdorff (held by Deutsche Industrie-Holding GmbH) | 100,000 |
| | Rustam Aksenenko (of which 3,926,585 are held by FCMH Fund L.P.)<br>Since December 11, 2006 the Supervisory Board member Rustam Aksenenko holds 4,294,653 ESCADA stocks (of which 4,266,585 are held by FCMH Fund L.P.) | 3,954,653 |
| | Dr. Clemens Haindl | 38,700 |

No portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

## STOCK OPTION PROGRAM

With resolutions of the shareholders' meeting on May 6, 1999, and April 3, 2001, the Board of Mangement was authorized to issue a total of up to 750,000 stock options to members of the Board of Management of ESCADA AG, to members of the management of Group companies and to executive staff below aforementioned two management levels.

With resolution of the extraordinary shareholders' meeting on September 18, 2002 preferred stocks were converted to common stock at a ratio of 1:1, while simultaneously the provisions in the articles of incorporation regarding conditional capital I were amended accordingly by the shareholders' meeting.

As of October 31 2006, the members of the Board of Management of ESCADA AG held 15,000 options, the members of the management of Group companies held 5,000 options, and other executive personnel held 72,500 options.

These stock options may only be exercised if the stock price and the Return on Invested Capital (ROIC) in the Group has risen by more than 10% between issuance of the stock options and the start of the time window for exercising the option.

The stock options are subject to a lock-up period of two years from their issue date. After this lock-up period the options can be exercised over the following five years.

A total of 729,000 stock options have been issued by October 31, 2006, of which 264,000 had expired per cut-off date.

A total of 372,500 stock options were exercised during fiscal year 2005/2006. The purchasing price for the new shares was 3.9 million Euro, which went to ESCADA AG as capital increase. Of these, 1.9 million Euro were for the increase of subscribed capital and 2.0 million Euro for the increase of additional paid-in capital.

## DIRECTORS' DEALINGS

Under Sec. 15a of the German Securities Act, members of the Board of Management and the Supervisory Board of ESCADA AG, as well as employees with management functions, are required to disclose acquisition or sale of ESCADA stocks or related derivates, if the value of the relevant transactions comes to 5,000 Euro for the calendar year (Directors' Dealings).

In the year under review, the company received 24 notifications from members of the Board of Management, of which 14 were for the purchase of stock (8,000 shares at a total volume of 159,312 Euro) and 10 for sales (13,040 shares at a total volume of 337,721 Euro). 8 notifications were received from Supervisory Board members and related Third Parties, of which seven were for purchases (28,068 shares at a total volume of 598,303 Euro) and one sale (535,432 shares at a total volume of 11,940,135 Euro). Further information is available on the company's website at http://investor-relations.escada.com under Stock (Directors' Dealings).

## VALUE PERFORMANCE (EVA®)

Since fiscal year 2000/2001 the ESCADA Group has used the Economic Value Added (EVA®) concept, which has been refined in cooperation with Stern Stewart in order to meet the requirements of ESCADA's business better.

A basic idea of this value-oriented approach is that value is created in a company only when company performance exceeds the cost of the invested capital. Both, borrowings and equity are taken account of in determining the cost of capital.

The EVA®concept supports a sustained orientation to value in every management decision.

EVA®-performance is determined for the ESCADA Group, the ESCADA brand, all subsidiaries as well as all product lines of ESCADA AG.

EVA® is calculated using the following formula:

EVA® = Net Operating Profit After Tax (NOPAT) minus costs of capital
Costs of capital = weighted average cost of capital (WACC) times business assets

In calculating EVA®, adjustments are made on the basis of the income statement and balance sheet to reflect current economic performance and to avoid duplicate entries.

EVA®-PERFORMANCE in million Euro

| | ESCADA Group | | ESCADA | | PRIMERA | |
|---|---|---|---|---|---|---|
| | **2005/2006** | **2004/2005** | **2005/2006** | **2004/2005** | **2005/2006** | **2004/2005** |
| EBIT | 40.9 | 45.6 | 38.2 | 31.3 | 15.6 | 14.0 |
| Adjustments | 29.8 | 18.4 | 13.6 | 20.3 | 4.3 | 4.7 |
| Calculative tax expenses | 34.4 | 27.4 | 20.7 | 20.5 | 7.7 | 7.4 |
| **Net operating profit after tax (NOPAT)** | **36.3** | 36.6 | **31.2** | 31.1 | **12.1** | 11.5 |
| **Business assets** | **588.3** | 610.7 | **436.2** | 453.3 | **117.1** | 126.9 |
| **Cost of capital** | **47.1** | 48.9 | **34.9** | 36.3 | **9.4** | 10.1 |
| EVA® | −10.8 | −12.2 | −3.7 | −5.2 | 2.7 | 1.2 |
| Delta EVA® | 1.5 | 5.2 | 1.4 | 9.7 | 1.5 | 2.3 |

The following definitions are used in calculating EVA®:

### Net Operating Profit After Tax (NOPAT)

This is calculated from EBIT net of adjustments and the calculative tax expense. One of the major adjustments is for the interest components of rental and leasing liabilities capitalized as part of business assets.

### Business Assets

Analogously to the adjustment of net operating profits, in calculating business assets the discounted long-term rental and leasing liabilities are added to total assets from the balance sheet, and non-interest-bearing operating debt is deducted. Business assets are calculated from the average for a given fiscal year.

### Cost of Capital

This is calculated by multiplying business assets times the weighted average cost of capital (WACC). The WACC is the weighted average for the cost of equity and the cost of borrowings, and calculates out to 8% per year for the ESCADA Group, after taxes.

## EVA®-PERFORMANCE AFFECTED BY ONE-TIME EFFECTS

In the last fiscal year the ESCADA Group improved the EVA® result by another 1.5 million Euro achieving –10.8 million Euro in total. This is all the more gratifying as fiscal year 2005/2006 was affected by one-time expenses that burdened EVA® with –5.4 million Euro. Adjusted by these one-time expenses, the Group actually improved the result by 6.9 million Euro.

The ESCADA business unit also developed positively and managed to increase EVA® by 1.4 million Euro to –3.7 million Euro. It should be noted, that the one-time expenses were not taken into account herein.

The PRIMERA business unit likewise extended its positive performance, raising EVA® by another 1.5 million Euro to bring it up to 2.7 million Euro in 2005/2006. The company performance generated by this business unit therefore exceeds the cost of capital invested even more clearly than the year before.

## CONTACT

ESCADA AG
Investor Relations
Viona Brandt
Margaretha-Ley-Ring 1
85609 Aschheim/Munich

Phone: +49 (0) 89/99 44-13 36
Fax: +49 (0) 89/99 44-16 50
E-Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Contact for ESCADA private shareholders:
E-Mail: ESCADA@aktionaersinfo.de

PRIMERA GROUP

APRIORI

BIBA

CAVITA

LAURÈL

## BUSINESS AND GENERAL CONDITIONS

### STRUCTURE AND ORGANIZATION OF THE ESCADA GROUP

ESCADA Group is an international luxury goods group for women's fashion and accessories, whose products are represented in over 60 countries. The Group is divided up into the business units ESCADA and PRIMERA Group.

ESCADA AG acts as the operative head of the ESCADA Group and has its registered offices in Aschheim near Munich/Germany. The company has been listed on Frankfurt's official stock exchange since 1986. The operative business is structured into domestic and foreign subsidiaries and affiliated companies, whose management report to ESCADA AG's Board of Management. Direct operative management of the PRIMERA business unit is in the hands of the PRIMERA AG, with its registered seat in Munster/ Westphalia, which in turn belongs 100% to ESCADA AG.

The ESCADA business unit includes the fashion segments ESCADA Collection, ESCADA Sport and the Accessories and Licenses segment. Women's designer fashion for a wide range of different occasions such as day- or evening-wear, leisure, business, wellness and couture are designed, produced and sold under the umbrella of the ESCADA brand. Accessories such as handbags, shoes and small leather goods round off the fashion clothes. In addition to these, ESCADA has awarded selected licenses, especially for fragrances, eyewear, kidswear and jewelry.

In the luxury segment for read-to-wear women's fashion ESCADA is a world leader by volume of sales and international presence. The brand's key sales markets are located in Western Europe, North America and Asia. Product sales are mainly done through so-called integrated distribution (company-owned shops and stores of franchise partners) as well as selected, premium multi-brand retailers.

The PRIMERA business unit comprises the brands apriori, BiBA, cavita and Laurèl. These labels are positioned in the mid- to upper-price range, just below and/or bordering the luxury goods market, offering fashion for various occasions such as day- or evening-wear, business, sport and leisure. A smaller selection of accessories is also sold under the label Laurèl.

PRIMERA labels are sold mainly in Europe, above all in Germany, whereby the internationalization has been significantly strengthened over the past few years.

Similar to the ESCADA business unit, the sales and distribution structure of the PRIMERA Group includes its own shops, with shop-in-shop concepts, franchise partners and multi-label retailers. One exception to this is cavita, whose products are sold through multi-label retailers as well as mail order companies and department stores.

## KEY BUSINESS FACTORS

Key factors influencing the business of the ESCADA unit are the consumers' general spending propensity, which in the luxury goods sector is less dependent on the customers' objective ability than on their subjective willingness to spend. This willingness can be adversely affected, above all, by negative overall economic trends (e.g. recessions), political incidents (e.g. terror strikes) or other events (such as epidemics). These can curtail or bring to a standstill international travel activities, which are important for ESCADA.

As the female customers of the PRIMERA labels are more price-sensitive, general economic conditions within Europe as a whole and the individual countries have a greater influence on the spending disposition and behavior than is the case with the ESCADA unit. Thus, inflation, increasing costs of living or rising unemployment can negatively affect customers' ability to consume.

The sustained business success of the ESCADA Group is affected particularly by the following non-financial performance indicators:

**Fashion creativity:** The success of ESCADA and the PRIMERA Group labels depends principally on the extent to which high-quality and creative collections appeal to the fashion taste of the customers in the respective markets. In addition, the aim is to further develop the ESCADA brand in a contemporary way and to address a generally younger target group in the some of the markets, without neglecting the regular customers. To give the brand these fresh impulses, the position of the Creative Director was established in fiscal year 2005/2006, which has been filled with Mr. Damiano Biella, an industry-wide accepted expert for women's luxury fashion. Mr. Biella works together with a designer team, whose international members ensure that the latest requirements and fashion trends from around the world are integrated into the ESCADA collections.

**Securing product quality:** For retailers and end-customers the ESCADA brand is a by-word for maximum quality with high-class materials, perfect fit and optimal wearing comfort. Over the last few years ESCADA and the PRIMERA Group labels have therefore implemented a variety of measures to secure and increase the quality of products on all levels of the value-added chain.

**Market knowledge and customer requests:** ESCADA sells products and collections in over 60 countries. In this it must pay attention to numerous regional particulars. In-depth knowledge of the individual markets and an appropriately adjusted product range and sales strategy are essential for catering to the respective customer demands. The presence of local subsidiaries ensures that close contact with the regional retailers and customers is maintained.

**Employees' qualification and commitment:** The qualification, know-how and commitment of the workforce of ESCADA AG and its subsidiaries, comprise a crucial performance factor for a fashion producer. Only employees, who identify with the company and the labels of the ESCADA Group, will be able to provide competent assistance to customers and convince them of the products' and collections' quality. The recruitment, training and promotion of employees are therefore very important strategic tasks for the sustained success of the Group (see also "Personnel Report").

## GENERAL ECONOMIC CONDITIONS

The world economy maintained its robust condition as a whole in 2006. The slow-down of economic development in the USA was counterbalanced by the upturn in the Euro-Zone and the ongoing dynamism of the emerging economies of Asia and in Eastern Europe. For 2006, WestLB had forecast 5.0% growth for global gross domestic product (GDP), which was above the growth rate of last year (4.7%).

Even though the US economy clearly flattened out in 2006, it did not register a "hard landing". Receding energy prices that fed purchasing power of private households as well as healthy investment activity were seen as supportive of this situation.

In the Euro-zone, the economy picked up speed in 2006. Especially increasing domestic demand bolstered this upswing, which was sustained in particular by augmented investments in fixed assets but increasingly also by private consumption. On the background of these developments the OECD forecasted GDP-growth at 2.6% for the Euro-zone in 2006. The German economy was also on the rebound, even though private consumption still lagged behind the positive general trend. However, reinvigorated private consumption on the domestic market had been expected given the brightening consumer climate, pre-emptive effects ahead of the increase of German VAT per January 1, 2007 and the positive trends on the labor market. In November 2006, the OECD projected German GDP to grow by 2.6%.

The dynamic growth in Asia continued, first and foremost in China, India and Korea. The economic recovery of Japan also sustained its momentum in 2006 (OECD estimate for 2006: 2.8% GDP growth).

As a whole the economic environment in ESCADA Group's key sales regions of Europe, North America and Asia presented brighter prospects than in the previous year. Especially the established markets of Western Europe saw a more promising consumer climate with increasing willingness to spend, which positively affected the business of the ESCADA brand and the PRIMERA Group.

Sources: Bundesverband deutscher Banken, Konjunkturbericht November 2006; OECD, Economic Outlook, November 2006; WestLB Economic Research, Business Trends, November 2006

## CONDITIONS IN THE LUXURY GOODS MARKET

The worldwide market for luxury goods is witnessing a sustained period of growth. According to a study by the market research institute Mintel, market volume for 2005 totaled around 87.5 billion US Dollar (approx. 70 billion Euro), an increase of nearly 9% on last year. The upward trend registered for the luxury goods economy already in 2004 took up speed in the year under review. For 2006, Mintel projected an increase of as much as 11% to around 97 billion US-Dollar. The 14% growth in the first half of 2006 already constituted a solid basis for such expectations.

Europe ranks as the largest regional market for the luxury goods industry with a share in sales of 37% (2005). Following years of comparatively modest performances, demand on the old continent has been rising again lately, due to both, increasing domestic demand and tourists from other regions. At 27% (2005) the North American share in the world's luxury goods market gave another strong showing in the year under review. With its 32% share in sales (2005) the Asia-Pacific region includes Japan as one of the world's key luxury goods markets. Though the signs of recovery had been evident in 2005, given the higher propensity to consume, paired with the overall resurgence of the Japanese economy, this trend could not sustain itself in 2006, among other things, because of the Yen's weakness. China continued its dynamic development unabated, even though the market for luxury goods is relatively small compared with Europe and the USA. A role of growing importance is played by Chinese tourists, who are increasingly buying luxury goods in Hong Kong and abroad given the high customs and tax levies. These acquisitions, however, are predominantly made in neighboring countries such as Russia and Vietnam.

The resurgence of the luxury goods industry benefits from a worldwide growing number of wealthy individuals, so-called High Net Worth Individuals (HNWIs), who hold assets freely available for investment exceeding 1 million US-Dollar. According to Capgemini/ Merrill Lynch, 2005 saw the number of HNWIs rise by 6.5% worldwide to 8.7 million individuals, coupled with an increase in the group's average level of assets.

One of the key general trends in the luxury goods industry is many manufacturers' strive toward developing new products and topics under the umbrella of the core brand, which are aimed at winning new target groups (brand extension). Also evidently undiminished is the strategic approach of extending the range of accessories to create a counterweight to the fashion business. Further to these developments, numerous luxury goods providers are seeking to exert ever more control over their distribution through a close network of their own shops or partnerships with franchisees. ESCADA has been pursuing a sales concept of integrated distribution for years already, as this guarantees a high degree of control over the brand's image with the end-customer.

Economic developments as well as the trends seen in the luxury goods industry, play into the hands of ESCADA Group's strategic orientation. With a global presence in over 60 countries, the Group is well positioned to benefit on a broad front from the market's general growth, also and especially in such emerging markets as Russia or China/Hong Kong.

Source: Luxury Goods Retailing – Global, July 2006, Mintel International Group Ltd., London; Luxury Uncovered, J.P. Morgan, 21. September 2006.

## CONTROL SYSTEM AND CONTROL PARAMETERS

ESCADA Group's internal control system is firmly geared toward value addition whilst taking account of liquidity targets. The concept of Economic Value Added (EVA®) against the previous year (Delta) and free cash flow are therefore used as reference. Profitable growth, process efficiency and an economical use of capital resources are the essential levers for this.

Further key ratios and control parameters for the Group's economic success (financial performance indicators) are:

- Operative earnings in relation to return on sales (EBIDTDA)
- Share of operative costs on sales (operative cost ratio)
- Equity ratio

## RESEARCH AND DEVELOPMENT ACTIVITIES

R&D activities within ESCADA Group are primarily concerned with the creation of the respective fashion collections and accessories products. Further to these, innovative processing technologies such as double face, pleats and drapes are constantly developed further.

# EARNINGS, ASSET AND FINANCIAL POSITION

## OVERALL ASSESSMENT OF THE YEAR UNDER REVIEW

ESCADA Group recorded a successful fiscal year 2005/2006. The women's luxury fashion manufacturer fully achieved its target for Group sales and surpassed the forecast for operative earnings. The Group's profit after taxes is affected by one-time valuation adjustments in the balance sheet made especially for inventories and deferred taxes. Balance sheet ratios have significantly improved, particularly due to the reduction of inventories and the cutback in net debt. In addition, the course has been set for a wide range of important operative and strategic issues to continue on the path of profitable growth over the coming years. The Board of Management's outlook for fiscal year 2006/2007 is optimistic, expecting further improvements in the sales and earnings position.

Compared with 2005/2006 ESCADA Group's financial performance indicators performed as follows:

PERFORMANCE INDICATOR

| | 2005/2006 | 2004/2005 | CHANGE |
|---|---|---|---|
| EBITDA-yield[1] (in %) | 10.7 | 10.0 | **+0.7 points** |
| Operative cost ratio[2] (in %) | 55.6 | 57.4 | **–1.8 points** |
| Equity ratio[3] (in %) | 25.9 | 23.0 | **+2.9 points** |

[1] EBITDA/Sales
[2] Personnel expenses+Other operating expenses/Sales
[3] Equity (without Third Party shares)/Balance sheet total

## KEY STATEMENTS FOR FISCAL YEAR 2005/2006

- In the year under review consolidated sales were up by 7.2% against last year. Thus, the objective of generating sales growth in the mid single-digit percentage range was fully achieved. On the basis of constant exchange rates the growth in sales came to 6.7%. Unlike last year, the effects from foreign currency exchange rates slightly increased sales performance.

- In keeping with strategy, the operative cost ratio – measured as the share of other operating expenses and personnel costs in sales – was cut by 1.8 percentage points.

- Group's earnings before interest, taxes, depreciation and amortizations (EBITDA) increased by 13.8% and as in the previous year once again outstripped sales growth. The forecasted ten percent increase in EBITDA was surpassed.

- Various value adjustments in the balance sheet, especially for inventories of the ESCADA brand, influenced profit development. The valuation adjustments totaled 11.9 million Euro, of which 8.2 million Euro were made for inventories of the ESCADA brand. Depreciation of inventories serves the strategic objective of realizing a better merchandise management in the Group's companies to achieve a higher sell-through rate and thus to reduce the risk of future backlogs of old stock. This strategic change is expected to result in a lower commitment of funds within the ESCADA Group. In addition, the new valuation of deferred taxes by foreign subsidiaries necessitated depreciating a further 5.0 million Euro. One-time expenses in the year under review therefore amounted to 16.9 million Euro.

- Only because of these one-time expenses were the Group's earnings after taxes and minority interests of 6.9 million Euro below prior year's figure of 13.7 million Euro.

- ESCADA Group clearly improved its balance sheet ratios in 2005/2006: The equity ratio rose by 2.9 percentage points, while net debt was cut by 19.0 million Euro because of a substantially higher free cash flow.

- In the year under review, ESCADA has set the course for a wide variety of issues aimed at raising the brand's potential over the coming years. These included, above all, appointment of a Creative Director, further optimizing structures and processes and launching the worldwide modernization programs for our own shops.

## SALES PERFORMANCE

As in the years before, the consolidated financial statements of ESCADA AG as of October 31, 2006 were prepared in accordance with International Financial Reporting Standards (IFRS).

The presentation of sales for the Group units ESCADA and PRIMERA Group changed from the year before. For the year under review, intercompany sales between PRIMERA and ESCADA are reported for the first time separately under the position "Consolidation". Previously, these revenues had been deducted from the ESCADA business unit's sales. Consequently, the adjusted ESCADA sales figures from last year are higher than the sales figure shown so far. This new presentation format enables a more transparent depiction of the operative performance of the two units.

**Group sales:** In fiscal year 2005/2006, ESCADA-Group generated sales of 695.2 million Euro, an increase of 46.6 million Euro, or 7.2% on the figure of the year before (648.6 million Euro). Foreign currency exchange rates had a slightly increasing effect on revenues in the year under review, as the bulk of ESCADA Group sales are made in Dollar or Dollar-pegged currencies. Currency adjusted – meaning exchange rates remaining constant against the year before – sales were up by 6.7%.

**Regional split:**In Germany, ESCADA Group generated a sales plus of 12.0% in the year under review, with revenues up by 21.2 million Euro to 198.3 million Euro (2004/2005: 177.1 million Euro). This was mainly attributable to PRIMERA Group. Sales generated abroad rose by 25.4 million Euro, a plus of 5.4%, from 471.5 million Euro to 496.9 million Euro. The proportion of foreign sales dropped slightly from 72.7% to 71.5%. The sales region Europe (excluding Germany) saw revenues expand by 11.1 million Euro to 180.9 million Euro, a plus of 6.5%, whereby the bulk of this growth was made by the ESCADA brand. In North America the Group recorded a 2.8% increase in revenues, up by 3.7 million Euro to 134.0 million Euro. However, this growth was almost solely the result of foreign currency rates (currency-adjusted: +0.2%). Sales in Asia increased by 0.7 million Euro to 95.7 million Euro, a plus of 0.7% (currency-adjusted: +1.3%).

The region "Others" continued its dynamic performance with sales up by 13.0%, 9.9 million Euro to 86.3 million Euro. Growth was achieved especially in the Eastern European countries and Russia, where the ESCADA brand leads the fray in some sectors of the luxury fashion market.

**ESCADA GROUP SALES BY REGIONS**

in % (million Euro)



OTHERS
12.4 (86.3)
GERMANY
28.5 (198.3)
ASIA
13.8 (95.7)
2005/2006
Total:
695.2 mio. Euro
NORTH AMERICA
19.3 (134.0)
REST OF
EUROPE
26.0 (180.9)




OTHERS
11.8 (76.4)
GERMANY
27.3 (177.1)
ASIA
14.6 (95.0)
2004/2005
Total:
648.6 mio. Euro
NORTH AMERICA
20.1 (130.3)
REST OF
EUROPE
26.2 (169.8)


**Split by business units:** The business unit ESCADA Brand generated sales of 489.2 million Euro in fiscal year 2005/2006, an increase of 28.2 million Euro, or 6.1% on the figure of the year before (461.0 million Euro). Currency-adjusted growth came to 5.5%.

PRIMERA Group revenues for the year under review went up 7.5%, expanding by 15.9 million Euro from 211.5 million Euro to 227.4 million Euro. As in the year before this growth was attributable to the expansion of the BiBA retail chain and the apriori label.

## ESCADA GROUP SALES BY BUSINESS UNIT

in % (million Euro)



ESCADA
70.4 (489.2)*
71.1 (461.0)*
PRIMERA Group
32.7 (227.4)
32.6 (211.5)
Others
0 (0)
0.1 (0.5)
Intercompany sales
-3.1 (-21.4)
-3.7 (-24.5)
0
10
20
30
40
50
60
70
2005/2006 = 695.2
2004/2005 = 648.6


*For better assessment of the business units ESCADA and PRIMERA Group, the intercompany sales are recognized in a separate "Consolidation" column. The figures for the previous year were duly adjusted

## EARNINGS PERFORMANCE

The Group's gross profit increased by 6.4 % in 2005/2006 from last year's figure of 407.5 million Euro to 433.7 million Euro. Currency-adjusted this increase came to 6.1 %.

At 62.4 % the **gross profit margin** came close to the prior year figure of 62.8 %, and was markedly above the average value for fiscal years 2000/2001 to 2004/2005 (60.8 %). Further optimization of the production- and sourcing-mix and the supply chain was offset by the faster exploitation of ESCADA brand goods, which has the tendency of carrying less margin.

**Other operating income** was 27.1 million Euro and thus 2.9 million Euro below the prior year's figure (30.0 million Euro). The reduction was primarily the result of lower foreign exchange rate differences. Due to the licensees' better sales, license revenues continued their positive performance, climbing by 1.0 million Euro to 9.5 million Euro. The ESCADA business unit's share other operating income was 23.1 million Euro vs. 2004/2005: 26.5 million Euro), and PRIMERA Group's share at 4.1 million Euro (2004/2005: 3.7 million Euro). Item 32 of the notes provides details on other operating income.

**Operative costs** – counted as the sum total of other operating expenses and personnel costs – came to 386.7 million Euro as against last year's total of 372.4 million Euro. The 3.8% increase (currency-adjusted: +3.4%) is disproportionately higher than the gain in sales. The **operative cost ratio** was improved from 57.4% to 55.6%, showing the effect ongoing measures are having on reducing complexity within the Group and lowering costs.

Personnel expenses were up by 3.5% from 145.3 million Euro to 150.4 million Euro. Other operating expenses rose by 4.0% from 227.1 million Euro to 236.3 million Euro. This 9.2 million Euro increase was incurred in roughly equal halves by ESCADA and the PRIMERA business unit. See items 30 and 31 of the notes for details on operative costs.

The Group's operative earnings before interest, taxes, depreciation and amortization **(EBITDA)** grew by 9.0 million Euro, to 74.1 million Euro, equivalent to 13.8% (2004/2005: 65.1 million Euro). Currency-adjusted the increase was 13.4%, which means that EBITDA-growth significantly exceeded sales growth.

The EBITDA margin of sales was up from last year's 10.0% to 10.7%. The disproportionate development of gross margin to sales and the lower other operating income were more than compensated for by a lower operative cost ratio. EBITDA for the ESCADA business unit improved by 8.3 million Euro, a plus of 17.8%, to 55.0 million Euro. The business unit therefore generated 74.2% of Group EBITDA (last year: 71.7%). EBITDA for the PRIMERA unit was up 11.0%, climbing by 2.0 million Euro from 18.1 million Euro to 20.1 million Euro.

**EBITDA PERFORMANCE**


in % (million Euro)
ESCADA Group
74.1
65.1
ESCADA
55.0
46.7
PRIMERA Group
20.1
18.1
Others
-1.0
0.3
0
10
20
30
40
50
60
70
2005/2006
2004/2005

The Group reports **depreciations and amortizations** of 21.2 million Euro, compared to 19.5 million Euro a year before (+8.7%). Operative earnings before interest and taxes (EBIT) and before one-time expenses came to 52.9 million Euro and was thus some 7.3 million Euro, or 16.0 % over last year's figure (45.6 million Euro).

For the year under review, the Group reports a total of 11.9 million Euro for **one-time expenses** before the net financial result. These one-time effects were incurred primarily by the write-down of old stocks made during the second quarter. These write-downs were made in line with a depreciation policy modified Group-wide in the year under review. According to this policy especially goods from older seasons shall be sold of faster. These stricter depreciation rules are consistent with the strategic objective of continuously reducing the level of funds committed within the ESCADA Group and in turn generating higher cash flows. These one-time expenses obviously affected all subsequent earnings levels in the Income Statement.

The **net financial result** remained unchanged at –16.4 million Euro as in the year before. Most of these were for expenses paid on interest (–17.6 million Euro vs. –17.6 million Euro in the year before) minus the income for equity investments (1.7 million Euro vs. 1.5 million Euro).

**Profit before taxes** reached 24.6 million Euro and thus remained below last year's figure of 29.2 million Euro. Adjusting the profit before taxes (PBT) by the one-time expenses, will show a 25% growth in the pre-tax profit to over 36.5 million Euro.

**Taxes** due by the ESCADA Group came to 17.7 million Euro after 15.1 million in the year before, which brings the tax rate in relation to profit before taxes to 72.0%. The increase against last year's rate of 51.7% was the result of the 5.0 million Euro non-cash-effective write-down on deferred taxes in France, which were considered no longer to have any value. Further non-cash tax expenses came to 4.1 million Euro (2004/2005: 8.7 million Euro). Cash-effective tax expenses in the year under review came to 8.6 million Euro (vs. 6.4 million Euro).

The **profit after taxes and before minority interests** came to 6.9 million Euro and was thus below last year's figure of 14.1 million Euro. Allowing for minority interests, the

Group reports a profit after taxes also of 6.9 million Euro (2004/2005: 13.7 million Euro). This is equivalent to undiluted earnings per share of 0.42 Euro (2004/2005: 0.83 Euro).

**BALANCE SHEET AND FINANCIAL KEY FIGURES ESCADA GROUP**

| KEY FIGURE | OCT. 31, 2006 | OCT. 31, 2005 | CHANGE |
|---|---|---|---|
| Equity ratio in %[1] | 25.9 | 23.0 | +2.9 points |
| Net debt in million Euro[2] | 188.7 | 207.7 | –19.0 |
| Leverage ratio[3] | 2.5 | 3.2 | –0.7 |

[1] Equity (without Third Party shares) / Balance sheet total
[2] Interest-bearing long- and short-term liabilities minus liquid assets
[3] Net debt / EBITDA

## ASSET POSITION

ESCADA Group's **balance sheet** total as of October 31, 2006 came to 426.1 million Euro. This constitutes a 1.7 % decline, or 7.3 million Euro, on the previous year's 433.4 million Euro.

Only minor changes were recorded on the asset side of the Group balance sheet as of October 31, 2006. At 207.8 million Euro, **noncurrent assets** remained unchanged as a whole, despite shifts between the individual items. Intangible assets (+5.3 million Euro to 48.2 million Euro) and tangible assets (+6.2 million Euro to 79.7 million Euro) grew due to higher capital expenditures that significantly exceeded depreciations in the year under review. On the other hand, capitalized deferred taxes fell by 11.3 million Euro to 69.2 million Euro due to the scheduled consumption of losses carried forward and the value adjustments (5.0 million Euro) made in the second quarter.

**Current assets** were down by 7.3 million Euro to 218.3 million Euro. A 23.1 million Euro reduction in inventories saw inventory assets cut down to 102.4 million Euro. This was achieved by one-time adjustments in the valuation of old inventories as well as operative improvements in the working capital management, which avoided unnecessary inventory stock.

## FINANCIAL POSITION

The primary objective of the financial management is to provide ESCADA AG and its Group companies at all times with sufficient liquidity as well as to optimize the Group's financing costs. The debt policy is conservative.

Besides the financial resources generated, ESCADA AG can use the financing means provided by the capital markets as well as its ample credit lines to finance its operative business. As of reporting date, October 31, 2006, ESCADA AG and its subsidiaries had only marginally taken recourse to credit lines offered under the syndicated loan over 90 million Euro taken out in 2005 and with a term until December 31, 2008. Further to this, additional credit lines with varying terms exist for ESCADA AG and its subsidiaries. Recourse to these has also been made only sporadically as of reporting date. ESCADA AG and its subsidiaries held a financing leeway of more than 100 million Euro as of reporting date, October 31, 2006.

Especially the positive annual profit as well as the increase in subscribed capital of ESCADA AG from the exercise of the stock options and the conversion of convertible bonds meant that **Group equity** (not including minority interests) rose by 10.8 million Euro to 110.2 million Euro. The **equity ratio** went up from 23.0% to 25.9% and is heading toward the mid-term target of 30%. Allowing for the non-interest bearing convertible bond 2003/2013, and assuming it is prematurely converted into stocks, the **economic equity ratio** came to 26.4% (October 31, 2005: 23.5%).

As of reporting date, **noncurrent liabilities** amounted to 218.8 million Euro, 4.3 million Euro below the figure of the prior year. They are still dominated by the 2005/2012 bond issued in 2005 with a nominal volume of 200 million Euro (recognized in the balance sheet at 195.5 million Euro vs. 194.4 million Euro per October 31, 2005). Long-term financial liabilities were cut from 5.2 million Euro to 2.7 million Euro.

At the end of October 2006, **current liabilities** came to 97.7 million Euro and were thus 13.6 million Euro below the level as of reporting date the year before. This drop was essentially a consequence of the 8.2 million Euro reduction of short-term financial liabilities to 5.5 million Euro. In addition, short-term provisions were down by 5.8 million Euro to 31.1 million Euro.

Due to a significantly higher free cash flow, ESCADA Group's **net debt** was substantially reduced in the year under review. As of October 31, 2006, it stood at 188.7 million, which was 19.0 million Euro below last year's total of 207.7 million Euro.

The net debt is calculated using nominal amounts. The costs of issuing the interest-bearing bond have been eliminated in the balance sheet by the bond liabilities, and the transaction costs incurred for the syndicated loan have been eliminated by the short-term financial liabilities.

CHANGES IN NET DEBT ESCADA GROUP

in million Euro

| KEY FIGURE | OCT. 31, 2006 | OCT. 31, 2005 | CHANGE |
|---|---|---|---|
| Interest-bearing bond 2005/2012 (nominal amount) | 200.0 | 200.0 | 0.0 |
| Long-term financial liabilities | 2.7 | 5.2 | –2.5 |
| Short-term financial liabilities (nominal amount) | 6.2 | 14.7 | –8.5 |
| **Total interest-bearing liabilities** | **208.9** | **219.9** | **–11.0** |
| – Cash, credit balance in bank accounts | 20.2 | 12.2 | 8.0 |
| **Net debt (nominal amount)** | **188.7** | **207.7** | **–19.0** |

The Group's **leverage ratio** (measured as the relation of net debt to EBITDA) improved still further to 2.5 by the end of October 2006 (October 31, 2005: 3.2; October 31, 2004: 4.4).

Concisely, one can say that ESCADA Group was equipped with adequate and solid financing throughout the entire fiscal year 2005/2006.

## CASH FLOW

In the year under review, the ESCADA Group was able to increase net cash provided by operating activities to 48.9 million Euro, a rise of 8.4 million Euro over the previous year (40.5 million Euro). Although the 11.9 million Euro of one-time expenses with no bearing on liquidity initially put pressure on the consolidated profit/loss, they were re-adjusted in the cash flow statement.

The other non-cash expenses of 20.8 million Euro were related mainly to the non-cash change of deferred taxes, as in the previous year (8.2 million Euro) and further to the non-cash one-time expenses (11.9 million Euro) of the year under review.

The generated cash was generally used for capital expenditures in intangible assets, property, plant and equipment and financial assets of totalling 35.2 million Euro and to repay financial loans (11.2 million Euro).

The issue of new pre-emptive shares through the exercise of stock options yielded a cash flow of 3.9 million Euro from financing activity.

In all, cash and cash equivalents increased by 8.1 million Euro compared to the previous year's reporting date.

## CAPITAL EXPENDITURES

The ESCADA Group's **capital expenditures** in intangible assets, property, plant and equipment for the year under review were 31.3 million Euro and thus 9.8 million Euro, or 45.6 % above the previous year's total of 21.5 million Euro. This rise can be mainly attributed to the ESCADA business unit, which saw investments of 24.0 million Euro (2004/2005: 16.8 million Euro), which was 76.7 % of total capital expenditures (prior year: 78.1 %). The increase was primarily caused by the acquisition of franchise shops, as in France and Greece, as well as the start of the worldwide modernization program for ESCADA's own retail.

Capital expenditures for the PRIMERA business unit totaled 7.5 million Euro in the year under review (2004/2005: 4.7 million Euro). The focus of investments was on the extension of PRIMERA's own retail network, especially at BiBA and Laurèl (opening of two flagship stores in Hamburg).

# SEGMENT REPORT

ESCADA Group is divided up into the business units ESCADA and PRIMERA Group, described in the following. The sector "Consolidation" designates intercompany sales that are the result of PRIMERA Group deliveries to ESCADA and which are eliminated during the Group consolidation (see also Chapter 3 Sales Performance).

## ESCADA

Under its segments ESCADA Collection and ESCADA Sport, ESCADA sells women's designer apparel in more than 60 countries and ranks as one of the leading brands for women's luxury fashion. The range of fashion is supplemented with the segment Accessories and Licenses.

In the year under review a wide variety of measures were implemented on all levels of the value-added chain to increase the brand's performance in the markets, develop new sales potentials and to simplify and accelerate internal processes. Consequently, six project teams were established in 2005/2006, each of which prepared catalogs with targeted measures aimed at increasing internal efficiency. Most of these have already been implemented. The individual projects were:

- Corporate Retail
- Distribution company for Germany
- Optimization of the supply chain
- Customer Service
- Central FOB
- IT

### Design

The creative management of the ESCADA brand changed in the year under review. Mr. Damiano Biella took over as Creative Director, effective October 1, 2006. In this newly created function the Italian is responsible for the integrated presentation of the brand. With Damiano Biella ESCADA managed to bring an internationally renowned fashion expert on board, who has extensive experience in women's luxury fashion and previously worked in leading positions for famous fashion houses. The change in the creative leadership is aimed at opening a new era in the design of ESCADA and further developing the brand in a contemporary way.

**Sourcing and production**

ESCADA's production capacities are mainly outsourced to partner operations. These are stationed in Eastern Europe, Italy, Germany and Asia. They are all closely integrated into the product development process, ensuring that the products' high quality requirements are met right from the start.

Two competence centers for knitwear and woven goods form the basis of sourcing and production activities. Since 2005 all technical and logistical processes for the knitwear sector have been pooled with ESCADA Maglia Italia s.r.l. (EMI), based in the North Italian city of Reggiolo. Transferring all sourcing and production process for knitwear to EMI led to a significant simplification of processes, better in-time delivery and reduced costs.

The EPAS d. o. o. (EPAS) production company, in Radgona/Slovenia, became the competence center for woven goods already in 2003. This joint venture, in which ESCADA holds a 49% interest, continued its gratifying development also in the year under review and was expanded further. With product categories extended for dresses and blouses and more complex pieces, EPAS now is invested with excellent production experiences for all product groups.

It was decided additionally to bundle the entire technical development capacities for the ESCADA brand in Radgona and to establish a new competence center to this end. So far, product development is partially outsourced to external contractors. The new development company ELOS-ESCADA d. o. o., in which ESCADA AG holds a 100% share, shall integrate the entire technical development knowledge, initial sampling, pre-production for the manufacturing of individual items and small lot sizes. Completion of the new building for ELOS-ESCADA is scheduled for early summer 2007. The expansion of the site will see the workforce of the Radgona plant increase successively from at present 250 to approximately 400 by the end of 2007. Some of the employees will be able to take further training and qualification courses through an internal qualification program conducted by the in-house technology academy. The expansion of the Radgona site will not affect the situation of the workforce at ESCADA in Germany. Bringing together the technical product development in Radgona constitutes another step toward securing the brand's high product quality. It will ensure that in future ESCADA has even more direct control over the vital core process of product development.

**Logistics**

The logistics center for the ESCADA brand that had been opened in the Austrian city of Reichersberg in September 2004 made further efficiency gains during the fiscal year 2005/2006. Better manpower assignment planning and process optimizations saw productivity – calculated on the basis of items and man-hours used – increase by a low double-digit percentage point. Additionally, the export department for finished goods was also relocated from the headquarters in Aschheim near Munich to Reichersberg in the year under review. As a consequence, lead times in dispatch were cut by one day. Centralized price negotiations meant that worldwide shipping costs were cut by around 25%.

**Marketing communication**

All marketing communication activities during the year under review were geared toward further developing the ESCADA brand as modern and contemporary luxury brand. The harmonious interaction of the newly designed marketing instruments brings to life the luxury world of ESCADA, gives the brand an emotional boost and communicates the brand's positioning "The Color of Elegance" to ESCADA's target group.

In 2005/2006 the emphasis was on the following projects:

- New development of corporate design and formal image of the ESCADA brand;
- Re-launching the international advertisement campaign with placement in international fashion and lifestyle titles;
- Redesigning catalogs and other advertisement media;
- Enhancing the website and improving internal communication through intranet;
- Intensification of international PR presence and celebrity dressing;
- Staging international events, sponsoring projects and opening flagship stores.

In the year under review, ESCADA approved a new Corporate Design, parts of which have already been introduced. This design visualizes the brand's claims of Joie de Vivre, glamorous elegance and energy. The new brand colors for ESCADA are a luminous luxurious red and for ESCADA Sport a strong fresh blue. The packaging concept and all printed matter will adopt and implement these new corporate design in fiscal year 2006/2007.

In order to communicate a uniform brand image across all products, the international advertisement campaigns for Fall/Winter 2006 and Spring/Summer 2007 saw the entire advertising range of motifs for all ESCADA products from fashion to jewelry realized for the first time in the same photographic approach. The motifs of this corporate campaign were placed in premium positions of such international fashion and lifestyle titles as Vogue, Elle, Harpers Bazaar and Tatler.

As a modern luxury company ESCADA works not only with the classic communication channels of advertisements and catalogs but also new media forms for example those offered by digital communication. Accessed every month by around 90,000 customer, journalists and business partners, the revamped website www.escada.com makes an important contribution toward brand recognition.

The strategy of PR- and celebrity dressing assists unified worldwide imaging and positioning of ESCADA as international luxury brand. PR activities are therefore focused on the image-building fashion markets of France, UK, Italy and USA. The headquarters prepares all concepts and materials that are then uniformly implemented by the subsidiaries and agencies. An example in kind are the international press days, which were realized for the first time with a uniform concept in Munich, London, Paris, New York, Moscow, Tokyo and Sydney. The response to these days was very positive. As part of the "Celebrity Dressing" famous national and international stars from the world of TV, movies and society picked their evening robes from ESCADA's collection for society events (e.g. Geena Davis for the Golden Globes, Catherine Zeta-Jones at the Nelson Mandela Dinner and Anna Netrebko for the Salzburg Festival).

**Sales**

ESCADA sales organization is characterized by integrated distribution. This stands for sales being made through company-owned retail or franchise partners whose activities are exclusively limited to ESCADA and who use ESCADA's own shop concept. In fiscal year 2005/2006, 68% (vs. 69%) of the brand's total sales were generated through integrated distribution. This is a high proportion in the fashion sector of the luxury goods market.

Integrated distribution allows holding full control over the brand's image and thus safe-guards and increases brand value. It also facilitates easier quality assurance of service staff through continuous personnel training by the in-house Retail Academy as well as direct communication with the end-customers. This in turn means that their wishes and requirements can be better recorded and taken into consideration in future collections.

In fiscal year 2005/2006 ESCADA continued expanding the network of its own shops particularly outside Germany. This results in the following structure as of October 31, 2006, compared with the same date a year earlier:

- The total number of ESCADA shops (own retail and franchise) rose overall from 504 to 514. This increase occurred only in company-owned retail and here above all at ESCADA Sport.
- The number of ESCADA-own shops (ESCADA and ESCADA Sport), came to 211 compared to 201 as of reporting date in the previous year. In Germany their number went up from 9 to 12. 199 ESCADA-own shops were located abroad (previous year: 192 shops), whereby 11 closures were countered by 21 new shop openings. New shops were opened, among others, in Spain, France and Switzerland. 100 of the 211 own shops were pure ESCADA Sport shops (last year: 93).
- The number of franchise shops remained unchanged at 303 worldwide. Of these 38 shops were located within Germany (last year: 37) and 265 abroad (last year: 266).

Franchise shops that accommodate both, ESCADA Collection as well as ESCADA Sport, are counted as two Points of Sale in afore given number. The actual number of franchise stores was 227 in 2005/2006 (previous year: 222). According to this method of counting – to be used exclusively in future – the total number of all shops (company-owned retail and franchise) comes to 438 (previous year: 423).

**Corporate Retail**

The organizational structure of the "Corporate Retail" sector (own retail) was rearranged in the year under review. It covers above all the tasks and duties of retail operations, retail controlling, retail academy, visual merchandising as well as expansion and quality of rental agreements. The newly structured "Corporate Retail" sector redefined the binding guidelines for implementation of requirements in the company-owned retail and responsibilities of the national companies. The "Corporate Retail" sector is also responsible for quality control during implementation of the measures. A "Retail Manual" was written as back-up support, defining rules and regulations for all processes in company-owned retail. The required uniform brand image at the Point of Sale, for example, is supported by the so-called "Core Buy". This stipulates the core group of collection items which the shops must always order.

In fiscal year 2005/2006 ESCADA started implementing the worldwide modernization program for its own retail, which also saw the introduction of a new shop concept. Three ESCADA shops in Vienna, Hamburg and Munster/Westphalia were converted in the period under review. The feedback from ESCADA customers to the new generation of shops was very positive. In the wake of it, sales in the renovated shops picked up markedly by a double-digit increase. The new generation of shops combines the luxurious claim of the brand's image with modern form and style elements. The exceptional mix of materials creates a highly feminine and internationally appealing lounge atmosphere. The modernization program covers large parts of ESCADA's worldwide business and will be gradually implemented during fiscal years 2006/2007 and 2007/2008.

**Structural changes**

During the year under review, restructuring measures were carried out in a number of international subsidiaries aimed at creating preconditions for medium- and long-term profitable growth. This affected especially traditional markets of ESCADA, where market shares shall be regained over the coming years. As a consequence, the organization in France was trimmed and the management changed. The presence on the French market was intensified by taking over franchise stores into our own stock. In Japan, the multi-label retailers and the shop-in-shop business was cleared out simultaneous to alterations in the management. The office is Osaka was closed, so that in future all activities on the Japanese market will be conducted only from Tokyo. The previous agency in Switzerland was replaced by a new ESCADA-own subsidiary.



# A BRAND NEW WORLD

THE GLOBAL LAUNCH OF THE NEW CORPORATE ADVERTISING CAMPAIGN – ESSENTIAL FOR CREATING A WHOLE NEW BRAND WORLD. GLAMOROUS. ASPIRATIONAL. COSMOPOLITAN. FEEL THE IRRESISTIBLE MAGIC OF ESCADA.




ESCADA

## ESCADA COLLECTION

ESCADA Collection constitutes the main line of the ESCADA brand. It offers women's luxury fashions for a wide variety of occasions. The product range is rounded out with fashion for special events and evening wear (ESCADA Couture) as well as accessories. ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and wearing comfort as well as color and femininity.

Fiscal year 2005/2006 was a year of transition and re-focusing for the ESCADA Collection. Dominating the year were structural changes in the organization, the new shop concept and the new advertisement campaign (see also "Marketing Communication"). All these measures aimed at unifying the brand's image in all its markets, developing new and younger target groups whilst keeping the former regular customers closely tied to ESCADA.

One key step along the way was the appointment of Damiano Biella as Creative Director, effective October 1, 2006 (see also "Design"). In order to adapt the content of the collections and their sizes to better meet market demand, the position of a Chief Merchant was also newly created.

It is the Chief Merchant's duty to forward relevant information from the sales units to the design department. He checks that this information complies with the strict overall collection schedule. This way cost control during creation of the collection is strengthened, while also guaranteeing that the collections meet market demands. The Chief Merchant therefore constitutes an important interface in the value-added chain.

ESCADA's franchise partners opened new stores in Riga, Bangkok, Damascus, Cairo, Moscow and the Russian provinces among others. The duty free business was also further expanded, including a new Airport shop in Frankfurt am Main.

ESCADA Collection generated revenues of 296.4 million Euro in the year under review, which is a plus of 3.0% or 8.7 million Euro compared with the prior year. While strong growth was registered in Germany (+17.5%) and the region "Others" (+25.7%) that benefits strongly from business in Eastern Europe and Russia, revenues in Asia receded by 6.2%. In North America, ESCADA Collection gained a little by 1.3%.

**ESCADA COLLECTION SALES BY REGION** in million Euro



Germany
36.3
30.9
Rest of Europe
64.5
66.8
North America
107.3
105.9
Asia
51.1
54.5
Others
37.2
29.6
0
20
40
60
80
100
2005/2006 = 296.4
2004/2005 = 287.7


The segment's EBITDA improved 31.3 million to 43.6 million Euro, a plus of 39.3%. This above average increase was primarily the result of an improved performance at returns and a still lower cost ratio, which itself was mainly caused by costs being allocated between the segments more exactly to actual cost drivers.

**EBITDA ESCADA COLLECTION** in million Euro



EBITDA
43.6
31.3
0
10
20
30
40
2005/2006
2004/2005




ESCADA
SPORT



## ESCADA SPORT

ESCADA Sport is a casual luxury lifestyle label positioned in the top range. It appeals to women who are at once dynamic and ambitious, self-confident and sporty, offering them contemporary fashion for a variety of occasions such as country/urban weekend or sport spirit (e.g. golfing, beach). Corresponding accessories complement the offer. ESCADA Sport is a synonym for highest product quality, color, fashionable innovation, vitality and energy.

Pre-eminent in 2005/2006 were those measures aimed at consistently utilizing the worldwide great potential of ESCADA Sport over the coming years. The clear and for the end-customer identifiable distinction between ESCADA Sport and ESCADA Collection is part of this. A step in that direction is to identify those sales assistants in company-owned shops, who will focus exclusively on ESCADA Sport products. This shall raise brand bonding and create a distinct ESCADA Sport identity in sales.

As part of the worldwide modernization program for ESCADA's own retail, ESCADA Sport will also adopt the new concept in fiscal year 2006/2007. This will be done by adapting it to the requirements of a casual luxury brand.

ESCADA Sport managed to improve market acceptance of its fashion still further in the year under review. Consequently, the segment's revenues climbed by 18.2 million Euro, or 19.6%, to 110.8 million Euro. ESCADA Sport recorded growth in all sales regions, especially in North America (+43.2%) and the region "Others" (+44.1%). Revenues in Germany were up by 21.1%, in Europe (without Germany) by 12.8% and in Asia by 8.6%.

## ESCADA SPORT SALES BY REGION

in million Euro


Germany
14.9
12.3
Rest of Europe
45.0
40.0
North America
15.9
11.1
Asia
22.0
20.2
Others
13.0
9.0
0
10
20
30
40
2005/2006 = 110.8
2004/2005 = 92.6

The segment's EBITDA fell by 6.0 million Euro to 7.9 million Euro (– 43.2%) in 2005/2006. This was the result of lower margins especially in the USA and Korea as well as in ESCADA AG that was caused by a higher and faster utilization of the goods against the year before. Furthermore, costs were up from 49.4 million Euro to 60.3 million Euro. This in turn, is the result of a standardized cost allocation between the segments, which was made possible for the first time with the introduction of SAP in the year under review.

## EBITDA ESCADA SPORT

in million Euro


EBITDA
7.9
13.9
0
3
6
9
12
2005/2006
2004/2005


ESCADA



## ESCADA ACCESSORIES

ESCADA Accessories (handbags, shoes, and small leather goods) supplement the fashion apparel of ESCADA Collection and ESCADA Sport.

The lately inadequate business performance was countered by appointing a new management and re-assigning management structures at the beginning of fiscal year 2005/2006 concurrent with the improvement of processes and quality management.

- ESCADA Accessories now has different designers for handbags and shoes as well as for ESCADA Collection and ESCADA Sport. Special focus was given to avoiding overlaps in the product range of the ESCADA lines.
- Further advances were made at the Florence-based competence center EPA (ESCADA Production Accessories) during the year under review, so that all development activities are concentrated there now. The mission of building a long-term and strong network of premium production partners and suppliers on site in Florence also made good progress.
- Quality assurance also saw significant improvements. ESCADA now controls the entire development and production process and can therefore guarantee the extremely high quality level of ESCADA products in future better.

ESCADA Accessories generated revenues of 34.2 million Euro in 2005/2006, outperforming last year's result by 1.0 million Euro or 3.0%. While Germany (+24.4%) and the sales region "Others" (+31.5%) increased sales, revenues within Europe (without Germany) and Asia slightly receded. North America registered a decrease of 21.4% as planned.

**ESCADA ACCESSORIES SALES BY REGION**



in million Euro
Germany
6.2
5.0
Rest of Europe
8.4
8.6
North America
6.3
8.0
Asia
5.9
6.0
Others
7.4
5.6
0
2
4
6
8
2005/2006 = 34.2
2004/2005 = 33.2


ESCADA



## ESCADA LICENSES

In fiscal year 2005/2006 ESCADA sustained the gratifying business performance seen in the licenses business of the last few years.

ESCADA **Fragrances** is still the largest license, for which ESCADA has been cooperating with Proctor & Gamble-Group (formerly Wella) since 2002. Expectations were once again fully met in the year under review. The year's highlights were the launch of "ESCADA Pacific Paradise" as summer fragrance 2006 and in September "ESCADA Into the Blue" as new international signature fragrance. Both fragrances sold very strongly in the key markets, especially in the USA and Germany. Large-scale TV and print campaigns backed up the launch of "ESCADA Into the Blue" and simultaneously promoted the brand awareness for ESCADA.

The development of the **Eyewear** license exceeded expectations. Following the first full fiscal year with the Italian license partner De Rigo, both, the optical collections as well as the sunshades, have established themselves on the market. Feedback on the ESCADA Eyewear was particularly strong in South Korea, USA and Germany.

ESCADA changed licensepartner for the **Kidswear** license in October 2006. Starting with the Fall/Winter collection 2007, the French company CWF (Children Worldwide Fashion) will be responsible for design, production and distribution of the ESCADA's kids fashion for girls up to the age of 16. CWF is already partner to a wide variety of premium labels and builds on a first-rate network of multi-brand retailers as well as its own boutiques.

Although the market's response to the new bridal collection of the **Jewelry** segment was positive, this license business failed to achieve its economic targets. Adjustments in the license's structure are therefore planned. ESCADA jewelry is neither sold in ESCADA's own retail nor by ESCADA franchise partners, but through selected jewelers.

For 2005/2006 the ESCADA segment Accessories and Licenses recorded an EBITDA of 0.0 million Euro against –0.4 million Euro the year before. The licenses segment contributed a 1.0 million Euro improvement from 8.5 million Euro to 9.5 million Euro, while the accessories segment almost achieved the level of last year.

**EBITDA ESCADA ACCESSORIES AND LICENSES** in million Euro



0.0
–0.4
–0.4
–0.2
0
0.2
0.6
0.6
2005/2006
2004/2005



APRIORI



BIBA



CAVITA



LAURÈL

PRIMERA

## PRIMERA GROUP

Effective October 31, 2005 PRIMERA Holding GmbH, which previously had held all shares in PRIMERA AG, Munster/Westphalia, merged into ESCADA AG. Since then PRIMERA AG is a 100% direct subsidiary of ESCADA AG.

PRIMERA Group comprises the labels apriori, BiBA, cavita and Laurèl, all of which are positioned in the mid-priced to upper-end segment. There were no changes to shares held by PRIMERA AG in the sourcing-/production and distribution companies of the labels during the year under review.

The Board of Management of PRIMERA AG underwent the following changes in 2005/2006: Following his appointment to the Board of Management of ESCADA AG, effective February 1, 2006, Mr. Frank Rheinboldt held the combined function of CEO of ESCADA AG and speaker of the Board of Management of PRIMERA AG in the year under review.

His successor on the Board of Management of PRIMERA AG, Mr. Enrico Tomassini, was appointed in the year under review. He will take up work on May 1, 2007. Mr. Rheinboldt will simultaneously resign from the Board of Management of PRIMERA AG and take over as Chairman of the company's Supervisory Board.

Mr. Jochen Halfmann had been appointed as member to PRIMERA AG's Board of Management effective November 1, 2005, with responsibility for the retail sector. With his appointment the Board of Management comprises three members; with Mr. Michael Krauledat as additional member with responsibility for the commercial department and personnel.

The PRIMERA Group continued its course of sales and earnings growth in 2005/2006. Revenues went up 7.5%, expanding by 15.9 million Euro from 211.5 million Euro to 227.4 million Euro. Foreign currency effects played no role in sales development given that PRIMERA's business is strongly focused on the European market. Revenues grew essentially as a result of the ongoing expansion at BiBA, with apriori also recording substantial increases. Adjusted by one-time effects, Laurèl also managed to boost its sales. On the other hand, revenues for cavita were declining.

PRIMERA Group's gross profit margin reached 53.9% and was thus slightly above the level of the previous year at 53.8%. The operative cost ratio came to 46.9%, stabilizing on the level of last year (47.0%). Operative earnings (EBITDA) increased by 11.0%, from 18.1 million Euro to 20.1 million Euro. Taking account of depreciations, the business unit recorded an EBIT of 15.6 million Euro, which is a plus of 12.2% against the last year's figure of 13.9 million Euro.

**SALES AND EARNINGS PERFORMANCE OF THE PRIMERA SUB-GROUP** in million Euro

| | 2005/2006 | 2004/2005 |
|---|---|---|
| Sales | 227.4 | 211.5 |
| EBITDA | 20.1 | 18.1 |
| EBIT | 15.6 | 14.0 |

PRIMERA Group's labels performed as follows in 2005/2006:

**BREAKDOWN OF SALES FOR PRIMERA SUB-GROUP** in million Euro

| | 2005/2006 | 2004/2005 |
|---|---|---|
| apriori Textilvertriebs GmbH | 51.9 | 47.0 |
| BiBA Mode GmbH | 110.9 | 93.6 |
| cavita fashion GmbH | 25.9 | 29.5 |
| Laurèl GmbH | 37.0 | 37.9* |
| PRIMERA Retail GmbH | 15.9 | 15.7 |
| Others/Consolidation | –14.2 | –12.2 |
| Total PRIMERA Sub-Group | 227.4 | 211.5 |

*This includes 2.4 million Euro from the sale of stocks to ESCADA Asia, made as part of the deconsolidation of Laurèl China.



## APRIORI

The year under review was an economic successful one for apriori. The label managed to strengthen its position in the coordinate- and bridge-segment. Sales for 2004/2005 were up by 10.4% from 47.0 million Euro to 51.9 million Euro. On a like-to-like basis, revenues in company-owned retail rose by 26.6% compared with last year. Due to the strong growth in markets with low gross profits, operative earnings (EBITDA) remained marginally below last year, but nonetheless on a high level.

Compared with the wider market the label's growth was above average. A key factor was the successful start of the new floor concept of "vertical cooperation", meaning the erection of company-owned sales areas (soft shops, shop-in-shop and partner shops) through selected cooperation partners. The strategic objective is to transform apriori from an established wholesale label into a vertical floor system to professionalize the market presence still further. This new concept was presented to the commercial market for the first time in February 2006 and met with a positive response. By the end of the year under review 42 partners had been won over for this distribution model.

Further to this, apriori pressed on with its internationalization in 2005/2006. In September 2006 it opened its first showroom directly on New York's Broadway, generating an encouraging expansion of revenues in the USA. The collections encountered a positive reaction particularly in the Russian and Spanish market. Additional preparations were made for the market entry in South Korea, where apriori will be on offer in established department stores as of January 2007. In all the number of apriori-owned stores and concessions rose from 24 to 36 as of October 31, 2006.

To safeguard future growth, apriori hired new employees and partially restaffed management levels in the year under review. This included, above all, the new appointment of a Chief Designer and creation of the Quality Manager position. Both were made in consideration of the label's positioning in the bridge segment and the correspondingly higher demands on quality.



## BIBA

In 2005/2006 BiBA sustained its positive performance and markedly improved its sales and earnings position in an otherwise still difficult retail environment. Revenues expanded by 18.5% from last year's 93.6 million Euro to 110.9 million Euro. This growth was mainly generated in the extended franchise sector, but BiBA's own retail also managed to clock up a slight plus on a like-to-like basis. The operative result was significantly up due to above growth and once again increased area productivity as well as sustained cost discipline. The percentage return on sales (related to EBITDA) reached a double-digit value.

In the year under review BiBA continued with the expansion its own retail and consistently pressed on with the new sales structure of vertical cooperation with its partners that takes the form of stores, soft-shops or shop-in-shops. This way, market presence was substantially extended from 343 point-of-sales to 530. As of October 31, 2006, BiBA held 249 own shops/concessions (October 31, 2005: 235). Of these some 122 (last year's reporting date: 115) were BiBA stores (21 new openings, 7 closures) and 127 concessions (vs.: 120). The number of sales areas by franchise partners was raised significantly to 281 (vs. 108). This allows BiBA to establish itself increasingly as a firm assortment element in the label portfolio of renowned multi-label retailers.

Besides further expanding its German and Austrian network of branches, BiBA also successfully entered the Polish and Czech market in 2005/2006 and thereby laid the foundations for a further expansion into the growth-intensive Eastern European markets. New openings were furthermore made in Canada, Kuwait, Saudi-Arabia, Hungary and Norway. As of October 31, 2006, BiBA held 17 company-owned locations abroad, with 101 additional partner areas in foreign markets.

In order to safeguard further growth, especially for the vertical cooperation, BiBA outsourced the entire logistics for these operations to a service provider in the year under review.



## CAVITA

2005/2006 was another year of reorganization for cavita, whose collections are not sold through company-owned retail but exclusively through multi-label retailers. Ongoing restructuring, though, meant that its targets were not fully achieved. Sales came to 25.9 million Euro and were thus some 12.2% below the figure of last year (29.5 million Euro). Operative earnings were marginally negative, among other things, because of a weaker resonance to the Fall/Winter collection 2006 and the key accounts' mounting price sensitivity. The key accounts and private label business for mail-order companies and wholesalers was cut back as planned. The reasons for this were the higher pressure on margins and the increasing risks of ever shorter delivery times, which in turn make it impossible to offer the required product quality.

In the year under review, cavita reduced its collection diversity in favor of a coordinate collection. Field services in Germany were restructured and partially restaffed with new employees. A number of foreign markets also saw personnel changes to their sales organizations. On the whole, cavita met with a good response in the European markets. In Southern Europe the label holds a position in a higher segment than in Germany, where it is allocated in the mid-price segment of "Modern Classic". The satisfactory level of orders on hand for the Spring/Summer collection 2007 documents the effectiveness of the intensified restructuring measures.



## LAURÈL

For Laurèl the fiscal year 2005/2006 was successful as a whole. Revenues came to 37.0 million Euro and thus exceeded budget. Adjusting last year's figure by the one-time effects for de-consolidation of the Asian subsidiaries that year, growth would be 4.2%. Gratifying is the fact that Laurèl managed to increase sales on a like-to-like basis by 15.2% in its own retail. The label continues to record the strongest growth in Eastern Europe. Due to above one-time effects, the EBITDA remained below the last year, but still on a high level as had been expected.

Laurèl implemented a multitude of measures aimed at shoring up its sales performance and positioning the label in the premium segment. This included opening new showrooms in Munich and Düsseldorf, two new flagship stores in Hamburg and the ongoing expansion into the markets of the Middle East through franchise shops (as in Abu Dhabi, Damascus, Dubai). Important key accounts (e.g. Gallery Lafayette, France) were also regained. The visual merchandising concept developed during the year under review and the reorganization of the merchandising department shall ensure that the label maintains its concise and consistent image worldwide.

The Asian sourcing sector was transferred from an agency to PRIMERA Far East in 2005/2006. It was already responsible for the development and sampling of the Spring/Summer collection 2007.

Laurèl will continue to develop positively in the growing premium market, among other things, because note is increasingly taken of the collection's international claim, This process shall also be supported by extensive marketing measures. Another focus is on the consistent expansion of the line extension Laurèl jeans, which shall appeal to the younger and more sporting Laurèl customer.

## PERSONNEL REPORT ESCADA GROUP

An internationally active fashion company relies strongly on qualified and committed employees who strongly identify with the company and the brand. Consequently, the modern and employee-focused personnel policy constitutes a crucial success factor for the Group.

As of reporting date, October 31, 2006 the headcount for ESCADA Group came to 4,004 members of staff as against 3,974 the prior year (+30).

**Structural changes ESCADA**

In the year under review personnel activities were profoundly influenced by the Group-wide optimization of processes and structures as well as a modified personnel policy in the wake of the Board of Management's postulated transition from a founder- to a management-led company. These changes affected nearly all company divisions and employees. Various key positions within the ESCADA Group were newly filled, mainly by recruitment from within.

As part of changes to the Group's entire supply chain, collection sizes were reduced still further and personnel adjustments were made, most of which could be realized through internal reallocations.

Measures to optimize processes led to leaner structures in the USA and as a consequence saw the elimination of 38 staff positions in total. One of the key measures was the outsourcing of the dispatch warehouse.

The closer integration of the international subsidiaries' human resources issues meant that an international HR reporting system was implemented. The objective of this is to make the international structures more transparent.

**Training and further education ESCADA**

The general cost reductions over the last few years had also affected expenses made for personnel development. In 2005/2006 ESCADA re-intensified the further education of employees and invested more in personality and professional training as well as language courses. Demand-oriented seminars and workshops were held especially for the sales divisions and members of the executive team. Training sessions were also conducted for the Asian sales companies to enhance product and market expertise.

ESCADA AG has developed a customized trainee program aimed at promoting junior staff in the production sector and securing know-how. One salient feature is the deployment of staff both at headquarters in Aschheim as well as the foreign production facilities, especially at the competence center for woven goods in Radgona/Slovenia. To meet the increasing demand for employees with in-depth technical skills and in view of ongoing technical innovations, this future-oriented program is set to be expanded over the coming years.

In the year under review a total of 26 young employees (previous year: 30) were trained as Industrial Business Management Assistant, Custom Tailor and Retail Business Management Assistant, among others. ESCADA also offered internships and industrial placements for 98 students and/or graduates. Repeatedly these resulted in the conclusion of an employment contract.

The main task of the ESCADA Retail Academy is to increase the sales and product competence of employees by providing season-specific know-how on all product lines, licenses and accessories. It also means to increase identification with the brand. Last year the Retail Academy once again held various training seminars worldwide. The package of training sessions is rounded of by worldwide training offers available from ESCADA's Intranet and kick-off training sessions for shop openings aimed at offering customers competent advice right from the start.

**ESCADA**

As of October 31, 2006, the ESCADA business unit had 2,261 employees against 2.330 on the same reporting date 2005. Of these 603 were employed at ESCADA AG headquarters in Aschheim near Munich (October 31, 2005: 634).

**PRIMERA Group**

PRIMERA Group's headcount as of October 31, 2006 was up by 99 from last year's total of 1,644 to 1,743. Most new employees were hired for PRIMERA's own retail as a consequence of further openings of stores and concessions areas. PRIMERA Retail GmbH alone increased its domestic headcount by around a third. 307 members of staff were employed at Group headquarters in Munster/Westphalia at the end of fiscal year 2005/2006 (same date last year: 300).

PRIMERA Group also invested heavily in the training of young employees. A total of 20 business management and 14 commercial apprentices were trained in Munster in 2005/2006. They constitute an important basis for in-house junior staff and for filling vacant positions.

## EVENTS SUBSEQUENT TO THE REPORTING DATE

Economically effective November 1, 2006, ESCADA AG's distribution for Germany is transferred to an independent subsidiary "ESCADA Deutschland Vertriebs GmbH". The objective of this transfer is to increase the transparency and comparability of sales structures within ESCADA Group.

Effective November 20, 2006, Mr. Franz Enderle resigned his membership on the Supervisory Board of ESCADA AG for important reason. Munich's court of registration has appointed Mr. Jean-Marc Loubier, business consultant in Paris, as his successor.

## OPPORTUNITY AND RISK REPORT

Because of its international activities the ESCADA Group faces risks that require systematic monitoring and control. Therefore, ESCADA AG and its subsidiaries have installed a Group-wide opportunity and risk management for detecting, assessing and controlling opportunities and risks. The controlled handling of opportunities and risks enables management to safeguard the Group's net worth, financial standing and earnings position as well as utilizing earning potentials.

Each quarter all the individual Group companies prepare the opportunities and risk reports according to the following criteria:

- Identification of an opportunity/risk
- Quantification of volume
- Probability
- Influence potential
- Measures

Following analysis of the individual reports, the risk officer summarizes the reports for the whole Group and regularly submits his reports to the Board of Management and Supervisory Board.

The systematic division of opportunities and risks defines the following general opportunities and risk areas:

- Business sector
- Sales and sourcing markets
- Legislation
- Brand
- Products
- Company-internal processes
- Personnel
- Finance and controlling
- Legal

The ESCADA Group currently faces the following key internal and external opportunities and risks:

**General economic opportunities and risks**

Over the last few years the ESCADA Group significantly improved the company-internal processes and cost structures enabling it to react quickly and flexibly to changes in the individual markets. Over the long-term, economic changes or changes in fashion trends can hold opportunities and risks in equal measure. The effects of international crises, such as those caused by terrorist attacks, can trigger immediate and unpredictable shortfalls and risks and can also lead to severe restrictions in international travel.

**Business sector opportunities and risks**

For years the luxury goods market has been in a progressive process of consolidation, which is continuing unabated. ESCADA's size and market position have allowed it to operate independently as a strong brand in the women's fashion sector and successfully expand its position in 2005/2006. The strength of the ESCADA fashion brand is vindicated, among other things, by the exceptionally high degree of customer loyalty in its key markets and the positive response to ESCADA collections in emerging markets such as China and Russia. ESCADA sees opportunities in realizing those brand potentials that have remained unused so far but which are deemed significant. This shall be achieved through continued profitable growth of the fashion, accessories and licenses segments. Regionally balanced distribution structures that also offer a good mix of the sales channels company-owned retail, franchise and multi-label stores, optimize the risk structure.

**Operative opportunities and risks**

Safeguarding ESCADA products' high level of quality requires equally high standards for textiles, processing techniques and logistic processes. ESCADA has a high degree of expertise in design as well as styles and processing techniques. In order to avoid value-added risks, ESCADA has established comprehensive basic principles and process requirements for product and quality management. Through its own logistics and production operations it constantly refines and adds to its already great competence in production methods and logistical procedures.

Opportunities can be identified in continually optimizing the complex procedures required to increase efficiency, transparency and quality as well as raising the sell-through ratio in the individual regions. The reduction of inventories and further streamlining of collections improved the risk structure substantially in the year under review.

**Personnel opportunities and risks**

The success of ESCADA Group rests on its employees' great dedication. It remains an everlasting challenge to convince and retain a qualified team of skilled employees and managers. Here ESCADA has developed focused programs for integration and employee profit sharing, attractive systems of remuneration, and both internal and external programs for further education and professional qualification.

**Legal risks**

Legal disputes are inevitable for a globally active company like ESCADA. Adequate provisions are formed continually to cover legal risks.

**Financial opportunities and risks**

The financial opportunities and risks are mainly the result of price changes in exchange and interest rates, fluctuations in liquidity and cash flow, and changes in credit standing.

Given the large share of international business by the ESCADA business unit, foreign-exchange risk is hedged centrally by ESCADA AG. ESCADA AG invoices its foreign distribution companies in the currencies USD, CAD, HKD, AUD, GBP and JPY. These invoices in turn are based on calculations hedged prior to price fixing and according to predefined guidelines. This way foreign-exchange risks are not only minimized, but only those that can be calculated are taken out. At the same time, it allows ESCADA to exploit favorable exchange rate fluctuations and provides the company with a reliable calculation basis. The centralized organization offers the advantage of keeping a constant overview on the exposure as a whole and the ability to offset internally opposing currency flows. Foreign exchange futures, swaps and options are contracted with selected banks to hedge net exposures.

Receivables, loans, liabilities as well as future cash flows are hedged. Planned but not yet contracted orders from affiliates are also secured through anticipatory hedging. Core transactions relating to the planned sales volume correspond to the planned seasonal volume of deliveries. The deliveries of one season result in a total volume of similar and similarly directed cash flows within a planned period. Deviations from the planned and actual sales volume can be characterized as slight over the long term. The hedging transactions assigned to protect the seasonal volume are used for one season to hedge the calculation rate and thereby deliver highly effective protection. No evaluation units are applied. Both ESCADA AG and the PRIMERA Group valuate their hedging transactions at fair value. This fair value is determined per reporting date for each hedging transaction by listing the contractual forward rate against the forward rate of the hedging transaction with the same duration. For its interest-bearing liabilities, the risk of interest rate fluctuations is hedged in some cases with interest rate swap contracts. For further details, see item 40 in the notes.

To safeguard liquidity and monitor cash flows, the financial planning and financing of ESCADA Group is centrally managed by ESCADA AG. The centralization of the Group's financing allows optimizing liquidity-surplus and demand within the Group. ESCADA AG operates bank lines and uses the placement opportunities of the capital markets for financing. ESCADA Group's liquidity demand is secured over the long term by the 200 million Euro bond issued in March 2005 and a term until 2012 as well as the syndicated loan over 90 million Euro with a term until the end of 2008. Due to the healthy development of liquidity in the year under review and sufficient credit lines there are no liquidity risks.

To reduce the risks of external debtors' credit standing, an in-house system for limits and risk classes monitors credit terms and the amount of open claims for accounts receivable. 48.4 million Euro of deferred taxes in the balance sheet comprises anticipated future savings from the utilization of losses brought forward for tax purposes. Assuming tax legislation remains unchanged, current business projections indicate that deferred tax credits on losses carried forward can be applied in full within the projection period. Risks may come about from a change of tax rates, as a consequence of the planned company tax reform in Germany, or deviations from current business planning.

**Financial market communication and rating**

Open and transparent communication with investors, banks and rating agencies is crucial for gaining successful access to the capital markets. In spring 2005 ESCADA AG commissioned the two leading rating agencies Moody's and Standard & Poor's to compile an initial rating, which is reviewed on an annual basis. Following the positive performance in the fiscal year 2004/2005 and the positive outlook Moody's upgraded ESCADA AG's rating and outlook by one category in Spring 2006.

Since April 2006 ESCADA AG has been rated as follows:

- Moody's: B1, stable outlook (before: B2, positive)
- Standard & Poor's: BB–, stable

The next rating review is due in spring 2007.

**Risks threatening the company**

Risks that could threaten the continuation of ESCADA AG and its subsidiaries cannot be identified.

## GENERAL ECONOMIC CONDITIONS

Economic analysts reckon with the world economy sustaining its strong growth also in 2007 and 2008. At the end of November 2006, the OECD's bi-annual Economic Outlook projected GDP for the OECD member states to grow by 2.5% in 2007 and would sustain growth also in 2008. All in all, the world economy's upswing is set to continue, albeit in a different geographic distribution.

According to the OECD, particularly China, India, Russia and other emerging countries will show strong economic dynamism. Growth in the USA, on the other hand, will slow down. Following a 3.3% increase of GDP in 2006, estimates put growth at around 2.4% for 2007.

The Euro-zone can expect to see a solid resurgence. For 2007, the OECD expects GDP to expand by 2.2% and by 2.3% in 2008. The forecast for Germany is for slower growth than in 2006, not least because of the 3 percentage point increase in VAT at the beginning of 2007. However, in the long run the VAT-rise will not burden an overall friendlier consumer climate.[1]

## CONDITIONS IN THE LUXURY GOODS MARKET

In view of a generally stable global economy and the expected further increase of high net worth individuals (HNWIs), experts envisage the luxury goods industry to perform positively over the coming years. The market research institute Mintel estimates the industry to expand to an annual volume of 104.4 billion US-Dollars in 2007. Even though this means that the annual growth rate shrinks from around 11% to approximately 7.5%, it still remains on a high level. By 2010 market volume is projected to be around 129 billion US-Dollars. This means the industry would have grown by a third between 2006 and 2010. China, Brazil, Russia, India and South Africa are identified as primary growth markets.[2]

[1] Source: OECD, Economic Outlook, November 2006
[2] Sources: Luxury Goods Retailing – Global, July 2006; Mintel International Group Ltd, London; Luxury Uncovered, J.P. Morgan, September 21, 2006

## STRATEGIC FOCUS ESCADA GROUP

ESCADA Group will continue its policy of earnings-focused growth in 2006/2007. The targets set seek to consistently utilize the potential of the ESCADA brand, regain market shares, above all in the Western European markets, and maintain a measured expansion into new markets. This will be done by focusing in particular on the following activities:

- Continued implementation of the worldwide modernization program for ESCADA's own retail. In 2006/2007 between 20 to 25 shops are scheduled for modernization. A contemporary and above all standardized brand image constitutes a central success factor. Capital expenditures of 30 to 35 million Euro have been earmarked for the modernization program and will be spent over a period of two years.
- Even if the opening of new shops in attractive locations would be possible in principle, the focus in the current and coming fiscal year will be on further developing the existing company-owned retail. The aim is to boost like-to-like sales through convincing store concepts and attractive collections.
- The products and collections will be further optimized under the auspices of the new Creative Director. This includes re-positioning the accessories business, which shall receive more floor space in ESCADA shops. It also includes drawing a clear distinction between ESCADA Collection and ESCADA Sport, as well as further expanding the licenses business.
- ESCADA will increase marketing expenses in 2006/2007. Together with the license partners, the marketing image shall be further optimized to position ESCADA more clearly as an international luxury brand.
- Presence in key markets shall be extended. This refers not only to the new growth regions in China, India or Eastern Europe, but also the countries of Western Europe (including Germany) and the USA. For these core markets the objective is to unify the brand's image and recapture market shares.
- ESCADA will press on with optimizing structures and processes and so increase efficiency on all level of value added. The foundation of the distribution company ESCADA Deutschland Vertriebs GmbH on November 1, 2006, is an important step toward the better controlling of the domestic business of ESCADA brand, which so far had been subsumed under ESCADA AG.
- In the PRIMERA Group, 2006/2007 will see apriori continue the path of vertical cooperation and strengthen its presence especially outside Germany. BiBA likewise will proceed with its internationalization, whilst maintaining rigid cost discipline. cavita expects to benefit from the positive effects of the measures implemented in 2005/2006 that were aimed at optimizing collections and strengthening sales. Laurèl will continue positioning the brand in the premium segment.

## ECONOMIC TARGETS

The entire volume of orders on hand for 2007 for the ESCADA brand nearly equals the strong level of last year and thus constitutes a solid basis for further growth, especially also through like-to-like growth in the company-owned retail.

With the modernization program being implemented in the company-owned retail, the total capital expenditures within the Group for 2006/2007 will increase substantially once more and will top more than 40 million Euro. This investment volume shall be entirely cash flow financed, with no plan for increasing net debts.

Assuming similar positive reactions by customers, as those already recorded after the first shop renovations, the modernization program offers opportunities of correspondingly higher sales in the renovated shops. The risks are for sales losses caused by the impairment of business through the conversion and a negative or unexpected poor acceptance of the new shop concept with higher sales failing to materialize as a consequence.

The robust level of orders on hand paired with positive reactions to the new shop- and marketing-concept, as well as further Group-wide process optimizations and the progress made toward better market development, all together lead to a positive assessment of ESCADA Group's future business development:

- Subject to unforeseen negative events failing to materialize, the Board of Management reckons Group sales to continue growing by a single digit percentage point in fiscal year 2006/2007. EBITDA is once more expected to grow stronger than sales.

Provided the economic conditions for women's luxury fashion do not worsen, continuation of these sales and earnings trends is also feasible for 2007/2008.

The Board of Management affirms its mid-term economic targets for the ESCADA Group:
- EBITDA return on sales of around 15%,
- Equity ratio over 30%,
- Operative cost ratio of approximately 50%.

If business continues as planned, the Board of Management assumes that further progress can be made in fiscal year 2006/2007 toward attaining these mid-term objectives.

## STATEMENTS ABOUT THE FUTURE

This management discussion and analysis contains statements that refer to the future development of ESCADA AG and the ESCADA Group as well as to economic and political trends. These statements represent predictions made on the basis of all the information available at the present time. If the underlying assumptions do not prove accurate or additional risks emerge, the actual results may differ from the expected results For this reason, no responsibility can be taken for the accuracy of this information.

Aschheim, February 2, 2007
Board of Management

THE EXCITING LAUNCH OF THE NEW ESCADA SHOP CONCEPT – ESSENTIAL FOR CREATING A WHOLE NEW BRAND WORLD. LUXURIOUS. CONTEMPORARY. RESIDENTIAL. INDULGE IN A WORLD OF SOPHISTICATION AND GLAMOR.


















Club
ESCADA
Club
ESCADA










NORTH AMERICA
20
SOUTH AMERICA
8

## ESCADA SHOPS

**NORTH AMERICA Canada** Edmonton Montreal Toronto Vancouver **USA** Bal Harbour Beverly Hills Boston Chicago Costa Mesa Dallas Hawaii/Honolulu Las Vegas Manhasset New York Palm Beach Palm Desert Phoenix Plano San Francisco Seattle **SOUTH AMERICA Argentina** Buenos Aires **Mexico** Cancun Mexico City **EUROPE Germany** Aachen Baden-Baden Berlin Bonn Dortmund Dresden Düsseldorf Frankfurt Freiburg Hamburg Hannover Kampen/Sylt Kassel Cologne Munich Munster Nuremberg Rottach Stutt-gart Ulm Wiesbaden **Belgium** Antwerp Brussels Hasselt Knokke Mechelen **England** Bramhall-Cheshire London **France** Aix en Provence Bordeaux Brives Cannes Le Chesney-Parly II Lille Lyon Marseille Mégève Metz Monte Carlo Montpellier Nancy Nantes Nizza Nîmes Paris Rennes St. Tropez Strasbourg Toulon Tours **Greece** Athens Rhodos Thessaloniki **Italy** Florence Milan Naples Rome **Luxembourg** Luxem-bourg **Netherlands** The Hague Laren Rotterdam Sluis **Austria** Salzburg Vienna **Portugal** Lisbon Porto **Scotland** Gleneagles **Switzerland** Geneva Luzern St. Moritz Zurich **Spain** Andorra Alicante Barcelona Estepona Madrid Marbella Murcia Palma de Mallorca Pamplona Platja d'Aro Seville Teneriffa Torrevie-


EASTERN EUROPE
49
ASIA
123
EUROPE
214
MIDDLE EAST
20
AUSTRALIA
4

**EASTERN EUROPE** **Azerbaijan** Baku **Bulgaria** Sofia Varna **Serbia** Belgrade **Kazakhstan** Almaty **Croatia** Dubrovnik Zagreb **Latvia** Riga **Lithuania** Palanga Vilnius **Poland** Posen Warsaw **Romania** Bucharest **Russia** Ekaterinburg Krasnoyarsk Moscow N. Novgorod Rostov-on-Don St. Petersburg Samara **Slovenia** Ljubljana **Czech Republic** Karlovy Vary Prague **Hungary** Budapest **Ukraine** Kiev Odessa **MIDDLE EAST** **Egypt** Cairo **Bahrain** Bahrain **Israel** Tel Aviv **Saudi Arabia** Riad **Jordan** Amman **Kuwait** Kuwait **Lebanon** Beirut **Qatar** Doha **Tunisia** Tunis **UAE** Abu Dhabi Dubai **ASIA** **China** Beijing Changchun Changsha Chengdu Chongqing Dalian Foshan Fuzhou Guangzhou Hangzhou Harbin Kunming Macau Nanning Qingdao Shanghai Shenyang Shenzhen Taiyuan Taizhou Tianjin Wenzhou Wuhan Xian Xiamen Zhuhai **Hong Kong** Hong Kong **Japan** Chiba Fukuoka Hiroshima Kobe Kyoto Nagoya Niigata Osaka Sendai Tokyo Utsunomiya Yokohama **Korea** Kwangju Pusan Seoul Sungnam Taegu Ulsan **Malaysia** Kuala Lumpur **The Philippines** Makati Manila **Singapore** Singapore **Taiwan** Kaohsiung Taichung Tainan Taipei **Thailand** Bangkok **AUSTRALIA** Main Beach Melbourne Sydney

# ESCADA GROUP CONSOLIDATED BALANCE SHEET
## AS OF OCTOBER, 31, 2006

in thousand Euro

| ASSETS | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Noncurrent assets** | | | | | | |
| Intangible assets | (11) | 48,158 | 36,807 | 16,290 | 0 | –4,939 |
| Property, plant and equipment | (12) | 79,700 | 52,710 | 26,990 | 0 | 0 |
| Financial assets | (13) | 10,798 | 30,168 | 140 | 0 | –19,510 |
| Deferred tax credits | (14) | 69,184 | 63,847 | 5,337 | 0 | 0 |
| **Total noncurrent assets** | | **207,840** | **183,532** | **48,757** | **0** | **–24,449** |
| **Current assets** | | | | | | |
| Inventories | (15) | 102,409 | 83,688 | 18,721 | 0 | 0 |
| Trade accounts receivable | (16) | 58,642 | 38,498 | 20,144 | 0 | 0 |
| Other current assets | (17) | 33,692 | 30,220 | 4,157 | 2,055 | –2,740 |
| Tax credits | (18) | 3,371 | 3,346 | 25 | 0 | 0 |
| Cash and cash equivalents | (19) | 20,150 | 17,123 | 3,027 | 0 | 0 |
| **Total current assets** | | **218,264** | **172,875** | **46,074** | **2,055** | **–2,740** |
| **Total assets** | | **426,104** | | | | |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Shareholders' equity** | | | | | | |
| Shareholders' equity | (20) | 110,144 | | | | |
| Minority interests | (21) | –545 | | | | |
| **Total shareholders' equity** | | **109,599** | | | | |
| **Noncurrent liabilities** | | | | | | |
| Bonds | (22) | 195,488 | 195,488 | 0 | 0 | 0 |
| Long-term financial liabilities | (23) | 2,712 | 2,712 | 0 | 0 | 0 |
| Other long-term liabilities | (24) | 6,977 | 843 | 25,644 | 0 | –19,510 |
| Long-term provisions and accrued liabilities | (25) | 6,313 | 5,910 | 403 | 0 | 0 |
| Deferred tax liabilities | (26) | 7,304 | 5,340 | 1,964 | 0 | 0 |
| **Total noncurrent liabilities** | | **218,794** | **210,293** | **28,011** | **0** | **–19,510** |
| **Current liabilities** | | | | | | |
| Short-term financial liabilities | (23) | 5,516 | 5,143 | 373 | 0 | 0 |
| Other short-term liabilities | (24) | 21,336 | 18,766 | 5,310 | 0 | –2,740 |
| Short-term provisions and accrued liabilities | (25) | 31,130 | 21,779 | 9,351 | 0 | 0 |
| Trade accounts payable | (27) | 36,877 | 27,852 | 9,025 | 0 | 0 |
| Tax liabilities | (28) | 2,852 | 2,762 | 90 | 0 | 0 |
| **Total current liabilities** | | **97,711** | **76,302** | **24,149** | **0** | **–2,740** |
| **Total liabilities and shareholders' equity** | | **426,104** | | | | |

# ESCADA GROUP CONSOLIDATED BALANCE SHEET
## AS OF OCTOBER, 31, 2005

in thousand Euro

| ASSETS | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Noncurrent assets** | | | | | | |
| Intangible assets | (11) | 42,870 | 31,743 | 15,816 | 0 | –4,689 |
| Property, plant and equipment | (12) | 73,473 | 48,836 | 24,637 | 0 | 0 |
| Financial assets | (13) | 10,940 | 18,620 | 228 | 0 | –7,908 |
| Deferred tax credits | (14) | 80,530 | 72,589 | 7,941 | 0 | 0 |
| **Total noncurrent assets** | | **207,813** | **171,788** | **48,622** | **0** | **–12,597** |
| **Current assets** | | | | | | |
| Inventories | (15) | 125,509 | 109,371 | 16,138 | 0 | 0 |
| Trade accounts receivable | (16) | 59,485 | 44,886 | 14,597 | 2 | 0 |
| Other current assets | (17) | 25,717 | 20,465 | 1,840 | 5,589 | –2,177 |
| Tax credits | (18) | 2,675 | 2,589 | 86 | 0 | 0 |
| Cash and cash equivalents | (19) | 12,222 | 9,864 | 1,486 | 872 | 0 |
| **Total current assets** | | **225,608** | **187,175** | **34,147** | **6,463** | **–2,177** |
| **Total assets** | | **433,421** | | | | |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Shareholders' equity** | | | | | | |
| Shareholders' equity | (20) | 99,467 | | | | |
| Minority interests | (21) | –463 | | | | |
| **Total shareholders' equity** | | **99,004** | | | | |
| **Noncurrent liabilities** | | | | | | |
| Bonds | (22) | 194,399 | 194,399 | 0 | 0 | 0 |
| Long-term financial liabilities | (23) | 5,157 | 5,157 | 0 | 0 | 0 |
| Other long-term liabilities | (24) | 8,995 | 1,060 | 15,843 | 0 | –7,908 |
| Long-term provisions and accrued liabilities | (25) | 7,335 | 6,954 | 381 | 0 | 0 |
| Deferred tax liabilities | (26) | 7,246 | 4,656 | 2,590 | 0 | 0 |
| **Total noncurrent liabilities** | | **223,132** | **212,226** | **18,814** | **0** | **–7,908** |
| **Current liabilities** | | | | | | |
| Short-term financial liabilities | (23) | 13,698 | 11,154 | 2,544 | 0 | 0 |
| Other short-term liabilities | (24) | 19,412 | 15,967 | 5,622 | 0 | –2,177 |
| Short-term provisions and accrued liabilities | (25) | 36,908 | 26,716 | 10,170 | 22 | 0 |
| Trade accounts payable | (27) | 39,167 | 32,617 | 6,517 | 33 | 0 |
| Tax liabilities | (28) | 2,100 | 2,086 | 14 | 0 | 0 |
| **Total current liabilities** | | **111,285** | **88,540** | **24,867** | **55** | **–2,177** |
| **Total liabilities and shareholders' equity** | | **433,421** | | | | |

## ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2005 – OCTOBER 31, 2006

in thousand Euro

| | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Sales** | (29) | **695,232** | **489,229** | **227,445** | **0** | **–21,442** |
| Changes in finished goods and work in progress | | –12,260 | –14,289 | 2,029 | 0 | 0 |
| Cost of materials | | 249,268 | 163,801 | 106,909 | 0 | –21,442 |
| **Gross profit** | | **433,704** | **311,139** | **122,565** | **0** | **0** |
| Personnel expenses | (30) | 150,393 | 98,354 | 52,039 | 0 | 0 |
| Other operating expenses | (31) | 236,339 | 181,032 | 54,549 | 1,021 | –263 |
| Other operating income | (32) | 27,131 | 23,234 | 4,132 | 28 | –263 |
| **EBITDA** | | **74,103** | **54,987** | **20,109** | **–993** | **0** |
| Depreciation and amortization | (33) | 21,214 | 16,748 | 4,466 | 0 | 0 |
| **EBIT (before one-time expenses)** | | **52,889** | **38,239** | **15,643** | **–993** | **0** |
| One-time expenses | (34) | 11,940 | 8,200 | 0 | 3,740 | 0 |
| **EBIT (after one-time expenses)** | | **40,949** | **30,039** | **15,643** | **–4,733** | **0** |
| Net financial expense | (35) | –16,391 | –14,236 | –2,155 | 0 | 0 |
| **Profit/loss before taxes** | | **24,558** | **15,803** | **13,488** | **–4,733** | **0** |
| Taxes on income | (36) | 17,692 | 12,219 | 5,473 | 0 | 0 |
| **Profit/loss after taxes** | | **6,866** | **3,584** | **8,015** | **–4,733** | **0** |
| Minority interests | | –79 | –79 | 0 | 0 | |
| **Consolidated profit/loss** | | **6,945** | **3,663** | **8,015** | **–4,733** | **0** |

## EARNINGS PER SHARE

| | **2005/2006** | **2004/2005** |
|---|---|---|
| Undiluted earnings per share (in Euro) | 0.42 | 0.83 |
| Fully diluted earnings per share (in Euro) | 0.41 | 0.82 |

# ESCADA GROUP CONSOLIDATED INCOME STATEMENT

## NOVEMBER 1, 2004 – OCTOBER 31, 2005

in thousand Euro

| | Notes | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|
| **Sales** | (29) | **648,566** | **460,982** | **211,502** | **541** | **–24,459** |
| Changes in finished goods and work in progress | | 612 | 661 | 109 | –158 | 0 |
| Cost of materials | | 241,684 | 168,204 | 97,934 | 5 | –24,459 |
| **Gross profit** | | **407,494** | **293,439** | **113,677** | **378** | **0** |
| Personnel expenses | (30) | 145,268 | 96,121 | 49,091 | 56 | 0 |
| Other operating expenses | (31) | 227,152 | 177,102 | 50,166 | 0 | –116 |
| Other operating income | (32) | 30,039 | 26,478 | 3,670 | 7 | –116 |
| **EBITDA** | | **65,113** | **46,694** | **18,090** | **329** | **0** |
| Depreciation and amortization | (33) | 19,547 | 15,397 | 4,150 | 0 | 0 |
| **EBIT (before one-time expenses)** | | **45,566** | **31,297** | **13,940** | **329** | **0** |
| One-time expenses | (34) | 0 | 0 | 0 | 0 | 0 |
| **EBIT (after one-time expenses)** | | **45,566** | **31,297** | **13,940** | **329** | **0** |
| Net financial expense | (35) | –16,359 | –14,580 | –2,020 | 241 | 0 |
| **Profit/loss before taxes** | | **29,207** | **16,717** | **11,920** | **570** | **0** |
| Taxes on income | (36) | 15,068 | 8,793 | 6,275 | 0 | 0 |
| **Profit/loss after taxes** | | **14,139** | **7,924** | **5,645** | **570** | **0** |
| Minority interests | | 489 | –113 | 602 | 0 | |
| **Consolidated profit/loss** | | **13,650** | **8,037** | **5,043** | **570** | **0** |

## ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

| | Issued capital | Additional paid-in capital | Legal reserves |
|---|---|---|---|
| **Balance on October 31, 2004** | **84,292** | **13,986** | **773** |
| Profit 2004/2005 | | | |
| Capital increase | 2 | 2 | |
| Transfer to reserves for stock options | | 120 | |
| Transfer to earnings reserves | | | 13 |
| Minority interests | | | |
| Foreign currency translation differences | | | |
| Other capital | | | |
| **Balance on October 31, 2005** | **84,294** | **14,090** | **786** |
| Profit 2005/2006 | | | |
| Capital increase | 1,918 | 2,008 | |
| Transfer to reserves for stock options | | 225 | |
| Transfer to earnings reserves | | | 159 |
| Withdrawal from capital reserves | | | –244 |
| Foreign currency translation differences | | | |
| Other capital | | | |
| **Balance on October 31, 2006** | **86,212** | **16,323** | **701** |

| Other earnings reserves | Retained earnings | Foreign currency translation differences | Other capital | Minority interests | Total |
|---|---|---|---|---|---|
| **8,052** | **–5,762** | **–13,887** | **710** | **632** | **88,778** |
| | 13,650 | | | 489 | 14,139 |
| | | | | | 4 |
| | | | | | 120 |
| 1,350 | –1,363 | | | | 0 |
| | | | | –1,604 | –1,604 |
| | | –252 | | 20 | –232 |
| | | | –2,201 | | –2,201 |
| **9,402** | **6,525** | **–14,139** | **–1,491** | **–463** | **99,004** |
| | 6,945 | | | –79 | 6,866 |
| | | | | | 3,926 |
| | | | | | 225 |
| 8,921 | –9,080 | | | | 0 |
| –50 | 294 | | | | 0 |
| | | –2,976 | | –3 | –2,979 |
| | | | 2,557 | | 2,557 |
| **18,273** | **4,684** | **–17,115** | **1,066** | **–545** | **109,599** |

# ESCADA GROUP CASH FLOW STATEMENT

in thousand Euro

| | 2005/2006 | 2004/2005 |
|---|---|---|
| Consolidated profit/loss before minority interests | 6,866 | 14,139 |
| Depreciation and amortization of noncurrent assets | 21,214 | 19,547 |
| Write-ups of noncurrent assets | -73 | -386 |
| Decrease in long-term provisions | -867 | -233 |
| Other noncash expenses (+)/income (-) | 20,753 | 8,168 |
| **Total cash flow** | **47,893** | **41,235** |
| Decrease in short-term provisions | -3,758 | -3,955 |
| Loss on disposal of noncurrent assets | 1,845 | 1,036 |
| Decrease in inventories, trade accounts receivable and other assets | 6,258 | 6,481 |
| Decrease in trade accounts payable and other liabilities | -3,324 | -4,326 |
| **Cash provided by operating activities** | **48,914** | **40,471** |
| Payments received from disposals of noncurrent assets (residual value of the assets plus gains and less losses from disposal) | 1,057 | 745 |
| Capital expenditures for intangible assets | -6,738 | -5,743 |
| Capital expenditures for property, plant and equipment | -24,559 | -15,801 |
| Payments received from investment grants | 530 | 0 |
| Acquisition of subsidiaries less net cash equivalents acquired | -3,956 | -7,518 |
| Other payments received (+)/payments (-) for financial investments | 475 | -893 |
| Payments for equity investments | 0 | -120 |
| Payments received for disposals of equity investments | 0 | 213 |
| Payments for the acquisition of securities | -368 | -75 |
| **Cash used in investing activities** | **-33,559** | **-29,192** |
| Issue of bonds | 0 | 191,393 |
| Payments received from the issue of stock | 3,905 | 0 |
| Repayment of borrowings | -11,179 | -215,644 |
| **Cash used in/provided by financing activities** | **-7,274** | **-24,251** |
| Changes in cash and equivalents affecting payments | 8,081 | -12,972 |
| Effect of exchange rate changes on cash and equivalents | -153 | -359 |
| Cash and cash equivalents at beginning of period | 12,222 | 25,553 |
| **Cash and cash equivalents at end of period** | **20,150** | **12,222** |

## (1) GENERAL INFORMATION

ESCADA Aktiengesellschaft (also called ESCADA AG below), a stock corporation under German law, is the parent company of the ESCADA Group.

ESCADA AG is listed in the Commercial Register of Munich Local Court, under HRB No. 74942.

The ESCADA Group's business operations focus on the design, manufacture and sale of apparel, knit goods and textile goods of all kinds, leather goods, handbags, fashion accessories, fragrances and cosmetics.

The reporting date for the consolidated balance sheet of ESCADA AG is October 31, 2006. The consolidated income statement, statement of changes in equity, cash flow statement, notes to the consolidated financial statements (including segment report), and management's discussion and analysis cover the period from November 1, 2005, to October 31, 2006.

The consolidated balance sheet, consolidated income statement, statement of changes in equity, cash flow statement and segment report are shown in thousands of Euro. Figures in the management discussion and analysis are shown in millions of Euro.

To provide a more accurate view of the Company's net worth, financial position and earnings, the balance sheet, income statement and segment report have been divided into three business units: ESCADA, PRIMERA, and Others. The "Others" business unit comprises activities that are not directly allocated to either ESCADA or PRIMERA.

Balance Sheet and Income Statement show the relations between the business units ESCADA and PRIMERA for the first time in a separate "Consolidation" column. For better comparability, the previous year's figures were adjusted in accordance with IAS 1.

## (2) APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of ESCADA AG as of October 31, 2006 were prepared applying the stipulations under Sec. 315a HGB (German Commercial Code) and in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The balance sheet is organized into current and non-current items in accordance with IAS 1. Assets and debt are classified accordingly as non-current (long-term), if they remain for more than a year within the Group. Trade accounts receivable and payable as well as inventories are generally reported as current (short-term) items. Deferred tax credits and/or liabilities are generally reported as non-current (long-term) items.

The income statement is prepared in accordance with the total cost method.

To improve clarity of presentation, various items of the consolidated balance sheet and the Group's income statement have been grouped together. These are explained separately in the notes.

## (3) SCOPE OF CONSOLIDATION

In addition to the parent company, ESCADA AG, the consolidated Group in the consolidated financial statements comprises 40 fully consolidated companies.

| ESCADA Munich | | Nominal capital in thousands | Currency | Share belonging to Group in % |
|---|---|---|---|---|
| **Europa** | | | | |
| ESCADA (U.K.) Limited, London, Great Britain | | 100 | GBP | 100.0 |
| ESCADA France S.A.R.L., Paris, France | | 10,622 | EUR | 100.0 |
| ESCADA DEVELOPMENT S.A.R.L., Paris, France | | 3,049 | EUR | 100.0 |
| ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco | | 1,500 | EUR | 100.0 |
| ESCADA Maglia Italia S.r.l., Reggiolo, Italy | | 10 | EUR | 100.0 |
| ESCADA Italia S.r.l., Rome, Italy | | 3,640 | EUR | 100.0 |
| Grupo ESCADA España S.A., Manresa, Spain | | 1,505 | EUR | 100.0 |
| Proyecto Empresarial Invitio S.L., Manresa, Spain | | 3 | EUR | 100.0 |
| ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg, Austria | | 36 | EUR | 100.0 |
| ESCADA Holding B.V., Amsterdam, Netherlands | | 136 | EUR | 100.0 |
| ESCADA d.o.o., Zagreb, Croatia | | 20 | HRK | 100.0 |
| ESCADA Logistik GmbH, Reichersberg, Austria | | 70 | EUR | 100.0 |
| ESCADA Genève SA, Geneva, Switzerland | | 500 | CHF | 100.0 |
| ESCADA (Schweiz) AG, Zollikon, Switzerland | | 100 | CHF | 100.0 |
| ESCADA Hellas SA, Athens, Greece | | 60 | EUR | 100.0 |
| ELOS-ESCADA logistika in servis d.o.o., Gornja Radgona, Slovenia | | 2,100 | SIT | 100.0 |
| **Germany** | | | | |
| PRIMERA Damenkleiderfabrik GmbH, Aschheim/Munich | | 26 | EUR | 100.0 |
| Clasen-Beteiligungs GmbH, Berlin | | 793 | EUR | 100.0 |
| ESCADA Textilvertrieb GmbH, Aschheim/Munich | | 26 | EUR | 100.0 |
| ESCADA Deutschland Vertriebs GmbH, Munich | | 25 | EUR | 100.0 |
| **North America** | | | | |
| ESCADA (USA) Inc., New York, USA | Common stock | 2,000 | USD | 100.0 |
| | Preferred stock | 2,700 | USD | 100.0 |
| B.E.M. Enterprise Ltd., New York, USA | | 0.1 | USD | 80.0 |
| ESCADA CANADA Inc., Toronto, Canada | Common stock | 3,120 | CAD | 90.0 |
| | Preferred stock | 2,980 | CAD | 100.0 |

| | Nominal capital in thousands | Currency | Share belonging to Group in % |
|---|---|---|---|
| **Asia** | | | |
| ESCADA Korea Limited, Seoul, Korea | 372,000 | KRW | 100.0 |
| ESCADA (Asia) Ltd., Hong Kong, China | 526 | HKD | 100.0 |
| ESCADA Retails (HK) Limited, Hong Kong, China | 8,000 | HKD | 100.0 |
| PRIMERA (Asia) Ltd., Hong Kong, China | 500 | HKD | 100.0 |
| ESCADA Japan Co., Ltd., Tokyo, Japan | 480,650 | YEN | 100.0 |
| Green Horse Co., Ltd., Tokyo, Japan | 10,000 | YEN | 100.0 |

| | | | |
|---|---|---|---|
| **PRIMERA MUNSTER** | | | |
| **Germany** | | | |
| PRIMERA AG, Munster | 2,556 | EUR | 100.0 |
| cavita fashion GmbH, Munster | 3,042 | EUR | 100.0 |
| apriori Textilvertriebs GmbH, Munster | 2,045 | EUR | 100.0 |
| PRIMERA Retail GmbH, Munster | 511 | EUR | 100.0 |
| BiBA Mode GmbH, Duisburg | 1,534 | EUR | 100.0 |
| BiBA GmbH, Duisburg | 128 | EUR | 100.0 |
| Laurèl GmbH, Aschheim/Munich | 2,000 | EUR | 100.0 |
| **Outside Germany** | | | |
| Laurèl China Limited, Hong Kong, China | 4,000 | HKD | 100.0 |
| "Schneberger" Ges.m.b.H., Stadl-Paura, Austria | 36 | EUR | 100.0 |
| PRIMERA Tunisie S.A., Ez-Zahara, Tunisia | 670 | TND | 100.0 |
| PRIMERA (Far East) Limited, Hong Kong, China | 100 | HKD | 100.0 |

Consolidated for the first time are: ESCADA Deutschland Vertriebs GmbH, Munich (October 1, 2006); ESCADA (Schweiz) AG, Zollikon, Switzerland (February, 1, 2006) and ESCADA Hellas SA, Athens, Greece (September 30, 2006).

These companies are wholly owned and were acquired in full by founding. There was no goodwill involved.

Its consolidation had no material influence on the net worth, financial position and earnings of the ESCADA Group.

Furthermore, the remaining 50% shares in ESCADA Genève S.A., Geneva, Switzerland, which so far had been recognized as equity investment, were acquired. The application of the purchase method yielded a positive difference which is reported as goodwill under intangible assets.

Their consolidation had no material influence on net worth, financial position and earnings.

Furthermore, 100% of shares in SAS Mediterranee, Cannes, France were acquired as of February 1, 2006, and merged into ESCADA France S.A.R.L., Paris, France.

The following assets and debts were transferred through acquisition to the Group's balance sheet:

| | in thousand Euro |
|---|---|
| Noncurrent assets | 881 |
| Inventories | 412 |
| Other assets | 512 |
| **Total** | **1,805** |
| Provisions | 71 |
| Liabilities | 1,452 |
| **Total** | **1,523** |

The acquisition costs were allocated as shown in the following by calculating the fair value of the transferred assets and liabilities at the time of acquisition in accordance with IFRS 3:

| | in thousand Euro |
|---|---|
| Goodwill | 2,456 |
| Intangible assets | 1,635 |
| Provisions | 233 |
| Deferred tax liabilities | 545 |

ESCADA Sweden Retail AB i.L., Stockholm, Sweden was de-consolidated as of October 31, 2006. The company has been in liquidation since October 31, 2005, but as it holds no noteworthy assets, its deconsolidation had no material influence on net worth, financial position and earning.

The following companies were not included in the consolidated financial statements because of their immateriality, specifically because their business operations are minimal or suspended, or they have ceased operations entirely:

- ES-KÖ Mode GmbH i.L., Düsseldorf
- Mademoiselle-Mode GmbH, Duisburg
- EPA S.r.l., Florence, Italy
- ELC Handels- und Produktionsges.m.b.H., Budapest, Hungary
- ELC spol. s.r.l., Prague, Czech Republic
- ESCADA Hawaii Inc. i.L., Hawaii, USA
- Madrid Laurèl S.A. i.L., Madrid, Spain
- Second Season Designer Fashion Handels-GmbH, Aschheim/Munich
- ESCADA Sweden Retail AB i.L., Stockholm, Sweden

## (4) EQUITY INVESTMENTS

The ESCADA Group holds equity investments of 5.1% in Clasen GmbH & Co KG, of Berlin; and 5.1% in Herbert Clasen GmbH, of Berlin. ESCADA AG holds 0.2% of ESCADA-Shop-Handels Ges.m.b.H., of Vienna, Austria. For lack of material influence the equity interests in Schustermann und Borenstein GmbH (40%) and ESCADA Shop Frankfurt GmbH (25%) are not consolidated at equity by the ESCADA Group.

## (5) INTERESTS IN ASSOCIATED COMPANIES

The Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49%), is included at equity in the consolidated financial statements.

Because of their immateriality, ESCADA's equity interests in E.J. Co., Ltd. i.L., of Osaka, Japan (45% of common stock) are not consolidated at equity.

## (6) REPORTING DATE FOR CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements are prepared as of October 31, 2006, the reporting date for the fiscal year of the Group's parent company, ESCADA AG. This reporting date for the consolidated financial statements is identical to the reporting dates for the balance sheets of the companies included in these financial statements, with the exception of EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (Dec. 31). This company is recognized by way of an interim financial statement at October 31, 2006.

## (7) CONSOLIDATION PROCEDURES

**Capital consolidation**
Capital was conso idated by the purchase method (IFRS 3), offsetting the carrying values of equity interests against the value of the subsidiaries' net assets as of the time of their acquisition.

**Debt consolidation**
Accounts receivable and liabilities among companies included in the consolidated financial statements are eliminated by debt consolidation.

**Consolidation of income and expenses**
Intercompany revenues have been eliminated, as have income and expenses among the companies included in the consolidated financial statements.

**Elimination of intercompany gains and losses**
Unrealized profits generated by intercompany supply relationships and contained in the inventories of the included companies as of the reporting date have been eliminated.

## (8) FOREIGN CURRENCY TRANSLATION PRINCIPLES

**Reporting currency**
The balance sheet and income statement have been prepared in Euro.

**Foreign currency translation for consolidated subsidiaries**
In keeping with IAS 21, the balance sheet items for foreign subsidiaries have been converted at the mid rates as of the reporting date, October 31, 2006. The average exchange rates for the fiscal year are used in converting items for the income statement. Any resulting currency conversion differences are reported as foreign currency translation differences under shareholders' equity in the consolidated balance sheet, with no net effect on the income statement.

If currency conversion differences result from a capital consolidation, they are reported as foreign currency translation differences under the item for shareholders' equity in the balance sheet. They have no net effect on the income statement.

PRICE OF 1 EURO

| | Rate as of reporting date | | Average rate | |
|---|---|---|---|---|
| | **10/31/2006** | **10/31/2005** | **2005/2006** | **2004/2005** |
| USD | 1.2695 | 1.2042 | 1.2400 | 1.2658 |
| CAD | 1.4314 | 1.4141 | 1.4027 | 1.5378 |
| GBP | 0.6687 | 0.6775 | 0.6838 | 0.6862 |
| AUD | 1.6530 | 1.6042 | 1.6565 | 1.6480 |
| TND | 1.6882 | 1.6128 | 1.6575 | 1.6128 |
| MYR | 4.6391 | 4.5515 | 4.5780 | 4.7777 |
| HKD | 9.8765 | 9.3260 | 9.6272 | 9.8462 |
| CHF | 1.5884 | 1.5458 | 1.5688 | 1.5436 |
| SEK | 9.2220 | 9.5450 | 9.3195 | 9.2172 |
| HRK | 7.3545 | 7.3809 | 7.3218 | 7.4313 |
| JPY | 149.6200 | 139.6900 | 144.2450 | 136.6280 |
| KRW | 1,198.0000 | 1,254.0000 | 1,197.0000 | 1,298.5510 |
| SIT | 239.5611 | 239.1722 | 239.5439 | 239.1722 |

## (9) REPORTING AND VALUATION METHODS

**General information**
The consolidated financial statements of ESCADA AG as of October 31, 2006, were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The annual financial statements of the companies included in the consolidated financial statements were essentially prepared using the parent company's reporting and valuation methods, which are explained below.

### Intangible assets

Intangible assets acquired for consideration are capitalized at their acquisition cost. Scheduled depreciation is taken on a straight-line basis over their expected useful life of three to six years. Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004. If necessary, items have been written down to their lower fair value.

### Property, plant and equipment

In compliance with IAS 16, property, plant and equipment are valued at the cost of acquisition or production, as applicable. Noncurrent assets subject to wear and tear undergo scheduled depreciation on a straight-line basis over their expected useful life. Low-value assets are fully depreciated in the year of their acquisition. Where necessary, items have been written down to their lower fair value. The following useful lives are applied as a basis for depreciation:

| | |
|---|---|
| – Buildings: | 20–30 year |
| – Plant and machinery: | 3–10 years |
| – Other fixtures & fittings, tools and equipment: | 3–10 years |

Maintenance expenses are treated as expenses for the period.

For lease contracts in which the Group is the lessee, beneficial ownership of the leased property is attributed to the lessee in compliance with IAS 17 if the lessee essentially bears all risks and opportunities associated with ownership (finance leases). The methods of depreciation and useful lives are equivalent to those of comparable owned assets. These items are normally capitalized at acquisition cost as of the signing date of the lease agreement. The corresponding lease obligations are reported under other liabilities. The interest component of lease obligations is reported in the income statement for the duration of the lease. If beneficial ownership under a lease remains with the lessor (operating leases), the leased items are reported by the lessor. The associated lease expenses are reported in full as an expense.

### Financial assets

Financial investments are normally reported at acquisition cost. If necessary, items are written down to their lower fair value. If there is no longer any reason to retain the lower valuation, they are written up to their higher fair value.

The list of interests held by the company is part of these notes and will be filed with the Commercial Register of the Munich municipal court under HRB 74942.

### Inventories

Raw materials, supplies and merchandise are generally valued at acquisition cost plus incidental acquisition costs, in compliance with IAS 2. Work in progress and finished goods are valued at their cost of production. In addition to direct costs, the production costs also include proportional overheads for production and materials.

Items with impaired marketability are written down to their net realizable value.

### Accounts receivable and other assets

Accounts receivable and other assets are normally stated at fair value.

### Provisions and accrued liabilities

Provisions are set up under IAS 37 if a past event entails a present legal or constructive obligation, if it is likely that resources having economic value must be expended to meet this obligation, and if the amount of the obligation can be estimated reliably. All recognizable obligations are taken into account under "Other provisions and accrued liabilities". Valuation is based on the probable amount.

### Liabilities

Liabilities are stated either at their repayment amount or at their fair value.

### Income

Pursuant to IAS 18 income is recognized at the fair value of the consideration received or to be claimed.

### Deferred taxes

Deferred taxes are computed on the basis of the liability method, oriented to the balance sheet (IAS 12). Accordingly, deferred tax items are normally formed for all differences in reporting and valuation between IAS principles and tax reporting principles. However, deferred taxes are recognized as an asset item only if they can presumably be realized.

## (10) CHANGES IN ASSETS

| | Acquisition cost | | | | | | |
|---|---|---|---|---|---|---|---|
| | Carried forward 11/1/05 | Additions | Additions from the acquisition of companies | Disposals | Changes in currency parities | Transfers | **Final status 10/31/06** |
| **I. Intangible assets** | | | | | | | |
| 1. Goodwill | 30,217 | 0 | 2,702 | 0 | 0 | 0 | 32,919 |
| 2. Other intangible assets | 40,247 | 6,475 | 2,120 | 3,782 | –197 | 3,801 | 48,664 |
| 3. Advance payments on intangible asset | 3,864 | 263 | 0 | 0 | 0 | –3,460 | 667 |
| **Total intangible assets** | **74,328** | **6,738** | **4,822** | **3,782** | **–197** | **341** | **82,250** |
| **II. Property, plant and equipment** | | | | | | | |
| 1. Land and buildings | 65,962 | 1,727 | 0 | 4,728 | –1,251 | 38 | 61,748 |
| 2. Machinery | 7,566 | 342 | 0 | 3,285 | –204 | 0 | 4,419 |
| 3. Other fixtures & fittings, tools and equipment | 123,843 | 17,788 | 1,132 | 12,166 | –1,266 | 803 | 130,133 |
| 4. Advance payments on property, plant and equipment | 1,641 | 4,703 | 0 | 220 | –48 | –1,182 | 4,894 |
| **Total property, plant and equipment** | **199,012** | **24,560** | **1,132** | **20,399** | **–2,770** | **–341** | **201,194** |
| **III. Financial assets** | | | | | | | |
| 1. Interests in affiliated companies | 4,133 | 0 | 0 | 0 | 0 | 0 | 4,133 |
| 2. Equity investments | 13,720 | 0 | 0 | 157 | 0 | 0 | 13,563 |
| 3. Loans to companies in which ESCADA holds equity investments | 0 | 286 | 0 | 0 | 0 | 0 | 286 |
| 4. Interests in associated companies | 317 | 73 | 0 | 0 | 0 | 0 | 390 |
| 5. Loans to associated companies | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Long-term securities | 2,228 | 426 | 51 | 58 | –2 | 0 | 2,645 |
| 7. Other loans granted | 2,336 | 156 | 0 | 917 | 0 | 0 | 1,575 |
| **Total financial assets** | **22,734** | **941** | **51** | **1,132** | **–2** | **0** | **22,592** |
| **Total noncurrent assets** | **296,074** | **32,239** | **6,005** | **25,313** | **–2,969** | **0** | **306,036** |

In carrying forward unused tax losses, deferred tax credits are capitalized as a function of the probability that future taxable income will be available against which the unused tax losses can be applied.

The following tax rates are used in calculating deferred taxes:

- Group companies in Germany: normally between 38.65% and 40.0%
- Group companies outside Germany: Local tax rates

| | Depreciation and amortization | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Carried forward 11/1/05 | Additions | Additions from the acquisition of companies | Disposals | Changes in currency parities | **Final status 10/31/06** | **Book value 10/31/06** | Book value 10/31/05 |
| | 5,947 | 320 | 0 | 0 | 0 | 6,267 | 26,652 | 24,270 |
| | 25,511 | 5,713 | 0 | 3,312 | –87 | 27,825 | 20,839 | 14,736 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 667 | 3,864 |
| | **31,458** | **6,033** | **0** | **3,312** | **–87** | **34,092** | **48,158** | **42,870** |
| | 32,368 | 3,503 | 0 | 3,973 | –744 | 31,154 | 30,594 | 33,594 |
| | 6,251 | 505 | 0 | 3,281 | –179 | 3,296 | 1,123 | 1,315 |
| | 86,920 | 11,049 | 786 | 10,713 | –998 | 87,044 | 43,089 | 36,923 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 4,894 | 1,641 |
| | **125,539** | **15,057** | **786** | **17,967** | **–1,921** | **121,494** | **79,700** | **73,473** |
| | 3,783 | 0 | 0 | 0 | 0 | 3,783 | 350 | 350 |
| | 8,010 | 0 | 0 | 0 | 0 | 8,010 | 5,553 | 5,710 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 286 | 0 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 390 | 317 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 2,645 | 2,228 |
| | 1 | 0 | 0 | 0 | 0 | 1 | 1,574 | 2,335 |
| | **11,794** | **0** | **0** | **0** | **0** | **11,794** | **10,798** | **10,940** |
| | **168,791** | **21,090** | **786** | **21,279** | **–2,008** | **167,380** | **138,656** | **127,283** |

## (11) INTANGIBLE ASSETS

**Goodwill**

Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004.The valuation of goodwill for the PRIMERA business unit at 10,238 thousand Euro, for the business unit Spain at 14,028 thousand Euro for the business unit Switzerland at a value of 246 thousand Euro and for the business unit France at 2,140 thousand Euro has been confirmed as a fair value.

Goodwill totaled 26,652 thousand Euro as of October 31, 2006 (vs. 24,270 thousand Euro). Of this amount, 24,483 thousand Euro (vs. 24,237 thousand Euro) pertains to differences resulting from the consolidation of capital, and 2,169 thousand Euro (vs. 33 thousand Euro) pertains to goodwill transferred from financial statements of individual companies.

The additions of 246 thousand Euro to goodwill through capital consolidation pertain to the acquisition of the remainder (50.0%) of ESCADA Genève, S.A..

**Other intangible assets**

This item includes computer software, licenses, and other rights such as subsidies to franchise partners.

## (12) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment also includes leased items for which title is attributed to the lessee (finance leases). Aside from finance leases, the ESCADA Group also has numerous rental or lease agreements whose economic content categorizes them as operating leases, under which ownership of the leased item is attributed to the lessor.

Future payments for finance leases and operating leases are due as follows:

**PAYMENT OBLIGATIONS FOR FINANCE LEASES AND OPERATING LEASES** in thousand Euro

| | 1 year or less | 1 to 5 years | Over 5 years | Total |
|---|---|---|---|---|
| **Finance leases** | | | | |
| Future payments | 2,579 | 4,332 | 3,264 | **10,175** |
| Discounting | 180 | 440 | 1,428 | **2,048** |
| Net present value | 2,399 | 3,892 | 1,836 | **8,127** |
| **Operating leases** | | | | |
| Future payments | 67,175 | 179,080 | 71,658 | **317,913** |

The carrying value of capitalized leased assets is 15,417 thousand Euro (vs. 16,129 thousand Euro), of which 15,136 thousand Euro is in buildings and 281 thousand Euro is in other fixtures & fittings, tools and equipment.

## (13) FINANCIAL ASSETS

**Interests in affiliated companies**

This item pertains to equity interests held in a number of companies that are not consolidated because of their immateriality to the Group's net worth, financial position and earnings.

**Equity investments**

This item includes a number of companies that are not consolidated at equity because of their immaterial importance or influence.

**Interests in associated companies**

This item comprises the Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49%), which is included at equity in the consolidated financial statements.

| | in thousand Euro |
|---|---|
| Acquisition cost | 15 |
| Percentage contribution to period earnings until 2004/2005 | 302 |
| 10/31/2005 | 317 |
| Percentage contribution to period earnings 2005/2006 | 73 |
| 10/31/2006 | 390 |

**Long-term securities**

This item is essentially interests held in a retail company.

**Other loans granted**

This item comprises a number of loans with remaining terms of five years or less.

## (14) DEFERRED TAX CREDITS

Deferred taxes total 69,184 thousand Euro (vs. 80,530 thousand Euro). Of this amount, 65,893 thousand Euro (vs. 74,560 thousand Euro) is reported in the single-entity balance sheets of consolidated companies, and 3,291 thousand Euro (vs. 5,970 thousand Euro) results from the elimination of intercompany profits.

A total of 48,427 thousand Euro (vs. 55,340 thousand Euro) in deferred taxes comprises anticipated future tax savings from accumulated losses carried forward. Current business projections indicate that deferred taxes on losses brought forward can be applied under current tax rules.

## (15) INVENTORIES

The item comprises:

in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Raw materials and supplies | 10,889 | 14,997 |
| Work in progress | 10,573 | 11,805 |
| Finished goods and merchandise | 80,947 | 98,707 |
| **Total** | **102,409** | **125,509** |

Inventories to the value of 61,600 thousand Euro (vs. 80,766 thousand Euro) are shown at acquisition or production cost. Write-downs of 29,903 thousand Euro (vs. 40,530 thousand Euro) were made on acquisition or production costs amounting to 78,939 thousand Euro (vs. 100,198 thousand Euro). Intercompany profits of 8,227 thousand Euro (vs. 14,925 thousand Euro) were eliminated for finished goods and merchandise.

## (16) TRADE ACCOUNTS RECEIVABLE

Write-offs and write-downs of 1,896 thousand Euro (vs. 3,083 thousand Euro) were taken on trade accounts receivable in the fiscal year.

Previous year's figures were adjusted by receivables from bills of exchange and credit cards totaling 2,798 thousand Euro. The year before this had been reported under item (17).

## (17) OTHER CURRENT ASSETS

in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Due from affiliated companies | 184 | 123 |
| Due from other companies in which an equity investment is held | 15,237 | 10,369 |
| Due from associated companies | 0 | 65 |
| Value-added tax refunds | 3,653 | 3,524 |
| Other receivables | 14,618 | 11,636 |
| **Total** | **33,692** | **25,717** |

Receivables from bills of exchange and credit cards (2,798 thousand Euro), reported in the item "Other receivables" the year before, were reallocated to item (16). The figures for the previous year were duly adjusted.

## (18) TAX CREDITS

Tax credits include income tax refunds of 3,371 thousand Euro (vs. 2,675 thousand Euro).

## (19) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and checks, together with credit balances in bank accounts. Changes in cash and cash equivalents are shown in the consolidated cash flow statement.

## (20) CONSOLIDATED SHAREHOLDERS' EQUITY

Changes in the consolidated shareholders' equity are shown in the statement of changes in equity.

**Issued capital**
As of October 31, 2006, the issued capital is divided into 16,838,322 no-par bearer shares of common stock. During the period from November 1, 2005 to October 31, 2006, holders of stock options under ESCADA's stock option plan 1998/1999, issued by the company following the decision of the shareholders' meeting on May 6, 1999, used their options' right to exercise stock options. In this context a total of 372,500 of the company's stock certificates were issued in fiscal year 2005/2006. During the period from November 1, 2005, to October 31, 2006, the holders of convertible bonds issued by the Company under the decision of the shareholders' meeting of August 19, 2003, exercised their conversion rights for a total of 2,057 no-par shares of the Company. These shares were recorded in the Commercial Register after the reporting date. Accordingly, the Company has issued a total of 374,557 new shares.
Capital was increased through the exercise of stock options rights under conditional capital 1999/I and through the exercise of conversion rights under conditional capital 2003/I.

**Authorized capital**
As of October 31, 2006, the following capital was authorized under an authorization which will expire on April 10, 2008: 15,000 thousand Euro. New common stock may be issued on one or more occasions, in exchange for cash contributions only.

**Conditional capital**
Conditional capital comprises two separate segments, Conditional Capital I up to a par value of 1,933 thousand Euro, and Conditional Capital II up to 7,535 thousand Euro, divided into 1,471,633 shares.

Conditional Capital I increases will be carried out by issuing up to 750,000 bearer shares of common stock carrying the right to participate in profits as of the beginning of the fiscal year in which the issue takes place, but only to the extent that the pertinent holders exercise stock options granted under the 1998/99 ESCADA Stock Option Plan approved under the authorization of May 6, 1999, as amended on April 3, 2001.

Conditional Capital II increases will be carried out only to the extent that holders of convertible bonds issued by ESCADA AG under the resolution of the shareholders' meeting of August 19, 2003, exercise their conversion rights or meet their conversion obligations. The new stock will participate in profits as of the beginning of the fiscal year in which it is created through the exercise of conversion rights or the fulfillment of conversion obligations. Each of the convertible bonds carries the right of conversion to one bearer share of no-par common stock. As of October 31, 2006, of a total of 1,991,163 convertible bonds, each with a par value of 10.00 Euro, a total of 1,647,427 had been converted during fiscal 2005/2006, leaving a total of 343,736 still outstanding.

**Additional paid-in capital**
The additional paid-in capital comprises 3,071 thousand Euro, based on the valuation of stock options. In fiscal year 2005/2006, 225 thousand Euro was paid-in from newly issued stock options (40,000 options). The exercise of conversion rights from the previous year's convertible bonds for the issue of 2,057 new shares, at 10.00 Euro each, generated proceeds totaling 10 thousand Euro.

**Earnings reserves**
Changes in the earnings reserves are shown in the statement of changes in equity.

**Other capital**
The other capital of 1,066 thousand Euro (vs. –1,491 thousand Euro) results entirely from the treatment of gains on forward-exchange transactions to hedge risks on cash flows, with no net effect on the income statement. This capital comprises:

OTHER CAPITAL — in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Gains on forward-exchange transactions | 1,737 | 654 |
| Losses on forward-exchange transactions/interest-rate swaps | 0 | –3,084 |
| Deferred tax liabilities | –671 | –253 |
| Deferred tax credits | 0 | 1,192 |
| **Total** | **1,066** | **–1,491** |

**Stock option plan**
Under a resolution of the annual meeting of May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one-half of them for common stock and one-half for preferred stock, and to create a conditional capital for this purpose.

A resolution of the special shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly.

The number of issued stock options changed as follows in fiscal year 2005/2006:

| | |
|---|---|
| Number of issued stock options as of November 1, 2005 | 519,000 |
| Stock options newly issued in 2005/2006 | 40,000 |
| Stock options exercised in 2005/2006 | 372,500 |
| Stock options expired in 2005/2006 | 94,000 |
| Number of issued stock options as of October 31, 2006 | 92,500 |

The weighted average exercise price for the stock options exercised in 2005/2006 was 10.48 Euro on the day of exercise.

As of October 31, 2006, members and former members of the Board of Management of ESCADA AG held 15,000 options, members of the management of Group companies held 5,000 options, and other managerial staff held 72,500 options.

Stock options cannot be exercised unless the market price of the stock and the Group's return on invested capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options.

Options are subject to a lock-up of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period. The value of the issued stock options has been recognized with an impact on the income statement, and is included in the additional paid-in capital.

On the basis of the Black/Scholes option pricing model, the value of the issued stock options is determined by using current market parameters (stock price, rate of returns, historical volatility). Future stock prices are based on analysts' estimates, future returns on investment on budget figures and future volatilities on the historical volatility. In fiscal year 2005/2006, the expenses incurred in connection with stock options totaled 225 thousand Euro.

In fiscal year 2005/2006, ESCADA AG for the first time granted so-called stock appreciation rights (SARs) to Board of Management members of ESCADA AG and executive staff of ESCADA subsidiaries. These SARs constitute participation rights, with which the owner of the right can profit from upward movements of the ESCADA AG stock and the sustained improvement in the rate of return of ESCADA Group. SARs only grant a right to cash benefits, but not to the subscription of ESCADA stock.

SARs can only be exercised if the market price of the stock and the Group's return on invested capital (ROIC) each have risen by more than 10% between the SARs time of issue and the start of the time window for exercising them. The SARs are subject to a lock-up period of two years from their issue date. SARs may then be exercised for five years after the expiration of the lock-up period.

A total of 85,000 SARs were issued in fiscal year 2005/2006. As of October 31, 2006, the members of the Board of Management of ESCADA AG held 65,000 SARs and executive staff of ESCADA subsidiaries a total of 20,000 SARs. A provision was made recognizing the value of the issued SARs as expense. On the basis of the Black/Scholes option pricing model, the value of the issued SARs is determined by using current market parameters (stock price, rate of returns, historical volatility). Future stock prices are based on analysts' estimates, future returns on investment on budget figures and future volatilities on the historical volatility. Expenses incurred in connection with SARs in fiscal year 2005/2006 totaled 202 thousand Euro.

## (21) MINORITY INTERESTS

Changes in minority interests are shown in the statement of changes in equity.

## (22) BONDS

ESCADA AG carried out a 19,912 thousand Euro convertible bond issue in October 2003. The bond is nominally non-interest-bearing. Each 10.00 Euro bond carries a right to be converted to one bearer share of no-par-value common stock. Conversion is mandatory, and must be exercised no later than September 30, 2013.

The convertible bond issue is classified as a hybrid financial instrument per IAS 39. Its debt capital component was discounted at a standard interest rate and is reported at 2,526 thousand Euro (vs. 2,432 thousand Euro) under "Bonds."

In March 2005 ESCADA AG carried out a 200 million Euro bond issue with a term until April 1, 2012. In compliance with IAS 39, the bond is initially recognized at its acquisition costs of 200,000 thousand Euro, deducted by the transaction costs of 8.607 thousand Euro, to determine its fair value. The bond is valuated per October 31, 2006, by its amortized costs as required by the effective interest method under IAS 39.

At a nominal interest rate of 7.5% and with transaction costs spread over the term of the bond, the effective interest rate comes to 8.3%.

## (23) FINANCIAL LIABILITIES

Out of the financial liabilities, which totals 8,228 thousand Euro (vs. 18,885 thousand Euro), 2,712 thousand Euro (vs. 5,157 thousand Euro) has a remaining term of more than 1 year.

Bank debts are to be considered financial instruments according to IAS 32. An interest-rate risk exists in regard to variable-interest overdraft obligations. These debts are recognized at market value – i.e., the price a third party would be willing to pay for the rights and/or obligations resulting from the instrument. As of the reporting date, hedges for 75,000 thousand Euro were in place to cover the interest-rate risk on bank debt.

Aside from such reservations of title as are common practice in the industry, the remaining liabilities are not further collateralized.

## (24) OTHER LIABILITIES

in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Payable to affiliated companies | 76 | 78 |
| Lease obligations | 8,691 | 10,360 |
| Value-added tax liabilities | 1,915 | 1,044 |
| Other tax liabilities | 1,482 | 931 |
| Other liabilities | 16,149 | 15,994 |
| **Total** | **28,313** | **28,407** |

Of the other liabilities some 6,977 thousand Euro (vs. 8,995 thousand Euro) have a remaining term of more than one year. These include lease obligations of 6,564 thousand Euro (vs. 8,464 thousand Euro) as an item corresponding to the capitalized finance leases.

## (25) PROVISIONS AND ACCRUED LIABILITIES

FOR THE PERIOD NOVEMBER 1, 2005 – OCTOBER 31, 2006 in thousand Euro

| | Carried forward 11/1/2005 | Additions from the acquisition of companies | Used | Released | Additions | Changes in currency parities | Final status 10/31/2006 Group |
|---|---|---|---|---|---|---|---|
| Provisions for pensions | 155 | 0 | 0 | 0 | 78 | 0 | 233 |
| Provisions for taxes | 4,080 | 8 | 2,138 | 505 | 2,676 | –1 | 4,120 |
| Other provisions | 40,008 | 8 | 27,547 | 2,315 | 23,421 | –485 | 33,090 |
| Personnel reserves | 15,638 | 1 | 13,080 | 220 | 13,176 | –206 | 15,309 |
| Accounts payable reserves | 7,549 | 5 | 5,622 | 1,054 | 6,272 | –91 | 7,059 |
| Other provisions | 16,821 | 2 | 8,845 | 1,041 | 3,973 | –188 | 10,722 |
| **Total** | 44,243 | 16 | 29,685 | 2,820 | 26,175 | –486 | **37,443** |

The other provisions include sales-return and warranty provisions of 3,913 thousand Euro (vs. 5,406 thousand Euro) and restructuring provisions of 2,766 thousand Euro (vs. 2,990 thousand Euro). Provisions and other accruals amounting to 6,277 thousand Euro (vs. 7,335 thousand Euro) have a remaining term of more than one year.

## (26) DEFERRED TAX LIABILITIES

According to IFRS, deferred tax liabilities are reported in full in the single entity financial statements of the consolidated companies.

## (27) TRADE ACCOUNTS PAYABLE

Trade accounts payable all have a remaining term of less than one year.

## (28) TAX LIABILITIES

Tax liabilities include income tax liabilities of 2,852 thousand Euro (vs. 2,100 thousand Euro).

## (29) SALES

Broken down geographically, this item comprises:

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Germany | 198,262 | 177,119 | 21,143 |
| Outside Germany | 496,970 | 471,447 | 25,523 |
| **Total** | **695,232** | **648,566** | **46,666** |

## (30) PERSONNEL EXPENSES

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Wages and salaries | 127,902 | 123,723 | 4,179 |
| Social security contributions | 21,907 | 20,908 | 999 |
| incl. for pensions | 584 | 637 | –53 |
| **Total** | **150,393** | **145,268** | **5,125** |

A number of profit-sharing programs have been implemented for employees.

## (31) OTHER OPERATING EXPENSES

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Selling costs | 76,994 | 76,869 | 125 |
| Operating costs | 89,934 | 85,838 | 4,096 |
| Administrative expenses | 27,760 | 27,069 | 691 |
| Write-offs and write-downs of accounts receivable | 1,896 | 3,083 | –1,187 |
| Foreign-exchange differences | 8,640 | 7,593 | 1,047 |
| Other expenses | 31,115 | 26,700 | 4,415 |
| **Total** | **236,339** | **227,152** | **9,187** |

## (32) OTHER OPERATING INCOME

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| License revenues | 9,478 | 8,483 | 995 |
| Reversals of provisions | 2,294 | 2,461 | –167 |
| Reversals of write-downs on accounts receivable | 866 | 1,315 | –449 |
| Foreign-exchange differences | 8,072 | 11,586 | –3,514 |
| Other income | 6,421 | 6,194 | 227 |
| **Total** | **27,131** | **30,039** | **–2,908** |

## (33) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION OF INTANGIBLE ASSETS

Depreciation and amortization in the statement of changes in noncurrent assets differs from the figure in the income statement by 124 thousand Euro (vs. 272 thousand Euro). The discrepancy comprises exchange-rate differences of 124 thousand Euro (vs. 272 thousand Euro). Depreciation and amortization comprises:

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Intangible assets | 6,040 | 4,683 | 1,357 |
| Property, plant and equipment | 15,174 | 14,864 | 310 |
| **Total** | **21,214** | **19,547** | **1,667** |

## (34) ONE-TIME EXPENSES

Due to a new exploitation strategy, according to which especially old merchandise is to be sold off more quickly, unscheduled write-downs of 8,200 thousand Euro were made on the expected net salvage value of inventories in fiscal year 2005/2006.

Further to this, one older non-current receivables was written down by 3,740 thousand Euro to its fair value.

## (35) NET FINANCIAL EXPENSE

The item comprises:

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Income from equity investments | 1,705 | 1,498 | 207 |
| Shares of profits (losses) from associated companies | 73 | 68 | 5 |
| Proceeds from long-term loans | 57 | 379 | –322 |
| Other interest and similar income | 850 | 1,971 | –1,121 |
| Other interest and similar expenses | 18,521 | 19,628 | 1,107 |
| Interest on leasing liabilities | 555 | 647 | 92 |
| **Total** | **–16,391** | **–16,359** | **–32** |

## (36) TAXES ON INCOME

This item comprises income taxes paid or due in individual countries, as well as deferred taxes. The Group's German companies pay local business taxes averaging approximately 16.7 % of earnings. This amount is deductible in computing corporate income tax. Corporate income taxes for 2006 were 25 %, plus a German reunification surcharge of 5.5 %.

Deferred taxes are calculated on the basis of the anticipated local tax rates in the various countries at the time of realization. These rates are normally based on the rules in effect or adopted as of the reporting date. Deferred taxes for Germany have been calculated at a rate normally between 38.65 % and 40.0 % (vs. 38.65 %). Foreign income tax is calculated on the basis of the laws and regulations in effect in the pertinent countries. The tax rates applied for foreign subsidiaries vary from 18 % to 42 %.

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Taxes paid/due | 8,606 | 6,372 | 2,234 |
| incl. for Germany | 4,231 | 2,314 | 1,917 |
| ncl. for other countries | 4,375 | 4,058 | 317 |
| Deferred taxes | 9,086 | 8,696 | 390 |
| **Total** | **17,692** | **15,068** | **2,624** |

Taxes paid or due include tax credits unrelated to the accounting period amounting to 45 thousand Euro (vs. 226 thousand Euro).

Deferred taxes by foreign subsidiaries were written down by 5,012 thousand Euro to their fair value, as one cannot expect these deferred taxes to be realized over the mid-term.

Deferred taxes include proceeds of 0 thousand Euro (vs. 815 thousand Euro) for accumulated losses brought forward from previous years for which no deferred taxes had been capitalized before.
In fiscal 2005/2006, deferred taxes of 671 thousand Euro (vs. 939 thousand Euro) were offset against items that were charged directly to equity.

Reconciliation between expected and actual income tax expenditures:

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Consolidated profit/loss before taxes | 24,558 | 29,207 | –4,649 |
| **Expected income tax 40% (vs. 40%)** | 9,823 | 11,683 | –1,860 |
| Tax effect of reconciliation items | | | |
| Amortization of goodwill | 109 | 0 | 109 |
| Non-tax-deductible expenses | 2,257 | 2,746 | –489 |
| Nontaxable income | –755 | –899 | 144 |
| Tax expenditures and credits unrelated to accounting period | 45 | 226 | –181 |
| Accumulated losses brought forward from previous years and capitalized for the first time | 0 | –815 | 815 |
| Non-capitalized deferred taxes | 549 | 1,017 | –468 |
| Different tax rates outside Germany | 1,271 | 100 | 1,171 |
| Consumption of losses brought forward and not capitalized in previous years | –227 | –57 | –170 |
| Unscheduled write-down on deferred taxes | 5,012 | 0 | 5,012 |
| Other deviations | –392 | 1,067 | –1,459 |
| **Total reconciliation** | **7,869** | **3,385** | **4,484** |
| Actual income tax | 17,692 | 15,068 | 2,624 |

## (37) EARNINGS PER SHARE

in thousand Euro

| | 2005/2006 | 2004/2005 | Change |
|---|---|---|---|
| Consolidated profit/loss (in thousand Euro) | 6,945 | 13,650 | –6,705 |
| Weighted number of issued no-par shares | 16,677,836 | 16,463,561 | 214,275 |
| **Undiluted earnings per share (in Euro)** | **0.42** | **0.83** | **–0.41** |
| Consolidated profit/loss (in thousand Euro) | 6,945 | 13,650 | –6,705 |
| Increase of accounting income through convertible bonds | 70 | 65 | 5 |
| Consolidated profit/loss adjusted (in thousand Euro) | 7,015 | 13,715 | –6,700 |
| Weighted potential no-par shares from conversion of convertible bond and stock options | 429,405 | 346,828 | 82,577 |
| Total weighted and potential no-par shares | 17,107,241 | 16,810,389 | 296,852 |
| **Diluted earnings per share (in Euro)** | **0.41** | **0.82** | **–0.41** |

## (38) SEGMENT REPORTING

In compliance with IAS 14 (Segment Reporting), certain items from the financial statements have been segmented by line of business and region. The identification of segments is based on the internal reporting system. The aim of segment reporting is to provide transparency as to the profitability and prospects for success of the Group's individual activities.

To provide a more accurate view of current business activities, in addition to the ESCADA and PRIMERA business units, the "Others" business unit is shown. The "Others" business unit comprises activities that are not directly allocated to either ESCADA or PRIMERA. These are B.E.M. Enterprise Ltd., of New York, whose business was sold in October 2004, and other marginal activities.

### KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

| | ESCADA Collection | | ESCADA Sport | | Accessories/ Licenses | | Others | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** |
| Total sales | 296,387 | 287,660 | 110,805 | 92,612 | 34,244 | 33,166 | 47,793 | 47,544 |
| EBITDA | 43,594 | 31,280 | 7,863 | 13,897 | 21 | –404 | 3,509 | 117 |
| Depreciation and amortization | 9,439 | 7,576 | 4,283 | 2,629 | 1,750 | 1,665 | 1,276 | 1,723 |
| EBIT (before one-time expenses) | 34,155 | 23,704 | 3,580 | 11,268 | –1,729 | –2,069 | 2,233 | –1,606 |
| One-time expenses | | | | | | | | |
| EBIT (after one-time expenses) | 34,155 | 23,704 | 3,580 | 11,268 | –1,729 | –2,069 | 2,233 | –1,606 |
| Investments | 15,921 | 9,275 | 5,925 | 3,653 | 1,026 | 1,180 | 1,148 | 2,721 |
| Noncash expenses | 869 | 567 | 356 | 184 | 150 | 115 | 11 | 8 |
| | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** |
| Assets | 141,634 | 154,537 | 57,374 | 55,275 | 18,291 | 20,646 | 27,970 | 27,432 |
| Liabilities | 50,305 | 56,709 | 16,657 | 16,009 | 5,355 | 6,677 | 5,595 | 6,005 |

### KEY FIGURES BY REGION FOR SEGMENT REPORTING

| | Germany | | Rest of Europe | | North America | | Asia | | Other countries | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** |
| Sales | 58,904 | 50,311 | 148,110 | 144,759 | 132,380 | 128,252 | 92,256 | 93,320 | 57,579 | 44,340 |
| Investments | 8,610 | 6,647 | 12,001 | 6,424 | 2,794 | 1,770 | 615 | 1,988 | | |
| | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** | | |
| Assets | 95,150 | 101,251 | 79,144 | 67,080 | 39,870 | 44,618 | 31,106 | 44,941 | | |

Segment information was determined as follows:

- Items in the balance sheet and income statement that are not directly allocated to segments of the ESCADA business unit are shown in the "Adjustments" column.
- For better assessment of the ESCADA and PRIMERA units, the activities between the two business units are recognized in a separate "Consolidation" column for fiscal year 2005/2006. The figures for the previous year were duly adjusted.

in thousand Euro

| | Adjustments | | ESCADA | | PRIMERA | | Others | | Consolidation | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** |
| Total sales | | | 489,229 | 460,982 | 227,445 | 211,502 | 0 | 541 | –21,442 | –24,459 | 695,232 | 648,566 |
| EBITDA | | 1,804 | 54,987 | 46,694 | 20,109 | 18,090 | –993 | 329 | | | 74,103 | 65,113 |
| Depreciation and amortization | | 1,804 | 16,748 | 15,397 | 4,466 | 4,150 | 0 | 0 | | | 21,214 | 19,547 |
| EBIT (before one-time expenses) | | | 38,239 | 31,297 | 15,643 | 13,940 | –993 | 329 | | | 52,889 | 45,566 |
| One-time expenses | 8,200 | | 8,200 | 0 | 0 | 0 | 3,740 | 0 | | | 11,940 | 0 |
| EBIT (after one-time expenses) | –8,200 | | 30,039 | 31,297 | 15,643 | 13,940 | –4,733 | 329 | | | 40,949 | 45,566 |
| Investments | | | 24,020 | 16,829 | 7,528 | 4,715 | 0 | 0 | –250 | | 31,298 | 21,544 |
| Noncash expenses | | | 1,386 | 874 | 0 | 0 | 0 | 0 | | | 1,386 | 874 |
| | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 |
| Assets | 111,138 | 101,073 | 356,407 | 358,963 | 94,831 | 82,769 | 2,055 | 6,463 | –27,189 | –14,774 | 426,104 | 433,421 |
| Liabilities | 208,683 | 215,366 | 286,595 | 300,766 | 52,160 | 43,681 | 0 | 55 | –22,250 | –10,085 | 316,505 | 334,417 |

in thousand Euro

| | Adjustments | | ESCADA | | PRIMERA | | Others | | Consolidation | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** |
| Sales | | | 489,229 | 460,982 | 227,445 | 211,502 | 0 | 541 | –21,442 | –24,459 | 695,232 | 648,566 |
| Investments | | | 24,020 | 16,829 | 7,528 | 4,715 | 0 | 0 | –250 | | 31,298 | 21,544 |
| | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 | 10/31/2006 | 10/31/2005 |
| Assets | 111,138 | 101,073 | 356,407 | 358,963 | 94,831 | 82,769 | 2,055 | 6,463 | –27,189 | –14,774 | 426,104 | 433,421 |

## (39) NOTES TO THE CASH FLOW STATEMENT

In compliance with IAS 7 (Cash Flow Statement), the cash flow statement shows how cash inflows and outflows affected the Group's cash and equivalents over the course of the year.

The cash flow statement distinguishes among changes resulting from operating, investing and financing activities. Balances comprise cash on hand and checks, together with credit balances in bank accounts.

As of the reporting date, the ESCADA Group was utilizing 14% of its available lines of credit (vs. 22%).

## (40) FINANCIAL INSTRUMENTS

Financial instruments are contractually based business transactions that include a right to cash or other financial assets. They first of all comprise "primary" financial instruments, such as trade receivables or payables, as well as loans receivable or payable. But they also include "derivative" financial instruments, which are used in hedging transactions to limit exchange-rate risks.

Primary financial instruments are listed in the balance sheet. Their reporting and valuation is explained in the notes to the applicable items.

All derivatives are reported at fair value.

Because of the ESCADA Group's high volume of exports, it incurs exchange-rate risks mostly for transactions in regions using other currencies.

ESCADA AG bills its foreign distribution companies in five currencies: USD, CAD, HKD, AUD, GBP, and JPY. The foreign-currency exposures that result from these transactions are managed centrally by ESCADA AG, and hedged in compliance with Group guidelines. PRIMERA Group hedges risks within its sub-group in compliance with the same guidelines. The Group hedges against risks associated with balance-sheet items and cash flows. No valuation units are formed for accounting purposes. Valuation for ESCADA AG and PRIMERA Group is based on forward-exchange rates.

Gains and losses on forward-exchange transactions to hedge risks on balance-sheet items are included as foreign currency differences under other operating income or other operating expenses, with a net impact on the income statement.

Gains and losses on forward-exchange transactions to hedge risks on cash flows are recorded under shareholders' equity, with no net impact on the income statement. A total of 2,557 thousand Euro was added to equity in this way (vs. 2,201 thousand Euro withdrawn in the previous year).

**FORWARD-EXCHANGE TRANSACTIONS** in thousand Euro

| Nominal volume (net position) | | of which Term over 1 year | |
|---|---|---|---|
| **10/31/2006** | **10/31/2005** | **10/31/2006** | **10/31/2005** |
| 155,854 | 155,821 | 37,365 | 0 |

The nominal volume is composed of the net position resulting from buying and selling prices for the individual transactions. The settlement date method is applied.

Per reporting date October 31, 2006, these had a positive market value of 1,670 thousand Euro for the Group (vs. –2,847 thousand Euro).

To hedge interest-rate risks for bank loans worth 75.0 million Euro, interest-rate swap contracts were signed in 2004. These are reported using the settlement date method.

As of reporting date on October 31, 2006, these had a positive market value of 67 thousand Euro (vs. –466 thousand Euro):

This was charged, making due allowance for deferred taxes, with a net impact on profits.

## (41) CONTINGENT LIABILITIES AND OTHER FINANCIAL LIABILITIES

The following contingent liabilities per IAS existed:

in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Issuing and transfer of notes | 5,383 | 7,002 |
| Suretyships and guarantees for bills and checks | 4,736 | 11,077 |
| Warranty agreements | 2,271 | 4,508 |
| Collateral furnished for obligations of others | 86 | 86 |
| **Total** | **12,476** | **22,673** |

Additionally, letters of comfort have been issued to two companies in which equity interests are held.

The following other financial liabilities are material and worthy of mention:

in thousand Euro

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Liabilities under forward-exchange transactions | 155,854 | 155,821 |
| Liabilities under leases | 328,088 | 298,151 |
| incl. due in 2006/2007: 69,754 thousand Euro (vs. 63,584 thousand Euro) | | |
| Other liabilities | 8,250 | 8,184 |
| **Total** | **492,192** | **462,156** |

## (42) RELATED-PARTY TRANSACTIONS

During fiscal 2005/2006, a firm of attorneys in which one member of the Supervisory Board holds an interest was engaged to provide legal counsel.

During the year, a franchise agreement existed with a company in which both ESCADA AG and a member of the Supervisory Board hold an interest. The transaction was conducted on the prevailing market terms. ESCADA AG furthermore issued a letter of comfort for this company.

Furthermore, transactions were carried out on prevailing market terms with a production subsidiary, EPAS d.o.o., of Slovenia (49% equity interest), which is consolidated at equity and an unconsolidated company (100% equity interest) for design and product management for ESCADA Accessories, EPA S.r.l., Florence, Italy. The following listed companies associated with members of the Supervisory Board, have provided services to the company and received the following remuneration:

| | in thousand Euro |
|---|---|
| DIH Finanz und Consult GmbH, Frankfurt/Main | 30 |
| Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft mbH, Munich | 157 |

## (43) SHARES OF BOARD MEMBERS

As of October 31, 2006, the members of the governing boards of ESCADA AG held, directly or indirectly, the following portions of the stock and convertible bonds issued by the Company.

Board of Management: 0.3%
Supervisory Board: 24.3%

## (44) EMPLOYEES

The ESCADA Group had the following numbers of employees as of the reporting date:

### EMPLOYEES BY LOCATION

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Germany | 2,096 | 2,023 |
| Outside Germany | 1,908 | 1,951 |
| **Total** | **4,004** | **3,974** |

### EMPLOYEES BY CATEGORY OF WORK

| | 10/31/2006 | 10/31/2005 |
|---|---|---|
| Sales | 2,523 | 2,488 |
| Production | 585 | 550 |
| Design | 152 | 160 |
| Others | 744 | 776 |
| **Total** | **4,004** | **3,974** |

ESCADA Group had the following average numbers of employees in fiscal 2005/2006:

EMPLOYEES BY LOCATION

| | 2005/2006 | 2004/2005 |
|---|---|---|
| Germany | 2,071 | 2,044 |
| Outside Germany | 1,908 | 1,845 |
| **Total** | **3,979** | **3,889** |

EMPLOYEES BY CATEGORY OF WORK

| | 2005/2006 | 2004/2005 |
|---|---|---|
| Sales | 2,526 | 2,451 |
| Production | 532 | 508 |
| Design | 158 | 159 |
| Others | 763 | 771 |
| **Total** | **3,979** | **3,889** |

The basis for the variable remuneration of executive personnel at ESCADA is the Economic Value Added (EVA®) Incentive System. The incentive is based on absolute EVA®, which is calculated using the following formula:

**EVA®** = net operating profit/loss less cost of capital

**Cost of capital** = cost-of-capital rate times business assets

Any positive change in EVA® will pay a positive bonus. Any negative change in EVA® results in a negative bonus that is deducted from future positive bonuses.

## (45) EVENTS SUBSEQUENT TO OCTOBER 31, 2006

No events requiring explanation occurred subsequent to October 31, 2006.

## (46) DECLARATION OF COMPLIANCE

The Declaration required by Sec. 161 of the German Stock Corporations Act has been issued, and is permanently available to shareholders.

## (47) BOARD OF MANAGEMENT

Under the articles of incorporation, the Company's Board of Management is to comprise one or more individuals. The number of members is determined by the Supervisory Board.

The following have been members of the Board of Management since the years indicated:

**Wolfgang Ley**
**Grünwald, 1986 (to January 2006) (CEO)**
- Chairman of the Supervisory Board, PRIMERA AG, Munster

**Frank Rheinboldt**
**Munster, from February 2006 (CEO)**
- Member of the Advisory Board BiBA Mode GmbH, Duisburg

**Dr. Georg Kellinghusen**
**Munich, 2000 (to December 2005)**
- Chairman of the Advisory Board, Herforder Brauerei GmbH & Co. KG, Herford
- Member of the Advisory Board, Verlag Neue Wirtschaftsbriefe (publishing house), Herne
- Member of the Supervisory Board, Teleplan International N.V., Veldhoven, Netherlands
- Member of the Supervisory Board, PRIMERA AG, Munster (to December 2005)

**Beate Rapp**
**Munich, 1995**
- Member of the Supervisory Board, PRIMERA AG, Munster

**Markus Schürholz**
**Senden, from January 2006**
- Member of the Supervisory Board, PRIMERA AG, Munster (from Januar 2006)

Total compensation for members of the Board of Management amounted to 2,758 thousand Euro this year (vs. 2,462 thousand Euro). This figure includes a variable component of 1,056 thousand Euro (vs. 1,062 thousand Euro).

As of October 31, 2006, one member of the Board of Management of ESCADA AG held 15,000 stock options. Further to this, two members of the Board of Management ESCADA AG hold a total of 65,000 Stock Appreciation Rights (SAR).

## (48) SUPERVISORY BOARD

Under the articles of incorporation, the Supervisory Board comprises twelve members. At the time these Notes were prepared, the following have been members of the Supervisory Board since the years indicated:

Peter Zühlsdorff
**Frankfurt, 1997 (Chairman)**
- Managing Partner, DIH Deutsche Industrie-Holding GmbH, Frankfurt am Main
- Chairman of the Supervisory Board, Sinn Leffers AG, Hagen
- Honorary Chairman of the Supervisory Board, GfK AG, Nuremberg
- Member of the Supervisory Board, Kaisers Tengelmann AG, Viersen
- Member of the Advisory Board, Tengelmann Verwaltungs- und Beteiligungsgesellschaft GmbH, Mühlheim an der Ruhr
- Advisor to DSD – Duales System Deutschland GmbH, Cologne
- Member of the Board of Directors, The New Germany Fund, New York, USA
- President of Wettbewerbszentrale, Bad Homburg

Jürgen Wagner
**Munich, 2002 (Vice-Chairman)**
- Regional organizer, IG Metall

Rustam Aksenenko
**Hermance, Switzerland, from June 2006**
- CEO of Finartis Group S.A., Geneva, Switzerland

Peter Darrow
**New York, USA, 2004 (to June 2006)**
- Attorney-at-Law
- Partner, HMD Partners LP, Palm Beach, USA
- Member of the Supervisory Board, Sinn Leffers AG, Hagen
- Director of Public Radio International, Minnesota, USA

Dr. Robert Dissmann
**Munich, 1986**
- Attorney-at-Law and German Certified Public Accountant
- Managing Director, Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft GmbH
- Member of the Advisory Board, FRIMO Group GmbH & Co., Lotte
- Member of the Supervisory Board, MAHAG Münchner Automobil-Handel Haberl GmbH, Munich

Franz Enderle
**Munich, 2006, from June 2006 (to November 2006)**
- Attorney-at-Law, and partner in law firm Bub, Gauweiler & Partner, Munich

Rainer Fleck
**Taufkirchen/Vils, 2004**
- Head of Accounting, ESCADA AG

Dr. Clemens Haindl
**Neusäß, 2003**
- Entrepreneur

Susanne Hartmann
**Hohenkammer, 2004**
- Commercial employee, ESCADA AG
- Regular member of the Works Council, ESCADA AG

Gisela Hennig
**Oberhausen, 2004**
- Commercial employee, BiBA GmbH, Duisburg
- Regular member of the Works Council, BiBA GmbH, Duisburg

Jean-Marc Loubier
**Paris, France, from November 2006**
- Business Consultant

Federico Minoli
**Boston, USA, 2003 (to June 2006)**
- President and CEO, Ducati Motor Holding S.P.A., Bologna, Italy
- Partner, HMD Partners LP, Palm Beach, USA
- Member of the Supervisory Board, Sinn Leffers AG, Hagen
- Member of the Board of Directors, Mantero Finaziaria S.P.A., Como, Italy
- Member of the Board of Directors, Bally International Ltd., Caslano, Switzerland

Helga Sehr
**Munich, 1992**
- Secretary, IG Metall Administrative Offices, Munich
- Member of the Supervisory Board, Bosch Sicherheitssysteme GmbH, Stuttgart

Udo Vogt
**Munster, 2004**
- Warehouse Manager, PRIMERA AG, Munster
- Chairman of the Works Council, PRIMERA AG, Munster

Richard Waryn
**London, Great Britain, 2003**
- Fund manager

The members of the Supervisory Board received total compensation of 213 thousand Euro for fiscal 2005/2006 (vs. 216 thousand Euro).

## (49) INFORMATION ON AUDITOR'S FEES

The following fees for the auditors were recognized as expenses in fiscal year 2005/2006:

| | in thousand Euro |
|---|---|
| a) Audit of Annual Financial Statements | 582 |
| b) Other certification or assessment services | 0 |
| c) Tax consultancy services | 96 |
| d) Other services | 82 |

# AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the ESCADA Aktiengesellschaft, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from November 1, 2005 to October 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Article 315a Paragraph 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Article 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

## INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2006

| | Capital stock Nominal capital held | Currency | % | Equity[3] | Net profit/loss for last fiscal year[3] |
|---|---|---|---|---|---|
| **DIRECT HOLDINGS** | | | | | |
| **Germany** | | | | | |
| ESCADA Deutschland Vertriebs GmbH, Munich | 25.0 | EUR | 100.0 | 25.0 | 0.0 |
| ESCADA Textilvertrieb GmbH, Aschheim | 25.6 | EUR | 100.0 | –2,237.8 | –822.7 |
| PRIMERA AG, Münster | 2,556.5 | EUR | 100.0 | 40,067.2 | 6,115.4 |
| PRIMERA Damenkleiderfabrik GmbH, Aschheim | 25.6 | EUR | 100.0 | 3,271.9 | [1] |
| ES-KÖ Mode GmbH, Düsseldorf | 153.4 | EUR | 100.0 | | [2] |
| Mademoiselle-Mode GmbH, Duisburg | 25.6 | EUR | 100.0 | | [2] |
| ESCADA Shop Frankfurt GmbH, Frankfurt | 50.0 | EUR | 25.0 | | [2] |
| **Outside Germany** | | | | | |
| ESCADA (USA) Inc., New York/USA | | | | | |
| – Common stock | 2,000.0 | USD | 100.0 | | |
| – Preferred stock | 2,700.0 | USD | 100.0 | 25,577.0 | 31.7 |
| ESCADA CANADA Inc., Toronto/Canada | | | | | |
| – Common stock | 2,808.0 | CAD | 90.0 | | |
| – Preferred stock | 2,980.0 | CAD | 100.0 | –3,874.5 | –791.3 |
| ESCADA (U.K.) Limited, London/Great Brtitain | 100.0 | GBP | 100.0 | –24,775.7 | –1,419.3 |
| ESCADA France S.A.R.L., Paris/France | 10,622.5 | EUR | 100.0 | 5,217.6 | –9,752.6 |
| ESCADA DEVELOPMENT S.A.R.L., Paris/France | 3,049.0 | EUR | 100.0 | 25.7 | –74.5 |
| ESCADA Italia S.r.l., Rome/Italy | 3,640.0 | EUR | 100.0 | 6,463.8 | 584.3 |
| ESCADA Maglia Italia S.r.l., Reggiolo/Italy | 10.0 | EUR | 100.0 | 1,228.3 | 449.0 |
| Proyecto Empresarial Invito S.L., Manresa/Spain | 3.1 | EUR | 100.0 | 1,992.4 | 1,011.7 |
| ESCADA-Shop-Handels Ges.m.b.H., Vienna/Austria | 0.1 | EUR | 0.2 | | [2] |
| ESCADA Sweden Retail AB, Stockholm/Sweden | 250.0 | SEK | 100.0 | 0.0 | 0.0 |
| ESCADA Holding B.V., Amsterdam/Netherlans | 136.1 | EUR | 100.0 | 298.3 | 162.2 |
| ESCADA (Asia) Ltd., Hongkong/China | 526.3 | HKD | 100.0 | 6,687.2 | –5,820.8 |
| ESCADA Japan Co., Ltd., Tokio/Japan | 480,650.0 | YEN | 100.0 | 10,455.7 | –1,815.2 |
| ESCADA Korea Limited, Seoul/Korea | 372,000.0 | KRW | 100.0 | –8,850.8 | –1,716.5 |
| ESCADA Genève S.A., Geneva/Switzerland | 500.0 | CHF | 100.0 | 125.4 | –30.7 |
| ESCADA (Switzerland) AG, Zollikon/Switzerland | 100.0 | CHF | 100.0 | –91.8 | –156.7 |
| ESCADA Hellas SA, Athens/Greece | 60.0 | EUR | 100.0 | –68.4 | –128.4 |
| ELC Handels- und Produktions GmbH i. L., Budapest/Hungary | 9,600.0 | HUF | 50.0 | | [2] |
| ESCADA Hawaii Inc. i.L., Hawaii/USA | | | | | |
| – Common stock | 6,700.0 | USD | 95.7 | | |
| – Preferred stock | 700.0 | USD | 70.0 | | [2] |
| EJ Co., Ltd., i.L. Osaka/Japan | | | | | |
| – Common stock | 473,750.0 | YEN | 45.0 | | |
| – Preferred stock | 125,000.0 | YEN | 66.7 | | [2] |
| EPA S.r.l., Florence, Italy | 0.0 | EUR | 100.0 | | [2] |
| ESCADA d.o.o., Zagreb, Croatia | 20.0 | HRK | 100.0 | –59.2 | 63.9 |

## INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2006

| | Capital stock Nominal capital held | Currency | % | Equity[3] | Net profit/loss for last fiscal year[3] |
|---|---|---|---|---|---|
| **DIRECT HOLDINGS** | | | | | |
| **Germany** | | | | | |
| ESCADA Deutschland Vertriebs GmbH, Munich | 25.0 | EUR | 100.0 | 25.0 | 0.0 |
| ESCADA Textilvertrieb GmbH, Aschheim | 25.6 | EUR | 100.0 | –2,237.8 | –822.7 |
| PRIMERA AG, Münster | 2,556.5 | EUR | 100.0 | 40,067.2 | 6,115.4 |
| PRIMERA Damenkleiderfabrik GmbH, Aschheim | 25.6 | EUR | 100.0 | 3,271.9 | [1] |
| ES-KÖ Mode GmbH, Düsseldorf | 153.4 | EUR | 100.0 | | [2] |
| Mademoiselle-Mode GmbH, Duisburg | 25.6 | EUR | 100.0 | | [2] |
| ESCADA Shop Frankfurt GmbH, Frankfurt | 50.0 | EUR | 25.0 | | [2] |
| **Outside Germany** | | | | | |
| ESCADA (USA) Inc., New York/USA | | | | | |
| – Common stock | 2,000.0 | USD | 100.0 | | |
| – Preferred stock | 2,700.0 | USD | 100.0 | 25,577.0 | 31.7 |
| ESCADA CANADA Inc., Toronto/Canada | | | | | |
| – Common stock | 2,808.0 | CAD | 90.0 | | |
| – Preferred stock | 2,980.0 | CAD | 100.0 | –3,874.5 | –791.3 |
| ESCADA (U.K.) Limited, London/Great Brtitain | 100.0 | GBP | 100.0 | –24,775.7 | –1,419.3 |
| ESCADA France S.A.R.L., Paris/France | 10,622.5 | EUR | 100.0 | 5,217.6 | –9,752.6 |
| ESCADA DEVELOPMENT S.A.R.L., Paris/France | 3,049.0 | EUR | 100.0 | 25.7 | –74.5 |
| ESCADA Italia S.r.l., Rome/Italy | 3,640.0 | EUR | 100.0 | 6,463.8 | 584.3 |
| ESCADA Maglia Italia S.r.l., Reggiolo/Italy | 10.0 | EUR | 100.0 | 1,228.3 | 449.0 |
| Proyecto Empresarial Invito S.L., Manresa/Spain | 3.1 | EUR | 100.0 | 1,992.4 | 1,011.7 |
| ESCADA-Shop-Handels Ges.m.b.H., Vienna/Austria | 0.1 | EUR | 0.2 | | [2] |
| ESCADA Sweden Retail AB, Stockholm/Sweden | 250.0 | SEK | 100.0 | 0.0 | 0.0 |
| ESCADA Holding B.V., Amsterdam/Netherlans | 136.1 | EUR | 100.0 | 298.3 | 162.2 |
| ESCADA (Asia) Ltd., Hongkong/China | 526.3 | HKD | 100.0 | 6,687.2 | –5,820.8 |
| ESCADA Japan Co., Ltd., Tokio/Japan | 480,650.0 | YEN | 100.0 | 10,455.7 | –1,815.2 |
| ESCADA Korea Limited, Seoul/Korea | 372,000.0 | KRW | 100.0 | –8,850.8 | –1,716.5 |
| ESCADA Genève S.A., Geneva/Switzerland | 500.0 | CHF | 100.0 | 125.4 | –30.7 |
| ESCADA (Switzerland) AG, Zollikon/Switzerland | 100.0 | CHF | 100.0 | –91.8 | –156.7 |
| ESCADA Hellas SA, Athens/Greece | 60.0 | EUR | 100.0 | –68.4 | –128.4 |
| ELC Handels- und Produktions GmbH i. L., Budapest/Hungary | 9,600.0 | HUF | 50.0 | | [2] |
| ESCADA Hawaii Inc. i.L., Hawaii/USA | | | | | |
| – Common stock | 6,700.0 | USD | 95.7 | | |
| – Preferred stock | 700.0 | USD | 70.0 | | [2] |
| EJ Co., Ltd., i.L. Osaka/Japan | | | | | |
| – Common stock | 473,750.0 | YEN | 45.0 | | |
| – Preferred stock | 125,000.0 | YEN | 66.7 | | [2] |
| EPA S.r.l., Florence, Italy | 0.0 | EUR | 100.0 | | [2] |
| ESCADA d.o.o., Zagreb, Croatia | 20.0 | HRK | 100.0 | –59.2 | 63.9 |

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of ESCADA Aktiengesellschaft comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Article 315a Paragraph 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, February 2, 2007

AWT Horwath GmbH
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| M. Rauchfuss | Th. Steiner |
| Wirtschaftsprüfer | Wirtschaftsprüfer |
| (German Public Auditor) | (German Public Auditor) |

| | Capital stock Nominal capital held | Currency | % | Equity[3] | Net profit/loss for last fiscal year[3] |
|---|---|---|---|---|---|
| ELOS-ESCADA logistika in servis d.o.o. Gornja Radgona/Slovenia | 2,100.0 | SIT | 100.0 | 208.8 | 0.0 |
| ESCADA Logistik GmbH, Reichersberg/Austria | 70.0 | EUR | 100.0 | 654.1 | 245.3 |
| EPAS proizvodno podjetje d.o.o., Gornja Radgona/Slovenia | 3,430.0 | SIT | 49.0 | 441.6 | 220.8 |
| Laurèl China Limited, Hongkong/China | 40.0 | HKD | 1.0 | 34.7 | 0.0 |

**INDIRECT HOLDINGS**

**Germany**

| **Subsidiaries of ESCADA Textilvertrieb GmbH** | | | | | |
|---|---|---|---|---|---|
| ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg/Austria | 36.3 | EUR | 100.0 | –4,171.5 | 1.2 |

| **Subsidiaries of PRIMERA Damenkleiderfabrik GmbH** | | | | | |
|---|---|---|---|---|---|
| Clasen GmbH & Co. KG, Berlin | 78.2 | EUR | 5.1 | | [2] |
| Herbert Clasen GmbH, Berlin | 2.6 | EUR | 5.1 | | [2] |
| Clasen-Beteiligungs GmbH, Berlin | 792.5 | EUR | 100.0 | 3,690.3 | [1] |
| Second Season Designer Fashion Handels GmbH, Aschheim | 25.6 | EUR | 100.0 | | [2] |
| Schustermann & Borenstein GmbH, Munich | 163.6 | EUR | 40.0 | 17,842.5 | 6,810.6 |

| **Subsidiaries of Primera AG** | | | | | |
|---|---|---|---|---|---|
| Laurèl GmbH, Aschheim | 2,000.0 | EUR | 100.0 | 9,144.2 | 2,360.8 |
| cavita fashion GmbH, Munster | 3,042.2 | EUR | 100.0 | 6,065.4 | –3.0 |
| Apriori Textilvertriebs GmbH, Munster | 2,045.2 | EUR | 100.0 | 2,071.5 | –1.1 |
| PRIMERA Retail GmbH, Munster | 511.3 | EUR | 100.0 | –4,175.5 | –6.7 |
| „Schneberger" Ges.m.b.H., Stadl-Paura/Austria | 36.3 | EUR | 100.0 | 244.3 | 83.4 |
| PRIMERA Tunisie S.A., Ez-Zahara/Tunesia | 670.0 | TND | 100.0 | –222.8 | –242.4 |
| BiBA Mode GmbH, Duisburg | 1,533.9 | EUR | 100.0 | 9,146.1 | [1] |
| PRIMERA (Far East) Limited, Hongkong/China | 100.0 | HKD | 100.0 | 37.6 | –8.2 |

| **Subsidiaries of PRIMERA Retail GmbH** | | | | | |
|---|---|---|---|---|---|
| E.L.C. spol., s.r.o., Prague, Czech Republic | 100.0 | CSK | 100.0 | –162.8 | 0.0 |

| **Subsidiaries of BiBA Mode GmbH** | | | | | |
|---|---|---|---|---|---|
| BiBA GmbH, Duisburg | 127.8 | EUR | 100.0 | 770.1 | –26.3 |

| **Subsidiaries of Laurèl GmbH** | | | | | |
|---|---|---|---|---|---|
| Laurèl China Limited, Hongkong/China | 3,960.0 | HKD | 99.0 | 34.7 | 0.0 |

| | Capital stock Nominal capital held | Currency | % | Equity[3] | Net profit/loss for last fiscal year[3] |
|---|---|---|---|---|---|
| **Outside Germany** | | | | | |
| **Subsidiaries of ESCADA (USA) Inc.** | | | | | |
| B.E.M. Enterprise Ltd. New York/USA | 80.0 | USD | 80.0 | 0.0 | -798.8 |
| ESCADA Hawaii Inc. i.L., Hawaii/USA – Preferred stock | 300.0 | USD | 30.0 | | [2] |
| **Subsidiaries of ESCADA Holding B.V.** | | | | | |
| PRIMERA (Asia) Ltd., Hongkong/China | 500.0 | HKD | 100.0 | 5.8 | 2,083.0 |
| **Subsidiaries of (Asia) Ltd.** | | | | | |
| ESCADA Retails (HK) Limited, Hongkong/China | 8,000.0 | HKD | 100.0 | 0.0 | -0.3 |
| **Subsidiaries of ESCADA France S.A.R.L.** | | | | | |
| ESCADA Monte Carlo S.A.M., Monte Carlo/Monaco | 1,500.0 | EUR | 100.0 | 2,120.7 | 115.6 |
| **Subsidiaries of ESCADA Japan Co., Ltd.** | | | | | |
| Green Horse Co., Ltd., Tokio/Japan | 10,000.0 | YEN | 100.0 | | [2] |
| **Subsidiaries of Proyecto Empresarial Invito S.L., Spain** | | | | | |
| Grupo ESCADA España S.A., Manresa/Spain | 1,505.0 | EUR | 100.0 | 9,740.9 | 3,890.4 |
| **Subsidiaries of Grupo ESCADA España S.A., Manresa/Spain** | | | | | |
| Madrid Laurèl S.A. i.L. Manresa/Spain | 0.2 | EUR | 50.0 | | [2] |

Equity in foreign currencies is converted at the official mid rates as of the reporting date. The net profit or loss from the most recent fiscal year in foreign currencies is converted at the average rate for fiscal 2005/2006.

[1] There was no net profit or loss for the year because of earnings transfer agreements.
[2] Information on equity and on earnings for the last fiscal year is omitted, in exercise of the option set forth in Secs. 286 (3) Sentence 1 No. 1 and 313 (2) No. 4 Sentence 3 of the German Commercial Code, for ES-KÖ Mode GmbH i.L., Düsseldorf; Second Season Designer Fashion Handels GmbH, Aschheim; ESCADA Shop-Handels Ges.m.b.H., Vienna, Austria; ELC Handels- und Produktions GmbH i.L., Budapest, Hungary; ESCADA Hawaii Inc. i.L., Hawaii, USA; EJ Co. Ltd. i.L., Osaka, Japan; EPA S.r.l., Florence, Italy; Clasen GmbH & Co. KG, Berlin; Herbert Clasen GmbH, Berlin; Green Horse Co., Ltd, Tokyo, Japan; Madrid Laurèl S.A. i.L., Manresa, Spain; Mademoiselle Mode GmbH, Duisburg; ESCADA Shop Frankfurt GmbH, Frankfurt
[3] Information refers to financial statements under IFRS/IAS for the companies included in the consolidated financial statements.

## NOTES TO THE ESCADA AG ANNUAL FINANCIAL STATEMENTS (ABRIDGED)

ESCADA AG is the parent company of the ESCADA Group. The annual financial statements of ESCADA AG as of October 31,2006, were prepared under the German Commercial Code (HGB). The full annual financial statements of ESCADA AG, in their statutory presentation, received an unqualified audit opinion (AWT Horwath GmbH, January 24, 2007). The annual financial statements are published in Germany's Federal Gazette, and filed with the Munich Commercial Register under No. HRB 74 942.

**INCOME STATEMENT OF ESCADA AG**

**FOR THE PERIOD FROM NOVEMBER 1, TO OCTOBER 31** in million Euro

| | 2005/2006 | 2004/2005 |
|---|---|---|
| Sales | 278.7 | 255.6 |
| Cost of goods sold incl. change in stock | 146.8 | 127.9 |
| **Gross profit** | **131.9** | **127.8** |
| Gross profit in % of sales | 47.3 | 50.0 |
| Total operating expenses | 119.0 | 127.4 |
| Total operating income | 16.1 | 17.8 |
| **EBITDA** | **29.0** | **18.1** |
| Depreciation and amortization | 4.8 | 4.9 |
| **EBIT** | **24.2** | **13.2** |
| Net financial result | –20.6 | 2.2 |
| **Earnings before taxes** | **3.6** | **15.4** |
| Extraordinary income | 5.5 | 0.0 |
| Income taxes | 0.6 | 0.1 |
| **Net annual profit** | **8.5** | **15.3** |

Sales and operative earnings increased sustainable over the last fiscal year 2005/2006. This success was based on an in-depth analysis of structures, processes and costs and the many resulting measures taken from these findings to increase efficiency.

Sales performance of ESCADA AG is essentially dependent on the sales performance made with foreign distribution partners and distribution companies. Sales revenues were up from last year by 23.1 million Euro to 278.7 million Euro (+9.0%). The proportion of foreign sales rose by 7.1 % from 204.8 million Euro to 219.4 million Euro. The proportion of domestic sales rose by 16.5 % from 50.9 million Euro to 59.3 million Euro. Thus, the export ratio fell marginally from 80.1 % to 78.7 %.

Cost of goods sold comprises cost of materials and the changes in stock of finished goods and semi-finished goods. Increased expenses for purchased services meant that cost of materials increased by 8.3 million Euro from 128.0 million Euro to 136.3 million Euro. In relation to sales the quota of costs of materials declined from 50.0% to 48.9% thanks to the ongoing optimization of material purchasing and production locations. As part of the Group's strategy to avoid unnecessary inventory stocks, the one-time write down on old merchandise meant that changes to stock came to 10.5 million (vs. – 0.1 million Euro). This increased the costs of goods sold by 18.9 million Euro to 146.8 million Euro. Gross profit was up by 4.1 million Euro to 131.9 million Euro. In relation to sales the gross profit margin fell from 50.0% to 47.3% through the aforementioned changes to stock.

Operative costs for 2005/2006 were cut substantially from last year's 127.4 million Euro to 119.0 million Euro. The cost ratio in percentage to sales thus fell from 49.8% to 42.7%. This is the result of the following key changes:

- Personnel expenses remained relative constant at 37.8 million Euro (vs. 37.5 million Euro). In relation to sales the quota for personnel expenses was down from 14.7% to 13.6%. Contributing to this was the in-house employee rotation system.

- Reduction of the duplication and sampling costs by 2.7 million Euro, due to a leaner collection size for ESCADA collections.

- Reduction of costs for foreign exchange rates by 5.6 million Euro, which was essentially the result of less fluctuation between posted and hedged exchange rates; last year had seen a reverse movement.

Other operating income came to 16.1 million Euro, some 1.7 million Euro over last year. The 2.0 million Euro reduction in foreign exchange differences was essentially the result of less fluctuation between posted and hedged exchange rates; last year had seen a reverse movement. Above all the ESCADA fragrance licenses led to license revenues climbing by 1.0 million Euro.

Operative earnings before interest, taxes, depreciations and amortizations (EBITDA) came to 29.0 million Euro rising by 10.9 million Euro against the year before (18.1 million Euro). Allowing for depreciation and amortization, earnings before interest and taxes (EBIT) came to 24.2 million Euro (vs. 13.2 million Euro).

The net financial result comprises income from equity investments and expenses paid on interest. The income from equity investments essentially includes the following earnings and expenses:

- Distribution of profits from ESCADA Holding B.V., Amsterdam, over 3.4 million Euro;

- Transfer of profit from Primera Damenkleiderfabrik GmbH, Aschheim, over 1.1 million Euro;

- Periodic collection of income from equity investment in PRIMERA AG, Münster, over 7.0 million Euro;

- Write-up of financial assets at 0.6 million Euro;

- Depreciations on loans and balance sheet valuation of associated companies under Sec. 253 Abs. (2.3) HGB (German Commercial Code) with a negative effect over 26.8 million Euro.

Because one-time costs over 10.1 million Euro for the 200 million bond 2005/2012 and the new syndicated loan 2005/2008 had been incurred in the previous year and given the fact that recourse to credit lines was reduced during the year under review because of lower financing requirements, expenses paid on interest were cut significantly from –17.9 million Euro to –6.1 million Euro.
Net financial expenses thus came to –20.6 million Euro (vs. 2.2 million Euro).

Income from ordinary business activities totaled 3,6 million Euro (vs. 15.4 million Euro). The merger of PRIMERA Holding GmbH, Aschheim, into ESCADA AG generated extraordinary income of 5.5 million Euro. With tax expenses at 0.6 million Euro, the net annual profit came to 8.5 million Euro (vs. 15.3 million Euro).

ESCADA AG, MUNICH, BALANCE SHEET AS OF OCTOBER 31, 2006 in million Euro

| ASSETS | Oct 06 | Oct 05 |
|---|---|---|
| Non-current assets | 262.9 | 234.6 |
| Current assets | | |
| Inventories | 35.2 | 48.4 |
| Trade accounts receivables | 8.8 | 12.9 |
| Other receivables, liquid assets and prepaid expenses | 60.5 | 68.8 |
| **Balance sheet total** | **367.4** | **364.7** |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Oct 06 | Oct 05 |
|---|---|---|
| Equity | 126.1 | 113.7 |
| Provisions | 13.6 | 17.5 |
| Non-interest-bearing convertible bond | 3.4 | 3.5 |
| Bond | 200.0 | 200.0 |
| Bank debt | 0.2 | 1.0 |
| Other liabilities, deferred income | 24.1 | 29.0 |
| **Balance sheet total** | **367.4** | **364.7** |
| Economic capital ratio in % (assuming full conversion) | 35.3 | 32.1 |

The balance sheet of ESCADA AG shows the following changes as of October 31, 2006, compared to the previous year's balance sheet date:

- The balance sheet total was slightly up by 2.7 million Euro to EUR 367.4 million Euro.

- The increase of noncurrent assets by 28.3 million Euro to 262.9 million Euro is primarily the result of higher loans to associated companies paired with a contra movement at interests in associated companies. Other additions and disposals to financial assets are listed under "Changes in Assets".

- The one-off clearance of old stock and leaner collections meant that inventory assets were substantially reduced by 13.2 million Euro.

- Shareholders' equity increased by 12.4 million Euro to 126.1 million Euro through the exercise of stock options and the conversion of convertible bonds, as well as the net income generated for the year. In consideration of the convertible bonds still outstanding, the economic capital ratio as of reporting date came to 35.3%, which is an increase by 3.2 percentage points.

- Bank debts of 0.2 million Euro were slightly below the level of last year (1.0 million Euro).

- Especially the positive cash flow meant that net debt reported in the balance sheet of ESCADA AG (interest-bearing liabilities from bonds and interest-bearing bank liabilities, minus cash and credit balances in bank accounts) was cut by 8.0 million Euro as of October 31, 2006 to 190.4 million Euro (vs. 198.4 million Euro).

# PROPOSED APPROPRIATION OF RETAINED EARNINGS

The Board of Management and Supervisory Board of ESCADA AG propose the retained earnings for fiscal year 2005/2006 of 16,257,076.15 Euro to be appropriated as follows:

| PROPOSED APPROPRIATION | in Euro |
|---|---|
| Allocation to the earnings reserves | 8,000,000.00 |
| Profit carried forward | 8,257,076.15 |
| **Balance sheet gain** | **16,257,076.15** |

ADDITIONAL PAID-IN CAPITAL

A reserve accumulated from premiums on stock issues. A premium is the portion of the price investors pay for a stock in excess of the stock's par value.

ASSETS

The items on the left side of a balance sheet laid out in standard accounting form. The assets side provides information about the composition of a company's resources.

BOND

A general term for fixed-yield securities with contractually established redemption terms, used to raise long-term financing for the issuer (debtor).

CAPITAL INCREASE

Raising the amount of capital stock by selling new, or "junior," shares (in the case of a capital increase in return for contributions).

CAPITAL MARKET

The market for trading in medium and long-term capital investments.

CAPITAL STOCK

A company's capital deriving from its stock. The capital stock is equivalent to the par value of all issued shares.

CASH FLOW

The surplus of cash and cash equivalents generated by current business operations.

CASH FLOW STATEMENT

A statement of changes in cash and cash equivalents during a fiscal year, as a consequence of cash generated by or used in operating activities, investing activities and financing activities.

CEO

Chief Executive Officer.

CFO

Chief Financial Officer.

CONSOLIDATION

The aggregation of the annual financial statements of a group's companies into a single set of Group ("consolidated") financial statements.

CONVERTIBLE BOND

A bond that carries the right to be converted into the underlying stock, at a predetermined ratio.

COO

Chief Operating Officer.

COST OF GOODS SOLD

The amount of raw materials and supplies, semifinished or finished products purchased from outside, and third-party services needed to achieve a certain sales figure, valued at acquisition price.

COVERAGE

The analysis of a company by bank analysts.

CURRENT ASSETS

One of the two principal components of the assets side of the balance sheet; the other is noncurrent assets. It includes all asset items not intended to serve business operations for the long term, such as inventories, receivables and marketable securities.

DAX (GERMAN STOCK INDEX)

A list of 30 representative stocks. It is an indicator for the price performance of the German stock market.

DEFERRED TAXES

Future tax credits and tax liabilities calculated on the basis of reporting and valuation differences between the principles used for consolidated financial statements (IAS) and the individual tax valuation approaches for the individual companies.

DEPRECIATION AND AMORTIZATION

The amount by which the costs of noncurrent asset items is systematically reduced to reflect how their individual components lose value due to the expiration of time. The reduction is determined on the basis of expected useful life and production cost. Depreciation refers to tangible assets, and amortization to intangible assets.

DIVIDEND

A portion of profits paid out for each share of a corporation's stock. The annual meeting of shareholders decides on the size of a dividend and its manner of payment.

EBIT (Earnings before interest and taxes)

Operating income before the deduction of interest and income taxes. Used synonymously in this report with "net operating income" and "operating earnings."

EBITDA

Earnings before interest, taxes, depreciation and amortization. An operating earnings figure which, like EBIT, excludes exceptional influences. This presentation of operating earnings eliminates both leverage and tax charges (which differ from one country to another).

ECONOMIC VALUE ADDED (EVA)

An integrated system for corporate management via the consistent use of a single value parameter. The difference between earnings (before interest but after taxes), and the cost of capital.

FINANCIAL PRESS CONFERENCE

A press conference at which the audited figures for the past fiscal year are released.

FREE FLOAT

The proportion of a company's stock that is freely traded on the market. As defined by Deutsche Börse: amounts of stock held by any shareholder who cumulatively owns less than 5% of the company's stock or – no matter what the size of the holding – the interests owned by asset managers and trust companies, funds and pension funds, holding companies, investment companies or foreign investment companies, as part of their special funds held under short-term investment strategies.

GROSS DOMESTIC PRODUCT (GDP)

The total of all goods and services produced, plus nondeductible sales taxes, adjusted for goods consumed.

GROSS PROFIT

The difference between the selling price for merchandise exclusive of value-added tax (net sales revenues) and for the volume of merchandise used (net sales revenues – cost of goods sold = gross profit).

IASB

International Accounting Standards Board.

IFRIC

International Financial Reporting Interpretations Committee.

IFRS

International Financial Reporting Standards.

INCOME STATEMENT

Expenses and income listed against one another to determine the company's earnings and present where the earnings come from. A mandatory part of the annual financial statements.

INDEX

A value that measures the performance of a given group of securities.

INTERNATIONAL ACCOUNTING STANDARDS (IAS)

The accounting principles promulgated by the International Accounting Standards Committee (IASC).

ITEMS PERTAINING TO OTHER PERIODS

Both the assets and the liabilities side of every German balance sheet contain items pertaining to other periods. On the assets side, these are generally prepaid expenses; on the liabilities side, deferred income (income received in advance).

LIABILITIES AND SHAREHOLDERS' EQUITY

The items on the right side of a balance sheet laid out in standard accounting form. These provide information about the composition of a company's capital (where its resources come from), and about any accumulated profits for the accounting period.

MARKET CAPITALIZATION

The value of a company as determined by multiplying the number of outstanding shares of stock times the price per share.

MDAX

An index of the Deutsche Börse that as of March 24, 2003, includes the 50 largest listed companies (after the DAX 30) in conventional sectors. To be included in the MDAX, a company must be part of the "Prime Standard" segment.

NET OPERATING INCOME

A term for income from ordinary business activities. Operating income includes income from business operations together with net income from financial operations and equity investments.

NONCURRENT ASSETS

Assets kept for use over an extended term.

OTHER OPERATING INCOME

An item in the income statement. It covers all income from ordinary business activities that is not categorized as sales or work on own account capitalized.

PAR VALUE

The par value per share – often just called "par" – is the fixed proportion of a company's capital associated with each share of stock. Even though ESCADA shares have no official par value (they are known as "no-par shares"), they still have a "notional" or theoretical par value of EUR 5.12 per share.

PERFORMANCE

The changes in a stock's price over a given period.

REPORTING DATE

The end of a fiscal year (at ESCADA, October 31).

RETURN ON INVESTED CAPITAL (ROIC)

The ROIC is the quotient between income from business operations and operating assets.

SCOPE OF CONSOLIDATION

The set of companies consolidated into a group's "consolidated" financial statements.

SDAX

An index of the Deutsche Börse that as of March 24, 2003, contains the next 50 largest companies (in conventional sectors) after the MDAX. To be included in the SDAX, a company must be part of the "Prime Standard" segment.

### SHAREHOLDERS' EQUITY

An item on the liabilities and shareholders' equity side of the balance sheet. Unlike borrowings (borrowed capital), equity is the funds raised by a company's owners to finance the company, or profits retained by the company.

### STOCK OPTION PLAN

A shareholder value-oriented model for remunerating management. It depends on the stock's performance and the company's ROIC.

### STOCK SPLIT

An increase in the number of shares of stock when the base capital remains the same. A split makes a stock more attractive by reducing the price per share to investors.

### SALES

The first income item in the income statement. Revenues from the selling, rental and leasing of typical products, merchandise and services in the course of ordinary business operations, less reductions and sales tax.

### WRITE-UPS

An increase in the book value of assets. This may be either the consequence of an increase in value even though the substance or nature of the asset has not changed, or a correction for excessive depreciation or amortization taken in prior accounting periods.

# INDEX

**Published by**

ESCADA AG
Investor Relations
Margaretha-Ley-Ring 1
85609 Aschheim/Munich
www.escada.com

**Editing**

Viona Brandt
Richard Lohner

Frank Elsner Kommunikation für
Unternehmen GmbH, Westerkappeln
Christopher Groß,
Kochel am See (Translation)

**Image Communikation**

Godo Krämer

**Photographers**

ESCADA campaign: Greg Lotus
Laurèl campaign: Magnus Rossander
apriori campaign: Affonso Gavinha
BiBA campaign: Joshua Kogan
cavita campaign: Affonso Gavinha
ESCADA shop-opening: Eliana Hegerich
Shop-architecture: Holger Albrich
Board of Management: Regina Recht

**Concept and Design**

Designclub Hamburg
Kai Brüninghaus

**Printing**

Bahruth Druck + Medien, Hamburg

This Annual Report is also available in German.

The English language version is a translation of the audited German Annual Report.

# ESCADA GROUP

**First Three Months of fiscal year 2006-07**

# Key figures for the ESCADA Group (IAS/IFRS)

| in million Euro | **3 months 2006-07** | 3 months 2005-06 |
|---|---|---|
| | | |
| Sales | 161.2 | 166.7 |
| incl. ESCADA brand | 111.5 | 120.9 |
| incl. PRIMERA Group | 56.7 | 53.1 |
| incl. Consolidation | - 7.0 | - 7.3 |
| | | |
| Gross profit as % of sales | 66.9 | 68.3 |
| incl. ESCADA brand | 66.8 | 68.7 |
| incl. PRIMERA Group | 58.9 | 58.2 |
| | | |
| EBITDA | 21.6 | 20.5 |
| incl. ESCADA brand | 16.0 | 14.6 |
| incl. PRIMERA Group | 5.6 | 5.9 |
| | | |
| Net profit before taxes | 12.6 | 11.1 |
| | | |
| Consolidated net profit/loss | 6.9 | 6.2 |
| | | |
| Capital expenditures | 3.7 | 3.6 |
| | | |
| Net debt (as of 1/31) | 190.0 | 223.9 |
| | | |
| Employees (as of 1/31) | 3,918 | 3,981 |
| | | |
| Price per share (Euro) (as of 1/31) | 33.75 | 26.36 |

## Earnings per share

| | **3 months 2006-07** | 3 months 2005-06 |
|---|---|---|
| Consolidated after-tax profit in million Euro | 6.9 | 6.2 |
| Weighted number of outstanding no-par shares | 16,838,344 | 16,464,244 |
| **Undiluted earnings per share in Euro** | **0.41** | 0.38 |
| Weighted potential no-par shares from conversion of convertible bond and from stock options | 359,241 | 360,706 |
| Total weighted and potential no-par shares | 17,197,585 | 16,824,950 |
| **Fully diluted earnings per share in Euro** | **0.40** | 0.37 |

## The ESCADA Group at a Glance

The ESCADA Group is an international maker of women's luxury fashions. It has a presence in more than 60 countries around the world. It has two business units, the ESCADA brand and the PRIMERA Group.

The ESCADA brand has three sub-segments: Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods), and Licenses (fragrances, eyewear, scarves, ties, children's fashions and jewelry). ESCADA stands for top-quality materials, exclusivity, fine crafting and comfort – as well as color and femininity.

The PRIMERA Group includes the apriori, cavita and Laurèl brands, and the BiBA retail chain. They operate in the mid-price to high-end segment of the fashion market.

## Highlights of the first three months of 2006-07:

- **ESCADA earnings grow again in Q1**
- **EBITDA up 5.4 percent to 21.6 million Euro**
- **After-tax profit on quarter gains 11.3 percent to 6.9 million Euro**
- **Sales at roughly the same level as last year, after adjustment for exchange rates**
- **Decrease in cost ratio demonstrates improvements in efficiency**
- **Outlook for the full 2006-07 year reconfirmed**

# Management's Report for the ESCADA Group

## Revenue performance

The ESCADA Group showed consolidated revenues of 161.2 million Euro for the first three months of the current year, compared to 166.7 million Euro for the same period last year. Most of the 3.3 percent decline resulted from changes in foreign exchange rates, and from strategic shifts of revenues to the second quarter as a consequence of the adjustment of the delivery schedule to better fit market requirements. New delivery cycles are expected to deliver new sets of merchandise to retailers more regularly and more consistently with their needs. This change in delivery policy is one result of the process optimizations in the ESCADA Group's value chain.

Adjusted for foreign exchange rates – i.e., on the basis of constant exchange rates from the previous year – consolidated revenues would have remained at roughly the same level (–0.5%).

The ESCADA brand generated sales of 111.5 million Euro for the first three months of the year, down 7.8 percent from the same period the year before (120.9 million Euro). The PRIMERA business unit's revenues rose 6.8 percent to 56.7 million Euro, mainly because of a renewed investment in additional floor space at its own retail shops.

The decline in the Group's revenues came from the North American (adjusted for exchange rates: –3.2%) and Asian (adjusted for exchange rates: –3.7%) sales regions. By contrast, revenues in Europe gained 1.2 percent during the first three months.

The "Consolidation" segment reported revenues of 7.0 million Euro, compared to 7.3 million Euro for Q1 the year before. These are intra-Group revenues between the ESCADA and PRIMERA business units.

## Sales performance by region and business unit

in million Euro

| | 3 months 2006-07 | 3 months 2005-06 | Change in % | 3 months 2006-07 on comparable exchange-rate basis | Change in % |
|---|---|---|---|---|---|
| Europe | 106.1 | 104.8 | 1.2 | 106.1 | 1.2 |
| North America | 33.1 | 37.5 | -11.7 | 36.3 | -3.2 |
| Asia | 22.0 | 24.4 | -9.8 | 23.5 | -3.7 |
| **Group total** | **161.2** | 166.7 | -3.3 | **165.9** | -0.5 |
| Total for ESCADA | 111.5 | 120.9 | -7.8 | 116.2 | -3.9 |
| Total for PRIMERA Group | 56.7 | 53.1 | 6.8 | 56.7 | 6.8 |
| Others | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Consolidation | -7.0 | -7.3 | 4.1 | -7.0 | 4.1 |
| **Group total** | **161.2** | 166.7 | -3.3 | **165.9** | -0.5 |

## Earnings performance

The Group's **gross profit margin** for the first quarter of 2006-07 was 66.9 percent of revenues, down 1.4 percentage points from the prior-year value. Most of the decrease resulted from the decline in revenues after adjustment for exchange rates.

While the margin for the ESCADA business unit was down 1.9 percentage points, gross profits at the PRIMERA Group were up slightly, by 0.7 percentage points, to 58.9 percent of revenues.

**Operating costs** (personnel expenses plus other operating expenses) were down 5.0 percent from a year earlier, to 91.2 million Euro (vs. 96.0 million Euro). Consistently with the Company's strategy, the cost ratio – operating costs as a percentage of revenues – was cut by one percentage point, to 56.6 percent, demonstrating that the Group continues to make progress in improving efficiency.

**Other operating income,** at 4.9 million Euro, was well above the prior-year period's 2.6 million Euro, mainly because of the positive effects of currency hedging.

**Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA)** grew 5.4 percent, to 21.6 million Euro (Q1 of prior year: 20.5 million Euro). Foreign exchange rates had an essentially neutral effect on operating results. The decline in revenues, with its concomitant effects on the gross profit margin, was countered by higher income from currency hedges.

**Depreciation and amortization,** at 4.7 million Euro, remained at roughly the same level as for Q1 2005-06.

**Earnings before interest and taxes (EBIT)** were up 7.0 percent, from 15.8 million Euro to 16.9 million Euro.

The **net financial loss** for the first three months was -4.3 million Euro, as against -4.7 million Euro for the comparable period last year.

The Group's **earnings before taxes (EBT)** for the first quarter were 12.6 million Euro, up 13.5 percent from the same period a year earlier (11.1 million Euro)

**Income taxes** amounted to 5.7 million Euro, following 4.9 million Euro for the first quarter of 2005-06 (+16.3%).

**After taxes and minority interests,** the ESCADA Group showed a **profit** of 6.9 million Euro for the first quarter of 2006-07, a gain of 11.3 percent over the first quarter a year earlier (6.2 million Euro).

## Asset position

As of the reporting date, January 31, 2007, there had been no material changes in the balance sheet ratios against the end of the previous fiscal year (October 31, 2006), aside from the usual seasonal alterations. **Total assets** came to 427.5 million Euro, compared to 426.1 million Euro as of October 31, 2006.
In non-current assets, **deferred taxes** were down 2.7 million Euro against the comparable reporting date, to 66.4 million Euro.

Among current assets, **inventories** came to 107.8 million Euro. The 5.4 million Euro increase against the end of October 2006 came from the usual seasonal inventory buildup. But compared to the end of the first quarter of 2005-06, inventories were down 31.0 million Euro, in keeping with the Board of Management's strategic objective of reducing capital tie-up.

**Cash and equivalents** came to 24.0 million Euro as of the end of January 2007, compared to 20.1 million Euro as of October 31, 2006.

On the equity and liabilities side of the balance sheet, **consolidated shareholders' equity** (not including minority shareholders) came to 116.9 million Euro, a gain of 6.7 million Euro against the end of the past fiscal year, and of 10.4 million Euro against the value from January 31, 2006.
The **economic equity ratio** (excluding minority interests and including the outstanding 2003-2013 convertible bond issue) was 27.9 percent, compared to 26.4 percent at October 31, 2006.

**Non-current liabilities** were almost unchanged at 218.7 million Euro (October 31, 2006: 218.8 million Euro). The predominant item is still the 2005-2012 bond issue for a par value of 200 million Euro.

Among the **current liabilities,** seasonal factors caused **financial liabilities** to rise by 5.2 million Euro, to 10.7 million Euro (October 31, 2006: 5.5 million Euro). The ESCADA Group's **net debt** (interest-bearing debt less cash and equivalents not including outstanding non-interest-bearing convertible bonds) was 190.0 million Euro, up only slightly from the value at October 31, 2006 (188.7 million Euro). But compared to the end of the first quarter of last year (223.9 million Euro), net debt was down a substantial 33.9 million Euro.

## Total cash flow

The **cash flow** of the ESCADA Group (before changes in working capital) for the first three months of 2006-07 came to 15.7 million Euro, exactly on a par with the prior-year period. The **cash flow from operating activities**, however, improved to –3.1 million Euro (Q1 2005-06: –20.4 million Euro). Here the Company's more rigorous working capital management, intended to reduce cash tie-up, had a correspondingly positive effect.

**Investing activities** used cash of 3.7 million Euro (vs. 2.6 million Euro used in the same period last year).

The **cash flow from financing activities** reached 5.2 million Euro, and resulted from the increase in short-term financial loans. In the prior-year period, the negative operating cash flow made it necessary to draw more heavily on credit facilities, resulting in a cash inflow of 23.7 million Euro from financing activities.

Totaling up the cash flows, and allowing for the effects of differences in foreign exchange rates, total **cash and cash equivalents** at the end of the first quarter were up 3.9 million Euro from the beginning of the period.

## ESCADA business unit

| Sales and EBITDA | | | | |
|---|---|---|---|---|
| in million Euro | **Sales** | | **EBITDA** | |
| | **Q1 2006-07** | Q1 2005-06 | **Q1 2006-07** | Q1 2005-06 |
| ESCADA Collection | 70.4 | 77.6 | 10.4 | 11.7 |
| ESCADA Sport | 24.7 | 23.7 | 4.8 | 2.0 |
| ESCADA Accessories and Licenses | 7.2 | 7.6 | 0.4 | 0.1 |
| Others | 9.2 | 12.0 | 0.4 | 0.5 |
| Non-allocatable write-downs | --- | --- | 0.0 | 0.3 |
| **Total for ESCADA** | **111.5** | 120.9 | **16.0** | 14.6 |

First-quarter sales in the ESCADA business unit were 111.5 million Euro, compared to 120.9 million Euro for the same period last year (–7.8%). Although revenues for the ESCADA Collection were down from a year earlier, ESCADA Sport's sales were up slightly. The ongoing reorientation process kept revenues at ESCADA Accessories below the prior-year equivalent.

The ESCADA business unit's EBITDA rose 9.6 percent, period-on-period, to 16.0 million Euro. The main contributor here was better earnings at ESCADA Sport. Unlike ESCADA Collection, ESCADA Sport had no delivery deferrals to the second quarter. Additionally, ESCADA Sport benefited from higher sell-through and continuing improvements in its cost structure.

## PRIMERA business unit

| Sales and EBITDA in million Euro | Sales Q1 2006-07 | Sales Q1 2005-06 | EBITDA Q1 2006-07 | EBITDA Q1 2005-06 |
|---|---|---|---|---|
| PRIMERA Group | 56.7 | 53.1 | 5.6 | 5.9 |

First-quarter revenues in the PRIMERA business unit were up 6.8 percent, to 56.7 million Euro. Most of the revenue gain came from additional floor space in the Group's own retail shops, as well as higher sales earned from wholesale clients.

The PRIMERA Group's EBITDA, at 5.6 million Euro, was down slightly from the same period last year (5.9 million Euro), because of the rise in operating costs to support the Group's growth. These costs rose slightly faster than revenues and the consequent increase in gross profits.

## Capital expenditures

The ESCADA Group invested 3.7 million Euro from November 2006 to January 2007, following 3.6 million Euro for the same period the year before. Out of this total, just as a year earlier, 2.8 million Euro was for the ESCADA business unit, mostly for the ongoing program to renovate the own retail shops. First-quarter investments for the PRIMERA Group came to 0.9 million Euro (Q1 2005-06: 0.8 million Euro).

## Changes in Group structure

Effective November 1, 2006, ESCADA AG sales operations for Germany and Austria were transferred to a subsidiary, ESCADA Deutschland Vertriebs GmbH. The objective is to increase transparency and comparability among sales structures within the ESCADA Group.

## Employees

The ESCADA Group's staff size as of January 31, 2007, was 3,918 employees. This was 63 less than on the same date the year before (3,981). Staff outside Germany increased by 79 employees, compared to a decrease of 142 employees in Germany.

## Changes in the Supervisory Board of ESCADA AG

Effective November 20, 2006, Mr. Franz Enderle resigned for cause from his position on the Supervisory Board of ESCADA AG. As his successor, Munich Regional Court appointed Mr. Jean-Marc Loubier, a corporate consultant based in Paris.

## Major events subsequent to the reporting period

On March 12, 2007, the Company's Supervisory Board set May 14, 2007, as the date for the annual shareholders' meeting. The meeting had originally been scheduled for April 3, but had to be postponed because the Supervisory Board had not been able to reach a resolution in sufficient time on candidates to represent the shareholders on the Board. The resolution was adopted at the March 12 meeting.

## Projections for 2006-07 as a whole

Thanks to a robust order book, positive responses to the new shop and marketing concept from customers and from the trade, and advances in tapping important markets, the Board of Management is optimistic that the ESCADA Group will meet the projections for 2006-07 that were released back in December 2006. The Company will draw support from a generally more propitious climate in the luxury goods market worldwide – which has now returned to a lasting growth phase.

Barring unforeseen adverse events, in 2006-07 the Board of Management still expects:

- an increase in Group revenues in the medium single-digit percentages;
- and a more than proportional gain in Group EBITDA.

Aschheim bei München, March 2007

ESCADA AG
The Board of Management

# Interim Financial Statements of the ESCADA Group as of January 31, 2007

## Accounting and reporting principles

The consolidated interim financial statements of ESCADA AG as of January 31, 2007, like the consolidated interim financial statements as of January 31, 2006, and the consolidated annual financial statements as of October 31, 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The provisions of IAS 34 on interim reporting were particularly applied.

The applied methods of reporting, valuation and consolidation are the same as were also used in the consolidated interim financial statements as of January 31, 2006, and the consolidated annual financial statements as of October 31, 2006. In compliance with IAS 1.91, we refer the reader to the Notes to the consolidated annual financial statements as of October 31, 2006, where the applied principles are explained in detail.

The present interim financial statements were not reviewed by our independent auditors.

## Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 41 fully consolidated companies. As of December 20, 2006, the Group acquired a 100% interest in Graham Limitada, of Lisbon, Portugal. The consolidation of that acquisition had no material influence on the net worth, financial position and earnings of the ESCADA Group.

# ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF JANUARY 31, 2007

in million Euro

| ASSETS | Group 01/31/2007 | ESCADA 01/31/2007 | PRIMERA 01/31/2007 | Other 01/31/2007 | Consolidation 01/31/2007 | Group 10/31/2006 | ESCADA 10/31/2006 | PRIMERA 10/31/2006 | Other 10/31/2006 | Consolidation 10/31/2006 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Noncurrent assets** | | | | | | | | | | |
| Intangible assets | 47.6 | 36.5 | 16.0 | 0.0 | -4.9 | 48.2 | 36.8 | 16.3 | 0.0 | -4.9 |
| Property, plant and equipment | 78.9 | 52.0 | 26.9 | 0.0 | 0.0 | 79.7 | 52.7 | 27.0 | 0.0 | 0.0 |
| Financial assets | 10.8 | 37.6 | 0.2 | 0.0 | -27.0 | 10.8 | 30.2 | 0.1 | 0.0 | -19.5 |
| Deferred tax credits | 66.4 | 61.4 | 5.0 | 0.0 | 0.0 | 69.1 | 63.8 | 5.3 | 0.0 | 0.0 |
| **Total noncurrent assets** | **203.7** | **187.5** | **48.1** | **0.0** | **-31.9** | 207.8 | 183.5 | 48.7 | 0.0 | -24.4 |
| **Current assets** | | | | | | | | | | |
| Inventories | 107.8 | 79.9 | 27.9 | 0.0 | 0.0 | 102.4 | 83.7 | 18.7 | 0.0 | 0.0 |
| Trade accounts receivable | 57.5 | 38.8 | 18.7 | 0.0 | 0.0 | 58.7 | 38.5 | 20.2 | 0.0 | 0.0 |
| Other current assets | 31.4 | 25.7 | 8.7 | 2.1 | -5.1 | 33.7 | 30.2 | 4.1 | 2.1 | -2.7 |
| Tax credits | 3.1 | 3.1 | 0.0 | 0.0 | 0.0 | 3.4 | 3.4 | 0.0 | 0.0 | 0.0 |
| Cash and cash equivalents | 24.0 | 20.8 | 3.2 | 0.0 | 0.0 | 20.1 | 17.1 | 3.0 | 0.0 | 0.0 |
| **Total current assets** | **223.8** | **168.3** | **58.5** | **2.1** | **-5.1** | 218.3 | 172.9 | 46.0 | 2.1 | -2.7 |
| **Total assets** | **427.5** | | | | | 426.1 | | | | |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Group 01/31/2007 | ESCADA 01/31/2007 | PRIMERA 01/31/2007 | Other 01/31/2007 | Consolidation 01/31/2007 | Group 10/31/2006 | ESCADA 10/31/2006 | PRIMERA 10/31/2006 | Other 10/31/2006 | Consolidation 10/31/2006 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Shareholders' equity** | | | | | | | | | | |
| Shareholders' equity | 116.9 | | | | | 110.1 | | | | |
| Minority interests | -0.5 | | | | | -0.5 | | | | |
| **Total shareholders' equity** | **116.4** | | | | | 109.6 | | | | |
| **Noncurrent liabilities** | | | | | | | | | | |
| Bonds | 195.8 | 195.8 | 0.0 | 0.0 | 0.0 | 195.5 | 195.5 | 0.0 | 0.0 | 0.0 |
| Long-term financial liabilities | 2.7 | 2.7 | 0.0 | 0.0 | 0.0 | 2.7 | 2.7 | 0.0 | 0.0 | 0.0 |
| Other long-term liabilities | 7.2 | 1.5 | 32.7 | 0.0 | -27.0 | 7.0 | 0.9 | 25.6 | 0.0 | -19.5 |
| Long-term provisions and accrued liabilities | 6.6 | 6.5 | 0.1 | 0.0 | 0.0 | 6.3 | 5.9 | 0.4 | 0.0 | 0.0 |
| Deferred tax liabilities | 6.4 | 4.4 | 2.0 | 0.0 | 0.0 | 7.3 | 5.3 | 2.0 | 0.0 | 0.0 |
| **Total noncurrent liabilities** | **218.7** | **210.9** | **34.8** | **0.0** | **-27.0** | 218.8 | 210.3 | 28.0 | 0.0 | -19.5 |
| **Current liabilities** | | | | | | | | | | |
| Short-term financial liabilities | 10.7 | 6.9 | 3.8 | 0.0 | 0.0 | 5.5 | 5.1 | 0.4 | 0.0 | 0.0 |
| Other short-term liabilities | 23.2 | 17.6 | 13.4 | 0.0 | -7.8 | 21.3 | 18.7 | 5.3 | 0.0 | -2.7 |
| Short-term provisions and accrued liabilities | 26.7 | 18.8 | 7.9 | 0.0 | 0.0 | 31.1 | 21.8 | 9.3 | 0.0 | 0.0 |
| Trade accounts payable | 27.8 | 18.5 | 9.3 | 0.0 | 0.0 | 36.9 | 27.9 | 9.0 | 0.0 | 0.0 |
| Tax liabilities | 4.0 | 4.0 | 0.0 | 0.0 | 0.0 | 2.9 | 2.8 | 0.1 | 0.0 | 0.0 |
| **Total current liabilities** | **92.4** | **65.8** | **34.4** | **0.0** | **-7.8** | 97.7 | 76.3 | 24.1 | 0.0 | -2.7 |
| **Total liabilities and shareholders' equity** | **427.5** | | | | | 426.1 | | | | |

## ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2006 - JANUARY 31, 2007

in million Euro

| | Group | ESCADA | PRIMERA | Others | Consolidation | Group | ESCADA | PRIMERA | Others | Consolidation |
|---|---|---|---|---|---|---|---|---|---|---|
| | **3 Months 2006/2007** | **3 Months 2006/2007** | **3 Months 2006/2007** | **3 Months 2006/2007** | **3 Months 2006/2007** | 3 Months 2005/2006 | 3 Months 2005/2006 | 3 Months 2005/2006 | 3 Months 2005/2006 | 3 Months 2005/2006 |
| **Sales** | **161.2** | **111.5** | **56.7** | **0.0** | **-7.0** | 166.7 | 120.9 | 53.1 | 0.0 | -7.3 |
| Changes in finished goods and work in progress | 6.4 | -3.3 | 9.7 | 0.0 | 0.0 | 12.0 | 4.3 | 7.7 | 0.0 | 0.0 |
| Cost of materials | 59.7 | 33.7 | 33.0 | 0.0 | -7.0 | 64.8 | 42.2 | 29.9 | 0.0 | -7.3 |
| **Gross profit** | **107.9** | **74.5** | **33.4** | **0.0** | **0.0** | 113.9 | 83.0 | 30.9 | 0.0 | 0.0 |
| Personnel expenses | 37.1 | 23.4 | 13.7 | 0.0 | 0.0 | 37.5 | 24.8 | 12.7 | 0.0 | 0.0 |
| Other operating expenses | 54.1 | 39.5 | 14.7 | 0.0 | -0.1 | 58.5 | 45.4 | 13.1 | 0.0 | 0.0 |
| Other operating income | 4.9 | 4.4 | 0.6 | 0.0 | -0.1 | 2.6 | 1.8 | 0.8 | 0.0 | 0.0 |
| **EBITDA** | **21.6** | **16.0** | **5.6** | **0.0** | **0.0** | 20.5 | 14.6 | 5.9 | 0.0 | 0.0 |
| Depreciation and amortization | 4.7 | 3.6 | 1.1 | 0.0 | 0.0 | 4.7 | 3.6 | 1.1 | 0.0 | 0.0 |
| **EBIT** | **16.9** | **12.4** | **4.5** | **0.0** | **0.0** | 15.8 | 11.0 | 4.8 | 0.0 | 0.0 |
| Net financial expenses | -4.3 | -3.8 | -0.5 | 0.0 | 0.0 | -4.7 | -4.3 | -0.4 | 0.0 | 0.0 |
| **Profit/loss before taxes** | **12.6** | **8.6** | **4.0** | **0.0** | **0.0** | 11.1 | 6.7 | 4.4 | 0.0 | 0.0 |
| Taxes on income | 5.7 | 4.1 | 1.6 | 0.0 | 0.0 | 4.9 | 3.0 | 1.9 | 0.0 | 0.0 |
| **Profit/loss after taxes** | **6.9** | **4.5** | **2.4** | **0.0** | **0.0** | 6.2 | 3.7 | 2.5 | 0.0 | 0.0 |
| Minority interests | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.0 | 0.0 |
| **Consolidated profit/loss** | **6.9** | **4.5** | **2.4** | **0.0** | **0.0** | 6.2 | 3.7 | 2.5 | 0.0 | 0.0 |

# ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million Euro

| | Issued capital | Additional paid-in capital | Legal reserves | Other earnings reserves | Retained earnings | Foreign currency translation differences | Other capital | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance on October 31, 2005** | **84.3** | **14.1** | **0.8** | **9.4** | **6.5** | **-14.1** | **-1.5** | **-0.5** | **99.0** |
| Profit 11/1/2005 - 1/31/2006 | | | | | 6.2 | | | 0.0 | 6.2 |
| Foreign currency translation differences | | | | | | 0.6 | | | 0.6 |
| Other capital | | | | | | | 0.2 | | 0.2 |
| **Balance on January 31, 2006** | **84.3** | **14.1** | **0.8** | **9.4** | **12.7** | **-13.5** | **-1.3** | **-0.5** | **106.0** |
| **Balance on October 31, 2006** | **86.2** | **16.3** | **0.7** | **18.3** | **4.7** | **-17.1** | **1.0** | **-0.5** | **109.6** |
| Profit 11/1/2006 - 1/31/2007 | | | | | 6.9 | | | 0.0 | 6.9 |
| Foreign currency translation differences | | | | | | -1.0 | | | -1.0 |
| Other capital | | | | | | | 0.9 | | 0.9 |
| **Balance on January 31, 2007** | **86.2** | **16.3** | **0.7** | **18.3** | **11.6** | **-18.1** | **1.9** | **-0.5** | **116.4** |

# ESCADA GROUP CASH FLOW STAEMENT

in million Euro

| | **3 Months 2006/2007** | 3 Months 2005/2006 |
|---|---|---|
| Consolidated net profit/loss before minority interests | 6.9 | 6.2 |
| Depreciation and amortization of noncurrent assets | 4.7 | 4.7 |
| Increase of long-term provisions | 0.3 | 0.6 |
| Other noncash expenses | 3.8 | 4.2 |
| **Total cash flow** | **15.7** | 15.7 |
| Decrease in short-term provisions | -4.4 | -7.3 |
| Loss on disposal of noncurrent assets | 0.4 | 0.0 |
| Increase in inventories, trade accounts receivable and other assets | -3.1 | -20.4 |
| Decrease in trade accounts payable and other liabilities | -5.9 | -2.6 |
| **Cash provided by/used in operating activities** | **2.7** | -14.6 |
| Capital expenditures for noncurrent assets | -3.7 | -3.6 |
| Other payments received for financial investments | 0.0 | 1.0 |
| **Cash used in investing activities** | **-3.7** | -2.6 |
| Proceeds from borrowings | 5.2 | 23.7 |
| **Cash provided by financing activities** | **5.2** | 23.7 |
| Changes in cash and equivalents affecting payments | 4.2 | 6.5 |
| Effect of exchange rate changes on cash and equivalents | -0.3 | 0.7 |
| Cash and cash equivalents at beginning of period | 20.1 | 12.2 |
| **Cash and cash equivalents at end of period** | **24.0** | 19.4 |

## KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million Euro

| | ESCADA Collection | | ESCADA Sport | | Accessories/Licenses | | Others | |
|---|---|---|---|---|---|---|---|---|
| | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 |
| Sales | 70.4 | 77.6 | 24.7 | 23.7 | 7.2 | 7.6 | 9.2 | 12.0 |
| EBITDA | 10.4 | 11.7 | 4.8 | 2.0 | 0.4 | 0.1 | 0.4 | 0.5 |
| Depreciation and amortization | 2.0 | 2.0 | 0.8 | 0.7 | 0.4 | 0.4 | 0.4 | 0.2 |
| EBIT | 8.4 | 9.7 | 4.0 | 1.3 | 0.0 | -0.3 | 0.0 | 0.3 |
| Capital expenditures | 2.2 | 1.7 | 0.4 | 0.7 | 0.1 | 0.2 | 0.1 | 0.2 |
| Noncash expenditures | 0.2 | 0.2 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 |
| | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 |
| Assets | 136.9 | 141.6 | 56.6 | 57.4 | 16.5 | 18.3 | 26.0 | 28.0 |
| Liabilities | 43.5 | 50.3 | 14.0 | 16.7 | 4.7 | 5.3 | 4.7 | 5.6 |

| | Adjustments | | ESCADA | | PRIMERA | | Others | | Consolidation | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2006/2007 | 3 Months 2006/2007 | 3 Months 2005/2006 |
| Sales | | | 111.5 | 120.9 | 56.7 | 53.1 | 0.0 | 0.0 | -7.0 | -7.3 | 161.2 | 166.7 |
| EBITDA | 0.0 | 0.3 | 16.0 | 14.6 | 5.6 | 5.9 | 0.0 | 0.0 | 0.0 | 0.0 | 21.6 | 20.5 |
| Depreciation and amortization | 0.0 | 0.3 | 3.6 | 3.6 | 1.1 | 1.1 | 0.0 | 0.0 | 0.0 | 0.0 | 4.7 | 4.7 |
| EBIT | | | 12.4 | 11.0 | 4.5 | 4.8 | 0.0 | 0.0 | 0.0 | 0.0 | 16.9 | 15.8 |
| Capital expenditures | | | 2.8 | 2.8 | 0.9 | 0.8 | 0.0 | 0.0 | 0.0 | 0.0 | 3.7 | 3.6 |
| Noncash expenditures | | | 0.4 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.3 |
| | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 |
| Assets | 119.8 | 111.1 | 355.8 | 356.4 | 106.6 | 94.8 | 2.1 | 2.1 | -37.0 | -27.2 | 427.5 | 426.1 |
| Liabilities | 209.8 | 208.7 | 276.7 | 286.6 | 69.2 | 52.2 | 0.0 | 0.0 | -34.8 | -22.3 | 311.1 | 316.5 |

## KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million Euro

| | Germany | | Rest of Europe | | North America | | Asia | | Others | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 |
| Sales | 8.4 | 13.8 | 34.4 | 34.7 | 32.7 | 37.1 | 21.9 | 23.8 | 14.1 | 11.5 |
| Capital expenditures | 1.2 | 1.9 | 0.2 | 0.6 | 0.5 | 0.2 | 0.9 | 0.1 | | |
| | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | | |
| Assets | 92.0 | 95.2 | 77.2 | 79.1 | 37.0 | 39.9 | 29.8 | 31.1 | | |

| | Adjustments | | ESCADA | | PRIMERA | | Others | | Consolidation | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 | 3 Months 2006/2007 | 3 Months 2005/2006 |
| Sales | | | 111.5 | 120.9 | 56.7 | 53.1 | 0.0 | 0.0 | -7.0 | -7.3 | 161.2 | 166.7 |
| Capital expenditures | | | 2.8 | 2.8 | 0.9 | 0.8 | 0.0 | 0.0 | 0.0 | 0.0 | 3.7 | 3.6 |
| | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 | 01/31/2007 | 10/31/2006 |
| Assets | 119.8 | 111.1 | 355.8 | 356.4 | 106.6 | 94.8 | 2.1 | 2.1 | -37.0 | -27.2 | 427.5 | 426.1 |

## Shareholdings and stock options held by members of corporate bodies

### Shareholdings of members of corporate bodies (common stock) as of January 31, 2007:

**Board of Management:**

| | |
|---|---|
| Frank Rheinboldt | 7,000 |
| Beate Rapp | None |
| Markus Schürholz | 1,000 |

**Supervisory Board:**

| | |
|---|---|
| Peter Zühlsdorff (held through Deutsche Industrie-Holding GmbH) | 100,000 |
| Rustam Aksenenko | 4,294,653 |
| (4,266,585 held through FCMH Fund L.P.) | |
| Dr. Clemens Haindl | 38,700 |

As of January 31, 2007, members of the Board of Management and Supervisory Board held no units of the ESCADA convertible bond issue (DE0005568174) or the ESCADA bond (XS0215685115).

As of January 31, 2007, members of the Board of Management held 15,000 stock options (prior year: 160,000) and 81,667 stock appreciation rights (prior year: 0). Additionally, members of the management of Group companies held 5,000 stock options (prior year: 105,000) and 47,500 stock appreciation rights (prior year: 0). Other members of management held 82,500 stock options (prior year: 239,000) and 5,000 stock appreciation rights (prior year: 0).

**Upcoming events**

| | |
|---|---|
| March 6, 2007 | 2005-06 financial press conference and analysts' conference |
| March 6, 2007 | Preliminary key figures for Q1 2006-07 |
| March 9, 2007 | Road show, Madrid |
| April 26-27, 2007 | High Yield Bond Conference, Gleneagles |
| May 14, 2007 | Annual shareholders' meeting, Munich |
| May 24, 2007 | Road show, Milan |
| June 11, 2007 | High Yield Bond Conference, London |
| June 28, 2007 | Interim report for first half of 2006-07 |
| September 27, 2007 | Interim report for first nine months of 2006-07 |
| December 20, 2007 | Preliminary key figures for fiscal year 2006-07 |

**For more information:**

**Investor relations**
Viona Brandt
ESCADA AG
Phone: ++49 – 89 – 99 44 13 36
Fax: ++49 – 89 – 99 44 16 50
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

**Financial and business press relations**
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
E-mail: info@elsner-kommunikation.de

**Private investor contact:**
E-mail: escada@aktionaersinfo.de

This first-quarter report is also available in German.

END